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As filed with the Securities and Exchange Commission on June             , 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-80
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noranda Inc.*
Falconbridge Limited*

(Exact name of Registrant as specified in its charter)

Ontario, Canada Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1021 1021 (Primary Standard Industrial Classification Code Number)	98-0359144 98-0115865 (I.R.S. Employer Identification Number, if applicable)

BCE Place, 181 Bay Street, Suite 200, Toronto, Canada M5J 2T3, (416) 982-7111
(Address and telephone number of Registrants' principal executive officers)

CT Corporation System, 111 Eighth Avenue, 13th Floor
New York, New York 10011 (212) 894-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Copies to:

Jeffery A. Snow Senior Vice President and General Counsel Noranda Inc. BCE Place, 181 Bay Street, Suite 200 Toronto, Canada M5J 2T3 (416) 982-7111	Garth M. Girvan McCarthy Tétrault LLP Suite 4700 Toronto Dominion Tower Toronto, Canada M5K 1E6 (416) 601-7574	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 USA (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box:    ☐

*
See Explanatory Note

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)

Common Shares	377,827,847	N/A	$1,713,361,452.30
Junior Preference Shares, Series 1	19,999,899	N/A	7,284,501.00
Junior Preference Shares, Series 2	19,999,899	N/A	2,645,618.25
Junior Preference Shares, Series 3	9,999,903	N/A	1,330,394.00

Total			$1,724,621,965.55	$202,988.01

(1)
Represents the estimated maximum number of shares of the class that may be issued by Falconbridge Limited pursuant to the amalgamation of Falconbridge Limited ("Falconbridge") and Noranda Inc. ("Noranda") if the transaction described in Part I of the Explanatory Note below is consummated, including Common Shares issuable in respect of (a) outstanding Noranda Common Shares or Falconbridge Common Shares and (b) Noranda Common Shares or Falconbridge Common Shares that may be issued upon exercise of options to acquire Noranda Common Shares or Falconbridge Common Shares. The identical estimated maximum number of Noranda Common Shares may be issued by Noranda pursuant to the amalgamation of Falconbridge and Noranda Acquisition Inc., an Ontario Corporation, a wholly-owned subsidiary of Noranda, if the transaction described in Part II of the Explanatory Note below is consummated.

(2)
In accordance with General Instruction IV.H of Form F-80, the registration fee is calculated on the basis of the maximum aggregate market value of the respective equity securities of the predecessor companies held by United States residents being offered the registrants' securities. Such value is calculated based upon the following:

Predecessor Security	Estimated no. of shares held by U.S. residents	Market Value* per share (U.S. $)	Market Value U.S. $

Falconbridge
Common Shares	4,068,470	$29.40	$ 119,613,018.00
Noranda
Common Shares	97,061,415	16.42	1,593,748,434.30
Junior Preference Shares, Series 1	282,345	25.80	7,284,501.00
Junior Preference Shares, Series 2	102,345	25.85	2,645,618.25
Junior Preference Shares, Series 3	51,169	26.00	1,330,394.00

Total			$1,724,621,965.55

*
Based upon the average of the high and low prices for the respective securities on the Toronto Stock Exchange on May 31, 2005. For purposes of the calculations, Cdn.$1.00 = U.S. $0.799 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on May 31, 2005.

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE

This Registration Statement relates to securities to be issued in one of the business combinations described below to shareholders entitled to vote on the transactions. Only one of the business combinations will be consummated.

A.    The amalgamation of Noranda Inc. and Falconbridge Limited, with the continuing amalgamated company being called Falconbridge Limited as described in the Joint Management Information Circular included in Part I below.

B.    The amalgamation of Falconbridge Limited and Noranda Acquisition Inc., with the continuing amalgamated company being called Falconbridge Limited as described in the Joint Management Information Circular included in Part I below. Concurrently with the effectiveness of that amalgamation, the name of Noranda Inc. will be changed to NorandaFalconbridge Inc.

Pursuant to Instruction C to the Signatures requirement of Form F-80, this registration statement in respect of the amalgamation of Noranda and Falconbridge referred to in Item A above has been signed as registrant by each of the existing corporations which are parties to the business combination and their directors and applicable officers.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Disclosure documents to be used in the offering:

Joint Management Information Circular for the Special Meetings of Shareholders of Noranda and Falconbridge to be held on June 30, 2005.

June 2, 2005

Dear Noranda/Falconbridge Shareholder:

Amalgamation of Noranda and Falconbridge

        As you are aware, on March 24, 2005 Noranda Inc. ("Noranda") made an offer to purchase all of the common shares of Falconbridge Limited ("Falconbridge") not already owned by Noranda or its affiliates on the basis of 1.77 Noranda common shares for each Falconbridge common share. Noranda's offer expired on May 5, 2005. Noranda acquired 58,476,589 common shares of Falconbridge pursuant to its offer and, as a result, now owns approximately 91% of the outstanding Falconbridge common shares.

        In order to complete the combination of Noranda and Falconbridge, the companies propose to amalgamate under the Business Corporations Act (Ontario) and continue as one corporation to be named "Falconbridge Limited". Under the amalgamation, Falconbridge common shareholders (other than Noranda and dissenting shareholders) will receive 1.77 common shares of the amalgamated company for each Falconbridge common share. Holders of Noranda preferred shares or junior preference shares and holders of Falconbridge preferred shares will receive an equal number of preferred shares or junior preference shares of the amalgamated company having the same attributes as the shares held by them immediately prior to the amalgamation.

        In order to be completed, the amalgamation requires, among other things, approval by at least 66 2/3% of the votes cast by Noranda common and junior preference shareholders and Falconbridge common shareholders at special meetings of those shareholders. You are cordially invited to attend the special meetings, which will each be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005 at the following times:

  •
  for holders of common shares of Falconbridge: 9:00 a.m. (Toronto time);

  •
  for holders of common shares of Noranda: 11:30 a.m. (Toronto time); and

  •
  for holders of junior preference shares of Noranda: 1:30 p.m. (Toronto time).

        Noranda has agreed to vote all Falconbridge common shares held by it in favour of the amalgamation. As a result, approval of the amalgamation at the Falconbridge special meeting is assured based on the current number of outstanding Falconbridge common shares.

        We are excited to proceed with the combination of Noranda and Falconbridge, which should create a stronger platform upon which to sustain and grow our base-metal assets. With an attractive pipeline of projects, expanded operations and a simplified corporate structure, we believe that our combined companies will be better positioned to deliver value in the current commodity market.

        Attached to this letter is a joint management information circular, which provides a detailed description of the amalgamation, the transactions contemplated by the amalgamation and certain other matters. The joint management information circular also contains important information relating to Noranda, Falconbridge and the combined company. You are urged to carefully consider the information presented in the accompanying joint management information circular. Please consider seeking advice from your financial, tax and other professional advisors in the event you have any questions about the amalgamation or other matters described in the circular.

U.S.

        Holders of common shares of Falconbridge, holders of common shares of Noranda and holders of junior preference shares of Noranda are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the applicable special meeting, whether or not you are personally able to attend. Envelopes have been provided for your convenience in returning the form of proxy representing your shares.

Sincerely,

(Signed) DEREK G. PANNELL President and Chief Executive Officer Noranda Inc.	(Signed) AARON W. REGENT President and Chief Executive Officer Falconbridge Limited

2

NORANDA INC. AND
FALCONBRIDGE LIMITED

NOTICES OF SPECIAL MEETINGS
and
JOINT MANAGEMENT INFORMATION CIRCULAR

AMALGAMATION OF
NORANDA INC.
and
FALCONBRIDGE LIMITED
AND CERTAIN OTHER MATTERS

SPECIAL MEETINGS OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2005

THE SECURITIES OFFERED PURSUANT TO THIS JOINT MANAGEMENT INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE JOINT MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The offering of Amalco Common Shares and Amalco Junior Preference Shares pursuant to the Amalgamation and of Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation is being made by foreign issuers that are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Joint Management Information Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in this Joint Management Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Such investors are urged to consult their tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noranda and Falconbridge are each incorporated or organized under the laws of Ontario, that some or all of their officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Noranda and Falconbridge and such persons may be located outside the United States.

To U.S. Shareholders of Noranda and Falconbridge:

This Circular is being sent to you by us at the request of Noranda Inc. in view of the securities laws of certain states. We do not recommend or endorse any course of action by you with respect to these materials.

If you have any questions concerning this matter, please contact Stephen K. Young, Corporate Secretary, Noranda Inc. and Falconbridge Limited, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, M5J 2T3, Telephone: (416) 982-7111.
CIBC WORLD MARKETS CORP.

i

ii

Passive Foreign Investment Company	39
Non-U.S. Holders	39
Consequences of Ownership and Disposition of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares	40
Backup Withholding	40
CERTAIN REGULATORY REQUIREMENTS	41
OTHER SHAREHOLDER CONSEQUENCES	41
Rights of Dissent	41
Qualification and Resale of Certain Securities	42
Canada	42
United States	42
EXPENSES OF THE PROPOSED TRANSACTIONS	42
INFORMATION CONCERNING NORANDA	43
INFORMATION CONCERNING FALCONBRIDGE	47
RISK FACTORS	49
INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS	50
Ownership of Securities	50
Noranda	50
Falconbridge	50
GENERAL PROXY INFORMATION	50
Solicitation of Proxies	50
Appointment of Proxies	51
Noranda	51
Falconbridge	51
Voting Instructions	51
Registered Shareholders	51
Non-Registered Shareholders	52
Revocation of Proxies	53
Voting of Shares Represented by Management Proxies	54
Voting Shares and Principal Holders of Securities	54
No Other Business	54
AVAILABLE INFORMATION	55
LEGAL MATTERS	55
SCHEDULE A — AMALGAMATION RESOLUTION	A-1
SCHEDULE B — FALCONBRIDGE/ NORANDA ACQUISITION AMALGAMATION RESOLUTION	B-1
SCHEDULE C — SUMMARY OF AMALCO SHARE PROVISIONS	C-1
SCHEDULE D — SUMMARY OF AMALGAMATED FALCONBRIDGE SHARE PROVISIONS	D-1
SCHEDULE E — SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT	E-1
SCHEDULE F — SECTION 185 OF THE OBCA	F-1
SCHEDULE G — AMALGAMATION AGREEMENT	G-1
SCHEDULE H — FALCONBRIDGE/ NORANDA ACQUISITION AMALGAMATION AGREEMENT	H-1
SCHEDULE I — UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF FALCONBRIDGE LIMITED	I-1

iii

FALCONBRIDGE LIMITED
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

TO THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE LIMITED:

        TAKE NOTICE THAT a special meeting (the "Meeting") of the holders of Common Shares of Falconbridge Limited ("Falconbridge") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005, commencing at 9:00 a.m. (Toronto time) for the following purposes:

  (i)
  to consider and, if thought advisable, approve, with or without variation, a special resolution approving the amalgamation agreement dated as of the date hereof between Falconbridge and Noranda Inc. ("Noranda") under Section 175 of the Business Corporations Act (Ontario) (the "Amalgamation Agreement"), the text of which special resolution is attached as Schedule A to the accompanying Joint Management Information Circular (the "Circular"), all as more particularly set out in the Circular;

  (ii)
  to consider and, if thought advisable, approve, with or without variation, a special resolution approving the amalgamation agreement dated as of the date hereof between Falconbridge, Noranda and Noranda Acquisition Inc., a wholly-owned subsidiary of Noranda, in the event that the Amalgamation Agreement is not approved by the requisite majority of applicable shareholders of each of Noranda and Falconbridge or implemented in accordance with its terms, the text of which special resolution is attached as Schedule B to the Circular, all as more particularly set out in the Circular; and

  (iii)
  to transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders are invited to attend the Meeting. Shareholders who are unable to attend at the Meeting are requested to date, complete, sign and return the accompanying form of proxy (printed on blue paper) in the envelope provided for that purpose. Proxies must be received at the Toronto office of Falconbridge's transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Toronto time) on June 28, 2005 (or, if the Meeting is adjourned, 5:00 p.m. (Toronto time) on the business day immediately prior to the date of the adjourned Meeting) at the following address:

Falconbridge Limited
c/o Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

DATED at Toronto, Ontario, this 2nd day of June, 2005.

By Order of the Board of Directors,

(Signed) STEPHEN K. YOUNG Corporate Secretary

NORANDA INC.
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

TO THE HOLDERS OF COMMON SHARES OF NORANDA INC.:

        TAKE NOTICE that a special meeting (the "Meeting") of the holders of Common Shares of Noranda Inc. ("Noranda") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005 at 11:30 a.m. (Toronto time) for the following purposes:

  (i)
  to consider and, if thought advisable, approve, with or without variation, a special resolution approving the amalgamation agreement dated as of the date hereof between Noranda and Falconbridge Limited under Section 175 of the Business Corporations Act (Ontario), the text of which special resolution is attached as Schedule A to the accompanying Joint Management Information Circular (the "Circular"), all as more particularly set out in the Circular; and

  (ii)
  to transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders are invited to attend the Meeting. Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the accompanying form of proxy (printed on green paper) in the envelope provided for that purpose. Proxies must be received at the Toronto office of Noranda's transfer agent, CIBC Mellon Trust Company, no later than 5:00 p.m. (Toronto time) on June 28, 2005 (or, if the Meeting is adjourned, 5:00 p.m. (Toronto time) on the business day immediately prior to the date of the adjourned Meeting) at the following address:

Noranda Inc.
c/o CIBC Mellon Trust Company
Attention: Proxy Department
200 Queen's Quay East, Unit 6
Toronto, Ontario M5A 4K9

DATED at Toronto, Ontario this 2nd day of June, 2005.

By Order of the Board of Directors,

(Signed) STEPHEN K. YOUNG Corporate Secretary

NORANDA INC.
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

TO THE HOLDERS OF JUNIOR PREFERENCE SHARES OF NORANDA INC.:

        TAKE NOTICE that a special meeting (the "Meeting") of the holders of Junior Preference Shares of Noranda Inc. ("Noranda") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005 at 1:30 p.m. (Toronto time) for the following purposes:

  (i)
  to consider and, if thought advisable, approve with or without variation, a special resolution approving the amalgamation agreement dated as of the date hereof between Noranda and Falconbridge Limited under Section 175 of the Business Corporations Act (Ontario), the text of which special resolution is attached as Schedule A to the accompanying Joint Management Information Circular (the "Circular"), all as more particularly set out in the Circular; and

  (ii)
  to transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders are invited to attend the Meeting. Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the accompanying form of proxy (printed on yellow paper) in the envelope provided for that purpose. Proxies must be received at the Toronto office of Noranda's transfer agent, CIBC Mellon Trust Company, no later than 5:00 p.m. (Toronto time) on June 28, 2005 (or, if the Meeting is adjourned, 5:00 p.m. (Toronto time) on the business day immediately prior to the date of the adjourned Meeting) at the following address:

Noranda Inc.
c/o CIBC Mellon Trust Company
Attention: Proxy Department
200 Queen's Quay East, Unit 6
Toronto, Ontario M5A 4K9

DATED at Toronto, Ontario this 2nd day of June, 2005.

By Order of the Board of Directors,

(Signed) STEPHEN K. YOUNG Corporate Secretary

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Circular, including the Schedules attached hereto and some of the information incorporated by reference into this Circular, contain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Noranda, Falconbridge or the combined entity resulting from the amalgamation of Noranda and Falconbridge or Noranda Acquisition and Falconbridge to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors listed under "Risk Factors" and those factors discussed in the section entitled "Risk Factors" in each of Noranda's and Falconbridge's Annual Information Form, which are incorporated by reference into this Circular. Although Noranda and Falconbridge have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Noranda nor Falconbridge undertakes any obligation to update forward-looking statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$", "US$" or "dollars" in this Circular refer to U.S. dollars and references to "Cdn.$" in this Circular refer to Canadian dollars. Each of Noranda's and Falconbridge's financial statements included or incorporated by reference into this Circular are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain of the financial information in Noranda's financial statements is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Noranda, see Note 19 to the Noranda audited consolidated financial statements as at December 31, 2004.

EXCHANGE RATES

        The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003
Rate at end of period	1.2096	1.3105	1.2036	1.2924
Average rate for period(1)	1.2267	1.3179	1.3015	1.4015

(1)
The average rate means the average of the exchange rates on the last day of each month during the period.

        On June 2, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate provided by the Bank of Canada was Cdn.$1.2476.

GLOSSARY

        Unless the context otherwise requires or where otherwise provided, the following words and terms have the meanings set forth below when used in this Circular. These defined words and terms are not always used in this Circular and may not conform to the defined terms used in the schedules to this Circular.

"Amalco" means the corporation resulting from the amalgamation of Noranda and Falconbridge.

"Amalco Common Shares" means the common shares in the capital of Amalco.

"Amalco Junior Preference Shares" means the junior preference shares in the capital of Amalco, including all series thereof.

"Amalco Participating Shares" means the participating shares in the capital of Amalco, including all series thereof.

"Amalco Preferred Shares" means the preferred shares in the capital of Amalco, including all series thereof.

"Amalco Shares" means, collectively, the Amalco Common Shares, the Amalco Preferred Shares and the Amalco Junior Preference Shares.

"Amalgamated Falconbridge" means the corporation resulting from the amalgamation of Falconbridge and Noranda Acquisition.

"Amalgamated Falconbridge Common Shares" means the common shares in the capital of Amalgamated Falconbridge.

"Amalgamated Falconbridge Preferred Shares" means the preferred shares in the capital of Amalgamated Falconbridge, including all series thereof.

"Amalgamation" means the amalgamation of Noranda and Falconbridge pursuant to Section 175 of the OBCA.

"Amalgamation Agreement" means the agreement dated as of June 2, 2005 between Noranda and Falconbridge providing for the Amalgamation, attached to this Circular as Schedule G.

"Amalgamation Resolution" means the special resolution approving the Amalgamation Agreement, the text of which is attached to this Circular as Schedule A to this Circular.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in the Province of Ontario.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Dissenting Shareholder" means (i) in the case of the Amalgamation, a Registered Shareholder of Noranda or Falconbridge, as applicable, that dissents in respect of the Amalgamation Resolution in accordance with Section 185 of the OBCA and (ii) in the case of the Falconbridge/Noranda Acquisition Amalgamation, a Registered Shareholder of Falconbridge that dissents in respect of the Falconbridge/Noranda Acquisition Amalgamation Resolution in accordance with Section 185 of the OBCA.

"Effective Date" means the date shown on the Articles of Amalgamation issued under the OBCA giving effect to the Noranda/Falconbridge Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, as applicable.

"Falconbridge" means Falconbridge Limited, a corporation existing under the laws of the Province of Ontario.

"Falconbridge Common Shareholder" means a holder of Falconbridge Common Shares.

"Falconbridge Common Shares" means the common shares in the capital of Falconbridge.

"Falconbridge Notice" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Falconbridge Option" means an option to purchase one Falconbridge Common Share.

"Falconbridge Preferred Shares" means the cumulative preferred shares in the capital of Falconbridge, including all series thereof.

"Falconbridge Shares" means Falconbridge Common Shares and/or Falconbridge Preferred Shares, as the context requires.

"Falconbridge Special Meeting" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Falconbridge/Noranda Acquisition Amalgamation" means the amalgamation of Falconbridge and Noranda Acquisition pursuant to Section 175 of the OBCA.

"Falconbridge/Noranda Acquisition Amalgamation Agreement" means the agreement dated as of June 2, 2005 between Noranda, Noranda Acquisition and Falconbridge providing for the Falconbridge/Noranda Acquisition Amalgamation, attached to this Circular as Schedule I.

"Falconbridge/Noranda Acquisition Amalgamation Resolution" means the special resolution of the Falconbridge Common Shareholders approving the Falconbridge/Noranda Acquisition Amalgamation Agreement, the text of which is attached to this Circular as Schedule B.

"Issuer Bid" means the offer, dated March 24, 2005, made by Noranda to exchange up to 63,377,140 of the outstanding Noranda Common Shares for up to 50,000,000 Noranda Junior Preference Shares issuable in three series.

"Meeting Materials" means, collectively, the Notices of Special Meetings, this Circular and the forms of proxy for use at the Special Meetings.

"Noranda" means Noranda Inc., a corporation existing under the laws of the Province of Ontario.

"Noranda 1987 Trust Indenture" means the trust indenture dated as of April 30, 1987 between Noranda Inc. and CIBC Mellon Trust Company, as trustee, providing for the issuance of the Noranda Convertible Debentures.

"Noranda Acquisition" means Noranda Acquisition Inc., a corporation existing under the laws of the Province of Ontario that is a wholly-owned subsidiary of Noranda.

"Noranda Common Share Meeting" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Noranda Common Share Notice" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Noranda Common Shareholder" means a holder of Noranda Common Shares.

"Noranda Common Shares" means the common shares in the capital of Noranda.

"Noranda Convertible Debentures" means the Cdn.$150,000,000 principal amount of adjustable rate convertible subordinated debentures Series 1 due April 30, 2007.

"Noranda Junior Preference Share Meeting" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Noranda Junior Preference Share Notice" has the meaning given to that term under "General Proxy Information — Solicitation of Proxies".

"Noranda Junior Preference Shareholder" means a holder of Noranda Junior Preference Shares.

"Noranda Junior Preference Shares" means the junior preference shares in the capital of Noranda, including all series thereof.

"Noranda Offer" means the offer, dated March 24, 2005, made by Noranda to purchase all of the outstanding Falconbridge Common Shares not already owned by Noranda or any of its affiliates on the basis of 1.77 Noranda Common Shares for each Falconbridge Share validly deposited under the offer.

"Noranda Option" means an option to purchase one Noranda Common Share.

"Noranda Participating Shares" means the participating shares in the capital of Noranda.

"Noranda Preferred Shares" means the preferred shares in the capital of Noranda, including all series thereof.

"Noranda Shareholders" means, collectively, the holders of Noranda Common Shares and the holders of Noranda Junior Preference Shares.

"Noranda Shares" means Noranda Common Shares, Noranda Preferred Shares and/or Noranda Junior Preference Shares, as the context requires.

"Noranda Special Meetings" means the Noranda Common Share Meeting and/or the Noranda Junior Preference Share Meeting, as the context requires.

"Notices of Special Meetings" means, collectively, the Noranda Common Share Notice, the Noranda Junior Preference Share Notice and the Falconbridge Common Share Notice.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario).

"Policy Q-27" means Policy No. Q-27 of the Autorité des marchés financiers (Québec) entitled "Protection of Minority Securityholders in the Course of Certain Transactions".

"Registered Shareholders" means (i) in the case of Noranda Common Shares and Noranda Junior Preference Shares, persons whose names are shown on the books or records of Noranda as owning Noranda Common Shares and/or Noranda Junior Preference Shares, and (ii) in the case of Falconbridge Common Shares, persons whose names are shown on the books or records of Falconbridge as owning Falconbridge Common Shares.

"Rule 61-501" means Ontario Securities Commission Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

"Shareholder" means a holder of Shares.

"Shares" means Noranda Common Shares, Noranda Preferred Shares, Noranda Junior Preference Shares, Falconbridge Common Shares and/or Falconbridge Preferred Shares, as the context requires.

"Special Meetings" means, collectively, the Noranda Common Share Meeting, the Noranda Junior Preference Share Meeting and the Falconbridge Special Meeting.

"Support Agreement" means the agreement between Falconbridge and Noranda, dated March 8, 2005, providing for, among other things, the making of the Noranda Offer.

"Tax Act" means the Income Tax Act (Canada).

"Transaction" means the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, as the case may be, and "Transactions" collectively means both the Amalgamation and the Falconbridge/Noranda Acquisition Amalgamation.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. GAAP" means United States generally accepted accounting principles.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SUMMARY

        This summary highlights information that is more fully discussed elsewhere in this Circular. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained in this Circular. Noranda and Falconbridge shareholders are urged to read the more detailed information about Noranda, Falconbridge, the Amalgamation Agreement, the Falconbridge/Noranda Acquisition Amalgamation Agreement and the Transactions contemplated by those agreements contained elsewhere in this Circular and the documents incorporated by reference into this Circular, including the unaudited consolidated pro forma financial statements and related notes. Certain capitalized terms used in this Summary are defined under "Glossary".

The Noranda Special Meetings

        Date, Time and Place of the Noranda Special Meetings.    The special meetings of Noranda Common Shareholders and Noranda Junior Preference Shareholders will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, June 30, 2005 as follows:

  •
  Noranda Common Share Meeting:    11:30 a.m. (Toronto time)

  •
  Noranda Junior Preference Share Meeting:    1:30 p.m. (Toronto time)

        Purpose.    The purpose of the Noranda Special Meetings is to consider and vote on a special resolution approving the Amalgamation Agreement providing for the amalgamation of Noranda and Falconbridge. The full text of the Amalgamation Resolution is attached as Schedule A to this Circular.

        Record Dates.    Noranda has fixed the close of business on May 31, 2005 as the record date for the purpose of determining Noranda Common Shareholders entitled to receive notice of and vote at the Noranda Common Share Meeting.

        Noranda has fixed the close of business on May 31, 2005 as the record date for the purpose of determining Noranda Junior Preference Shareholders entitled to receive notice of and vote at the Noranda Junior Preference Share Meeting.

        Any transferee after May 31, 2005 who properly establishes ownership of the relevant shares and requests in writing, no later than 10 days before the applicable Noranda Special Meeting, that the transfer agent include the transferee's name in the list of holders entitled to vote at the applicable Noranda Special Meeting will be entitled to vote at that meeting.

        At the close of business on June 2, 2005, there were 337,814,695 Noranda Common Shares and 49,999,701 Noranda Junior Preference Shares outstanding and entitled to vote. Each such share entitles the registered holder thereof to one vote.

        See "General Proxy Information — Voting Shares and Principal Holders of Securities".

        Required Vote.    In order to be effective, the special resolution approving the Amalgamation Agreement must be passed by the affirmative vote of at least 66 2/3% of the votes cast in respect of each of the Noranda Common Shares and the Noranda Junior Preference Shares by holders present in person or by proxy at the applicable Noranda Special Meeting with respect to such special resolution.

The Falconbridge Special Meeting

        Date, Time and Place of the Falconbridge Special Meeting.    The special meeting of Falconbridge Common Shareholders will be held at 9:00 a.m. (Toronto time) on Thursday, June 30, 2005 at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario.

        Purpose.    The purpose of the Falconbridge Special Meeting is to consider and vote on a special resolution to approve the Amalgamation Agreement providing for the amalgamation of Noranda and Falconbridge. The full text of the Amalgamation Resolution to be considered by Falconbridge Common Shareholders is attached as Schedule A to this Circular.

        At the Falconbridge Special Meeting, Falconbridge Common Shareholders will also be asked to consider and vote on a special resolution to approve the Falconbridge/Noranda Acquisition Amalgamation Agreement providing for the amalgamation of Falconbridge and Noranda Acquisition in the event that the Amalgamation Agreement is not approved by the requisite majority of either or both of the Noranda Shareholders or the Falconbridge Common Shareholders at the Special Meetings or implemented in accordance with its terms. The full text of the Falconbridge/Noranda Acquisition Amalgamation Resolution is attached as Schedule B to this Circular.

        Record Date.    Falconbridge has fixed the close of business on May 31, 2005 as the record date for the purpose of determining the Falconbridge Common Shareholders entitled to receive notice of and vote at the Falconbridge Special Meeting.

        Any transferee after May 31, 2005 who properly establishes ownership of the relevant shares and requests in writing, no later than 10 days before the Falconbridge Special Meeting, that the transfer agent include the transferee's name in the list of holders entitled to vote at the Falconbridge Special Meeting will be entitled to vote at that meeting.

        At the close of business on June 2, 2005, there were 180,803,932 Falconbridge Common Shares outstanding, each of which entitles the registered holder thereof to one vote. See "General Proxy Information — Voting Shares and Principal Holders of Securities".

        Required Vote.    In order to be effective, each of the special resolutions approving the Amalgamation Agreement and the Falconbridge/Noranda Acquisition Amalgamation Agreement, respectively, must be passed by the affirmative vote of at least 66 2/3% of the votes cast in respect of the Falconbridge Common Shares by holders present in person or by proxy at the Falconbridge Special Meeting with respect to each such special resolution.

        Under the Amalgamation Agreement and the Falconbridge/Noranda Acquisition Amalgamation Agreement, Noranda has agreed to vote all of its Falconbridge Common Shares in favour of the Amalgamation Resolution and the Falconbridge/Noranda Acquisition Amalgamation Resolution, respectively. Noranda owns approximately 91% of the outstanding Falconbridge Common Shares. As a result, the approval of each of the Amalgamation Resolution and the Falconbridge/Noranda Acquisition Amalgamation Resolution by the Falconbridge Common Shareholders is assured based on the number of Falconbridge Common Shares currently outstanding.

The Amalgamation

        Upon the Amalgamation becoming effective, Noranda and Falconbridge will amalgamate under the Business Corporations Act (Ontario) and continue as one corporation to be named "Falconbridge Limited". Except for Shares held by Dissenting Shareholders, each outstanding Noranda Common Share will be converted into one Amalco Common Share, each outstanding Noranda Preferred Share will be converted into one Amalco Preferred Share having the same attributes as such Noranda Preferred Share, each Noranda Junior Preference Share will be converted into one Amalco Junior Preference Share having the same attributes as such Noranda Junior Preference Share, each Falconbridge Common Share (other than Falconbridge Common Shares held by Noranda) will be converted into 1.77 Amalco Common Shares, and each Falconbridge Preferred Share will be converted into one Amalco Preferred Share having the same attributes as such Falconbridge Preferred Share.

        The completion of the Amalgamation is subject to a number of conditions, including obtaining the approval of Noranda Common Shareholders, Noranda Junior Preference Shareholders and Falconbridge Common Shareholders and obtaining regulatory approvals.

        The Amalgamation is anticipated to become effective shortly after the approval of the Amalgamation Agreement at the Special Meetings.

        The full text of the Amalgamation Agreement is attached as Schedule G to this Circular.

The Falconbridge/Noranda Acquisition Amalgamation

        At the Falconbridge Special Meeting, Falconbridge Common Shareholders will also be asked to consider and approve a special resolution approving the amalgamation of Falconbridge and Noranda Acquisition, a wholly-owned subsidiary of Noranda. The Falconbridge/Noranda Acquisition Amalgamation will only be completed if the Amalgamation is not approved by the requisite majority of either or both of the Noranda Shareholders or the Falconbridge Common Shareholders at the Special Meetings or implemented in accordance with its terms.

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, Falconbridge and Noranda Acquisition will amalgamate and continue as one corporation to be named "Falconbridge Limited". Each outstanding common share of Noranda Acquisition will be converted into one Amalgamated Falconbridge Common Share, each outstanding Falconbridge Common Share will be converted into 1.77 Noranda Common Shares and each outstanding Falconbridge Preferred Share will be converted into one Amalgamated Falconbridge Preferred Share having the same attributes as such Falconbridge Preferred Share. As a result of the Falconbridge/Noranda Acquisition Amalgamation, Noranda will own all of the Amalgamated Falconbridge Common Shares.

        If Noranda and Falconbridge elect to proceed with the Falconbridge/Noranda Acquisition Amalgamation, such amalgamation is anticipated to become effective shortly after approval of the Falconbridge/Noranda Acquisition Amalgamation at the Falconbridge Special Meeting.

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, Noranda intends to change its name to "NorandaFalconbridge Inc.".

        The full text of the Falconbridge/Noranda Acquisition Amalgamation Agreement is attached as Schedule H to this Circular.

The Companies

Noranda

        Noranda, together with its subsidiaries, including Falconbridge, is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also engaged in the recycling of secondary copper, nickel and precious metals.

        Noranda is an Ontario corporation, with its registered and head office located at BCE Place,
181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3 Canada.

        The Noranda Common Shares are listed and posted for trading on the TSX under the symbol "NRD.LV" and the NYSE under the symbol "NRD".

Falconbridge

        Falconbridge and its subsidiaries are engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations), Norway (Nikkelverk), the Dominican Republic

(Falcondo) and Chile (Collahuasi and Lomas Bayas). Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Falconbridge is an Ontario corporation, with its registered and head office located at BCE Place,
181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3 Canada.

        The Falconbridge Common Shares are listed on the TSX under the symbol "FL".

        Noranda currently owns 164,235,689 Falconbridge Common Shares, which represent approximately 91% of the issued and outstanding Falconbridge Shares.

Noranda Acquisition

        Noranda Acquisition was incorporated under the OBCA on June 1, 2005 solely for the purpose of consummating the Falconbridge/Noranda Acquisition Amalgamation, if necessary. Noranda Acquisition has minimal assets and no business and has carried on no activities that are not directly related to its formation and its execution of the Falconbridge/Noranda Acquisition Amalgamation Agreement. The registered office of Noranda Acquisition is located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3 Canada.

Amalco

        With respect to the combined company, Amalco had pro forma combined revenues and net income of approximately $2 billion and $236 million, respectively, for the three months ended March 31, 2005 and pro forma combined assets of approximately $12 billion as at March 31, 2005.

        There are currently no plans for the combined company to change the nature of the operations described in the Noranda and Falconbridge paragraphs above, except to pursue further operational efficiencies.

Background to the Proposed Transactions

        On March 24, 2005, Noranda made an offer to purchase all of the outstanding Falconbridge Common Shares not already owned by Noranda or its affiliates on the basis of 1.77 Noranda Common Shares for each Falconbridge Common Share. On May 6, 2005, Noranda took up all of the Falconbridge Common Shares validly deposited to the Noranda Offer and currently owns approximately 91% of the outstanding Falconbridge Common Shares.

        In the Noranda Offer Circular, Noranda disclosed its intention, if the Noranda Offer was successful, to acquire all of the Falconbridge Common Shares not deposited under the Noranda Offer by means of a subsequent acquisition transaction.

        Pursuant to the Support Agreement, Falconbridge agreed to cooperate with Noranda and to use its reasonable best efforts to enable Noranda to acquire any Falconbridge Common Shares not acquired by Noranda under the Noranda Offer by way of a subsequent acquisition transaction provided that the consideration offered in connection with the subsequent acquisition transaction was at least equal in value to and in the same form as the consideration offered under the Noranda Offer.

        Following completion of the Noranda Offer, Noranda approached the Falconbridge board of directors with respect to the Amalgamation and the Falconbridge/Noranda Acquisition Amalgamation. The Falconbridge board of directors reviewed the terms of the proposed Transactions and concluded that each such Transaction is a subsequent acquisition transaction for purposes of the Support Agreement and, as a consequence, Noranda and Falconbridge entered into the Amalgamation Agreement and Noranda, Noranda Acquisition and Falconbridge entered into the Falconbridge/Noranda Acquisition Amalgamation Agreement. See "The Amalgamation — Background and Reasons for the Amalgamation".

Stock Exchange Listings

        The Noranda Common Shares, each series of Noranda Preferred Shares, each series of Noranda Junior Preference Shares, the Falconbridge Common Shares, the Falconbridge Preferred Shares, Series 2 and the Falconbridge Preferred Shares, Series 3 are listed on the TSX. The TSX has conditionally approved the listing of (i) the Amalco Common Shares, each series of Amalco Preferred Shares (with the exception of the Amalco Preferred Shares, Series 1), and each series of Amalco Junior Preference Shares to be issued pursuant to the Amalgamation, and (ii) in the event that the Amalgamation is not completed, the Noranda Common Shares, the Amalgamated Falconbridge Preferred Shares, Series 2 and the Amalgamated Falconbridge Preferred Shares, Series 3 to be issued pursuant to the Falconbridge/Noranda Acquisition Amalgamation. Listing is subject to the fulfillment of all of the requirements of the TSX.

        The Noranda Common Shares are also listed on the NYSE. Noranda has applied for approval from the NYSE for the listing of (i) the Amalco Common Shares to be issued pursuant to the Amalgamation, and (ii) in the event that the Amalgamation is not completed, the Noranda Common Shares to be issued pursuant to the Falconbridge/Noranda Acquisition Amalgamation. Approval of the NYSE listing will be subject to the fulfillment of all of the requirements of the NYSE.

Canadian Federal Income Tax Considerations

        A Shareholder who holds Shares as capital property and who, on the Amalgamation, exchanges Noranda Common Shares for Amalco Common Shares, Noranda Junior Preference Shares for Amalco Junior Preference Shares, or Falconbridge Common Shares for Amalco Common Shares will generally not realize a capital gain or capital loss under the Tax Act.

        A Shareholder who holds Shares as capital property and who, on the Falconbridge/Noranda Acquisition Amalgamation, exchanges Falconbridge Common Shares for Noranda Common Shares will generally not realize a capital gain or capital loss under the Tax Act.

        All Shareholders should review the more detailed information under "Certain Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

        The exchange of Noranda Common Shares for Amalco Common Shares and the exchange of Noranda Junior Preference Shares for Amalco Junior Preference Shares pursuant to the Amalgamation should be treated as exchanges made pursuant to a reorganization under Section 368(a)(1) of the U.S. Internal Revenue Code and, therefore, should be treated as tax-free exchanges for U.S. federal income tax purposes. Although, given the absence of authority, the matter is not free from doubt and, thus, is uncertain, it would be reasonable to take the position that, for U.S. federal income tax purposes, the exchange of Falconbridge Common Shares for Amalco Common Shares and Canadian dollars in lieu of fractional Amalco Common Shares pursuant to the Amalgamation should be treated as an exchange made pursuant to a reorganization under Section 368(a)(1) of the U.S. Internal Revenue Code and, therefore, should be treated as a tax-free exchange for U.S. federal income tax purposes. Assuming that each exchange pursuant to the Amalgamation is properly treated as a tax-free exchange for U.S. federal income tax purposes, U.S. Holders should not recognize any gain or loss as a result of the exchange (except with respect to any Canadian dollars received in lieu of a fractional share).

        The exchange of Falconbridge Common Shares for Noranda Common Shares and Canadian dollars in lieu of fractional Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation should be treated as a taxable transaction for U.S. federal income tax purposes. Assuming that the exchange is properly treated as a taxable transaction for such purposes, U.S. Holders should recognize taxable capital gain or loss as a result of the exchange.

        U.S. Holders that exchanged Falconbridge Common Shares for Noranda Common Shares pursuant to the Noranda Offer should review the discussion under "Certain U.S. Federal Income Tax Considerations — Treatment of Noranda Common Shareholders that Received Noranda Common Shares pursuant to Noranda Offer".

        See more detailed information under "Certain U.S. Federal Income Tax Considerations" and, in particular, the legends under "Certain U.S. Federal Income Tax Considerations — General".

Risk Factors

        Noranda and Falconbridge shareholders should carefully consider the matters set forth under "Risk Factors".

Rights of Dissent

        If the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, as applicable, becomes effective, a Dissenting Shareholder will be entitled to be paid the fair value of its shares in accordance with section 185 of the OBCA. Strict compliance with the provisions of section 185 of the OBCA will be required in order to exercise such rights of dissent. See "Other Shareholder Consequences — Rights of Dissent" and Schedule E to this Circular for a summary of the procedure to exercise such rights of dissent and Schedule F to this Circular for the full text of section 185 of the OBCA.

SUMMARY OF NORANDA HISTORICAL FINANCIAL INFORMATION

        The following tables present summary historical consolidated financial information for Noranda, as at and for the years ended December 31, 2004 and 2003 and as at and for the three month periods ended March 31, 2005 and 2004. This information is derived from and should be read in conjunction with the financial statements of Noranda and the related notes to those financial statements incorporated by reference into this Circular. Copies of the financial statements incorporated by reference in this Circular can be found at www.sedar.com.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004(1)	2004(1)	2003(1)
	(in millions of U.S. dollars)
Statement of Operations Data:
Revenues	1,976	1,653	6,978	4,657
Total operating expenses	1,521	1,292	5,613	4,270
Income generated by operating assets	455	361	1,365	387
Interest expense, net	32	29	136	143
Minority interest in earnings of subsidiaries	94	79	297	88
Net Income	176	152	521	2
	As at March 31,		As at December 31,
	2005	2004(1)	2004(1)	2003(1)
	(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	3,428	2,761	3,268	2,408
Operating capital assets	4,892	4,698	4,870	4,765
Total assets	9,782	8,789	9,628	8,351
Current liabilities	1,833	1,546	1,835	1,357
Long-term debt	2,574	2,923	2,736	2,975
Preferred share liabilities	121	112	122	114
Interests of other shareholders	1,296	1,000	1,197	919
Total shareholders' equity	2,987	2,528	2,839	2,401

Note:

(1)
Restated to reflect changes in accounting standards. See note 2 of Noranda's interim financial statements for the three months ended March 31, 2005, incorporated by reference into this Circular.

SUMMARY OF FALCONBRIDGE HISTORICAL FINANCIAL INFORMATION

        The following tables present summary historical consolidated financial information for Falconbridge, as at and for the years ended December 31, 2004 and 2003 and as at and for the three month periods ended March 31, 2005 and 2004. This information is derived from and should be read in conjunction with the financial statements of Falconbridge and the related notes to those financial statements incorporated by reference into this Circular. Copies of the financial statements incorporated by reference in this Circular can be found at www.sedar.com.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003
	(in millions of U.S. dollars)
Statement of Operations Data:
Revenues	903	734	3,070	2,083
Total operating expenses	594	467	2,101	1,782
Operating Income	309	267	969	301
Interest expense, net	6	10	37	43
Non-controlling interest in earnings of subsidiaries	2	4	12	4
Earnings for the period	221	184	672	191
	As at March 31,		As at December 31,
	2005	2004	2004	2003
	(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	1,807	1,189	1,550	998
Property, plant and equipment	3,217	2,165	3,195	2,970
Total assets	5,397	4,482	5,118	4,172
Current liabilities	639	399	617	349
Long-term debt	1,181	1,341	1,189	1,356
Non-controlling interest	36	30	35	27
Total shareholders' equity	2,782	2,118	2,563	1,938

SUMMARY OF AMALCO PRO FORMA FINANCIAL INFORMATION

        The following tables present summary pro forma consolidated financial information for Amalco as at and for the three months ended March 31, 2005 and for the year ended December 31, 2004 after giving effect to the completion of the Amalgamation. This information is derived from and should be read in conjunction with the unaudited pro forma consolidated financial statements and the related notes thereto included elsewhere in this Circular. The pro forma consolidated statements of operations have been prepared from the audited statements of operations of Noranda for the year ended December 31, 2004 and the unaudited statements of operations of Noranda for the three months ended March 31, 2005 and give pro forma effect to the completion of the Amalgamation as if the Transaction occurred on January 1, 2004. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Noranda as at March 31, 2005 and gives pro forma effect to the completion of the Amalgamation as if the Transaction occurred on March 31, 2005.

	Pro Forma
	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(in millions of U.S. dollars)
Statement of Operations Data:
Revenues	1,976	6,978
Total operating expenses	1,538	5,680
Income generated by operating assets	438	1,298
Interest expense, net	51	212
Minority interest in earnings in subsidiaries(1)	3	16
Net Income(1)	236	686
Pro Forma
As at March 31, 2005
(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	3,499
Operating capital assets	6,197
Total assets	11,942
Current liabilities	1,834
Long-term debt	2,459
Preferred share liabilities	1,371
Interests of other shareholders(1)	63
Total shareholders' equity(1)	4,420

Note:

(1)
The outstanding Falconbridge Preferred Shares will become outstanding Amalco Preferred Shares upon the implementation of the Amalgamation. If the Amalgamation is not implemented, the outstanding Falconbridge Preferred Shares will remain outstanding Falconbridge Preferred Shares (or, upon implementation of the Falconbridge/Noranda Acquisition Amalgamation, will become outstanding Amalgamated Falconbridge Preferred Shares) and the impact of the same on the unaudited pro forma consolidated balance sheet of Amalco as at March 31, 2005 is to decrease the total shareholders' equity by $130 million and to increase interests of other shareholders by $130 million and the impact on the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 is to increase minority interest in earnings in subsidiaries by $2 million and $7 million, respectively, and decrease net income by the same amounts.

JOINT MANAGEMENT INFORMATION CIRCULAR

        Unless the context otherwise requires, terms not defined herein have the meanings set forth in the "Glossary" section of this Joint Management Information Circular ("Circular"). Unless otherwise stated, the information contained in this Circular is given as at June 2, 2005.

THE AMALGAMATION

Background and Reasons for the Amalgamation

        On March 24, 2005, Noranda made the Noranda Offer to purchase all of the outstanding Falconbridge Common Shares not already owned by Noranda or its affiliates on the basis of 1.77 Noranda Common Shares for each Falconbridge Common Share. On May 6, 2005, Noranda took up the 58,476,589 Falconbridge Common Shares validly deposited under the Noranda Offer. After the acquisition of Falconbridge Common Shares pursuant to the Noranda Offer, Noranda owned approximately 91% of the outstanding Falconbridge Common Shares.

        The Falconbridge board of directors and the special committee of the Falconbridge board (comprised of directors who were independent of the management of Falconbridge, Noranda and Brascan Corporation) established to consider the Noranda Offer concluded that the Noranda Offer was fair, from a financial point of view, to Falconbridge Common Shareholders other than Noranda and the board of directors of Falconbridge recommended that those Falconbridge Common Shareholders accept the Noranda Offer. The Falconbridge board of directors received a formal opinion as to the fair market value of the Falconbridge Common Shares and the consideration payable by Noranda under the Noranda Offer from TD Securities Inc., financial advisors to the Falconbridge special committee, and received TD Securities Inc.'s opinion as to the fairness from a financial point of view of the consideration received by minority Falconbridge Common Shareholders under the Noranda Offer (collectively, the "TD Securities Opinion").

        Based upon and subject to the analyses and assumptions set out in the TD Securities Opinion, TD Securities Inc. determined that, as of March 8, 2005, the fair market value of the Falconbridge Common Shares was in the range of $32.50 to $38.50 per share and the fair market value of the consideration issuable under the Noranda Offer was in the range of $33.63 to $40.71. Shareholders should consult the full text of the TD Securities Opinion. See "— Prior Valuations".

        In the Noranda Offer circular, Noranda disclosed its intention, if Noranda took up and paid for Falconbridge Common Shares validly deposited under the Noranda Offer, to acquire all of the Falconbridge Common Shares not deposited under the Noranda Offer by means of a subsequent acquisition transaction.

        Pursuant to the Support Agreement, Falconbridge agreed that, following the completion of the Noranda Offer, it would cooperate with Noranda to enable Noranda to proceed with a subsequent acquisition transaction under which Noranda would acquire all Falconbridge Common Shares not tendered to the Noranda Offer provided that the consideration offered in connection with the subsequent acquisition transaction was at least equal in value to and in the same form as the consideration offered under the Noranda Offer.

        Following the completion of the Noranda Offer, Noranda approached the Falconbridge board of directors with respect to the Amalgamation and the Falconbridge/Noranda Acquisition Amalgamation. On June 2, 2005, the Falconbridge board of directors met to consider the terms of the proposed Transactions and concluded that each such Transaction is a subsequent acquisition transaction for purposes of the Support Agreement.

        The Noranda board of directors met on June 2, 2005 to consider the terms of the proposed Transactions. The Noranda board reviewed the terms of each Transaction, including the fact that holders of Noranda Common Shares, Noranda Preferred Shares, Noranda Junior Preference Shares and Falconbridge Preferred Shares will receive an equal number of shares of Amalco or Amalgamated Falconbridge having the same attributes as the Noranda or Falconbridge shares held by them immediately prior to the Transaction and that, under each proposed Transaction, Falconbridge Common Shareholders will receive the same consideration as that offered by Noranda under the Noranda Offer. Based on the foregoing, among other considerations, the Noranda board of directors approved the Amalgamation Agreement and the Falconbridge/Noranda Acquisition Amalgamation Agreement.

        On June 2, 2005, Noranda and Falconbridge entered into the Amalgamation Agreement providing for the amalgamation of Noranda and Falconbridge. On the same date, Falconbridge and Noranda Acquisition entered into the Falconbridge/Noranda Acquisition Amalgamation Agreement providing for the amalgamation of Falconbridge and Noranda Acquisition. See "The Falconbridge/Noranda Acquisition Amalgamation".

        Under the Amalgamation, holders of Falconbridge Common Shares (other than Noranda and Dissenting Shareholders) will receive 1.77 Amalco Common Shares for each Falconbridge Common Share. Holders of Noranda Shares or Falconbridge Preferred Shares will receive an equal number of shares of Amalco having the same attributes as the Noranda or Falconbridge shares held by them immediately prior to the Transaction. See "— Description of the Amalgamation — Treatment of Shares in the Capital of Noranda and Falconbridge".

        Each of Noranda and Falconbridge believes that the combination of the two companies will create one of North America's largest base metals companies with combined assets of approximately $12 billion; combine the cash flow of the two companies, which should provide the combined company with greater financial flexibility and improved access to credit; create a combined company with a greater market capitalization than either Noranda or Falconbridge, which should improve the combined company's ability to finance its activities; provide enhanced flexibility to carry out exploration and business development programs from an operational and financial standpoint; create a combined company that should be financially and operationally strong with the ability to compete globally in the copper and nickel businesses; and, as a result of the foregoing benefits, attract a greater institutional investor base for Amalco.

        Accordingly, Noranda Shareholders and Falconbridge Common Shareholders are respectively being requested at the Special Meetings to consider and, if deemed advisable, pass, with or without variation, the Amalgamation Resolution. Each of the Noranda Board of Directors and the Falconbridge Board of Directors has authorized the Amalgamation (and the filing of the corresponding articles of amalgamation) if the Amalgamation Resolution is approved by the requisite majority of applicable shareholders of Noranda and Falconbridge.

Prior Valuations

        Other than the TD Securities Opinion, neither Noranda nor Falconbridge is aware of any "prior valuations", as defined in Rule 61-501 and Policy Q-27, of Falconbridge or of its material assets or securities within the 24-month period preceding the date of this Circular. Copies of the TD Securities Opinion may be obtained at www.sedar.com or from the Corporate Secretary of Noranda at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3, Telephone: (416) 982-7111.

Shareholder Approvals

Noranda

        Under the OBCA, the Amalgamation Agreement must be approved by a special resolution passed by at least 66 2/3% of the votes cast at the Noranda Common Share Meeting by the Noranda Common Shareholders and at the Noranda Junior Preference Share Meeting by the Noranda Junior Preference Shareholders. Unless specified in the enclosed forms of proxy that Noranda Common Shares or Noranda Junior Preference Shares, as applicable, represented by the form of proxy will be voted against this resolution, the persons designated in the enclosed forms of proxy intend to vote FOR the Amalgamation Resolution. The full text of the Amalgamation Resolution to be approved by Noranda Common Shareholders and Noranda Junior Preference Shareholders is attached to this Circular as Schedule A.

Falconbridge

        Under the OBCA, the Amalgamation Agreement must be approved by a special resolution passed by at least 66 2/3% of the votes cast at the Falconbridge Special Meeting. Unless specified in the enclosed form of proxy that Falconbridge Common Shares represented by the form of proxy will be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote FOR the Amalgamation Resolution. The full text of the Amalgamation Resolution to be approved by Falconbridge Common Shareholders is attached to this Circular as Schedule A.

        Under the Amalgamation Agreement, Noranda has agreed to vote all of its Falconbridge Common Shares in favour of the Amalgamation Resolution. Noranda owns approximately 91% of the issued and outstanding Falconbridge Common Shares. As a result, the approval of the Amalgamation Resolution by the Falconbridge Common Shareholders is assured based on the number of Falconbridge Common Shares currently outstanding.

Description of the Amalgamation

General

        Pursuant to the terms of the Amalgamation Agreement and with the approval of the Amalgamation Resolution at each of the Noranda Special Meetings and at the Falconbridge Special Meeting, Noranda and Falconbridge will amalgamate under the OBCA and continue as one corporation to be named "Falconbridge Limited".

        Upon completion of the Amalgamation, the assets, liabilities and operations of Noranda and Falconbridge will be combined and managed and operated as an integrated business by Amalco. There are currently no plans for the combined company to change the nature of the operations of Noranda and Falconbridge described under "Summary — The Companies". The head office of Amalco will be located at the same location as the current head office of each of Noranda and Falconbridge, namely BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3.

        The Amalgamation will become effective on the Effective Date, after the requisite shareholder approvals and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. It is anticipated that the Amalgamation will become effective on or about June 30, 2005, but in no event later than January 1, 2006.

        Prior to or following the Special Meetings, and notwithstanding the approval by Shareholders of the Amalgamation Resolution, the board of directors of either Noranda or Falconbridge may, in its sole discretion, decide not to proceed with the Amalgamation.

Capital Structure

        Upon completion of the Amalgamation, Amalco will be authorized to issue an unlimited number of Amalco Common Shares, an unlimited number of Amalco Preferred Shares issuable in series, an unlimited number of Amalco Junior Preference Shares issuable in series, and an unlimited number of Amalco Participating Shares issuable in series. The attributes of the Amalco Common Shares, each series of Amalco Preferred Shares, each series of Amalco Junior Preference Shares and the Amalco Participating Shares will be the same as those of the Noranda Common Shares, Noranda Preferred Shares and Falconbridge Preferred Shares, Noranda Junior Preference Shares and Noranda Participating Shares outstanding immediately prior to the Amalgamation becoming effective, respectively, as described in Schedule C to this Circular. There are no Noranda Participating Shares outstanding.

Treatment of Shares in the Capital of Noranda and Falconbridge

        Upon the Amalgamation becoming effective:

  Noranda

  •
  each issued and outstanding Noranda Common Share will be converted into one Amalco Common Share;

  •
  each issued and outstanding Noranda Preferred Share, Series F will be converted into one Amalco Preferred Share, Series F;

  •
  each issued and outstanding Noranda Preferred Share, Series G will be converted into one Amalco Preferred Share, Series G;

  •
  each issued and outstanding Noranda Preferred Share, Series H will be converted into one Amalco Preferred Share, Series H;

  •
  each issued and outstanding Noranda Junior Preference Share, Series 1 will be converted into one Amalco Junior Preference Share, Series 1;

  •
  each issued and outstanding Noranda Junior Preference Share, Series 2 will be converted into one Amalco Junior Preference Share, Series 2; and

  •
  each issued and outstanding Noranda Junior Preference Share, Series 3 will be converted into one Amalco Junior Preference Share, Series 3.

  Falconbridge

  •
  each issued and outstanding Falconbridge Common Share (other than Falconbridge Common Shares held by Noranda) will be converted into 1.77 Amalco Common Shares;

  •
  each issued and outstanding Falconbridge Common Share held by Noranda will be cancelled;

  •
  each issued and outstanding Falconbridge Preferred Share Series 1 will be converted into one Amalco Preferred Share, Series 1;

  •
  each issued and outstanding Falconbridge Preferred Share Series 2 will be converted into one Amalco Preferred Share, Series 2; and

  •
  each issued and outstanding Falconbridge Preferred Share Series 3 will be converted into one Amalco Preferred Share, Series 3.

        No fractional Amalco Common Shares will be issued. Instead of receiving a fractional Amalco Common Share, holders of Falconbridge Common Shares will receive a cash payment equal to such fraction multiplied by Cdn.$22.79, representing the consideration paid by Noranda in respect of fractional Noranda Common Shares issued in connection with the Noranda Offer.

        Registered Shareholders have the right to dissent in respect of the Amalgamation Resolution and to be paid the fair value of the Shares held, as fixed by a court, upon strict compliance with the provisions of applicable law. Failure by a dissenting Registered Shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss or unavailability of rights under that section. See "Other Shareholder Consequences — Rights of Dissent".

Composition of the Amalco Board

        Upon the Amalgamation becoming effective, the directors of Amalco will be Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, J. Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr, Edmund King, Neville Kirchmann, James McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

Executive Officers of Amalco

        Upon the Amalgamation becoming effective, Amalco's executive officers will include David Kerr, Chairman, Derek Pannell, Chief Executive Officer, Aaron Regent, President, Steven Douglas, Executive Vice-President and Chief Financial Officer, and Peter Kukielski, Chief Operating Officer.

Ownership of Amalco after the Amalgamation

        Based on the number of Noranda Common Shares and Falconbridge Common Shares outstanding as at June 2, 2005, Amalco will have a total of approximately 367,140,485 Amalco Common Shares outstanding following completion of the Amalgamation, which shares will be held as to approximately 337,814,695, or approximately 92%, by current holders of Noranda Common Shares (including as to 74,423,504, or approximately 20%, by Brascan Corporation and certain of its associated companies) and as to approximately 29,325,790, or approximately 8%, by current holders of Falconbridge Common Shares, on a non-diluted basis.

        Upon implementation of the Amalgamation, holders of Noranda Preferred Shares or Falconbridge Preferred Shares outstanding immediately prior thereto will hold an equal number of Amalco Preferred Shares and holders of Noranda Junior Preference Shares outstanding immediately prior thereto will hold an equal number of Amalco Junior Preference Shares.

Pro Forma Capitalization of Amalco

        The following table sets out the cash and cash equivalents and capitalization of Noranda and Falconbridge at the dates indicated and the pro forma cash and cash equivalents and capitalization of Amalco at the dates indicated, as adjusted to give effect to the Amalgamation.

        This table should be read in conjunction with:

  •
  the consolidated financial statements of Noranda and the related notes incorporated by reference into this Circular;

  •
  the consolidated financial statements of Falconbridge and the related notes incorporated by reference into this Circular; and

  •
  the pro forma consolidated financial statements and the related notes included elsewhere in this Circular.

		As at March 31, 2005		As at December 31, 2004
	Amalco Pro Forma as at March 31, 2005 after giving effect to the Amalgamation(1)
		Noranda	Falconbridge	Noranda(2)	Falconbridge
	(in millions of U.S. dollars)
Cash and cash equivalents	$1,000	$1,000	$798	$884	$645
Debt due within one year
The company and wholly-owned subsidiaries(3)	592	336	255	322	248
Partially-owned subsidiaries	—	255	—	248	—
Long-term debt
The company and wholly-owned subsidiaries(3)
Long-term debt(4)	3,943	1,514	1,181	1,669	1,189
Partially-owned subsidiaries	—	1,181	—	1,189	—
Total debt	4,535	3,286	1,436	3,428	1,437
Deferred credits and future tax liabilities	1,682	971	759	899	714
Minority interest in subsidiaries	63	1,296	36	1,197	35
Shareholders' equity	4,420	2,987	2,782	2,839	2,563
Total capitalization	10,700	8,540	5,013	8,363	4,749

Notes:

(1)
As adjusted to also give effect to the Issuer Bid and the Noranda Offer. See Note (3) to the unaudited pro forma financial statements included elsewhere in this Circular.

(2)
Restated to reflect changes in accounting standards. See note 2 of Noranda's interim financial statements for the three months ended March 31, 2005, incorporated by reference into this Circular.

(3)
Includes the proportionately consolidated joint ventures.

(4)
Includes liability element of convertible debentures and preferred share liabilities.

Selected Pro Forma Financial Information

        The following tables present summary pro forma consolidated financial information for Amalco as at and for the three months ended March 31, 2005 and for the year ended December 31, 2004 after giving effect to the completion of the Amalgamation. This information is derived from and should be read in conjunction with the unaudited pro forma consolidated financial statements and the related notes thereto included elsewhere in this Circular. The pro forma consolidated statements of operations have been prepared from the audited statements of operations of Noranda for the year ended December 31, 2004 and the unaudited statements of operations of Noranda for the three months ended March 31, 2005 and give pro forma effect to the completion of the Amalgamation as if the Transaction occurred on January 1, 2004. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Noranda as at March 31, 2005 and gives pro forma effect to the completion of the Amalgamation as if the Transaction occurred on March 31, 2005.

	Pro Forma
	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(in millions of U.S. dollars)
Statement of Operations Data:
Revenues	1,976	6,978
Total operating expenses	1,538	5,680
Income generated by operating assets	438	1,298
Interest expense, net	51	212
Minority interest in earnings in subsidiaries(1)	3	16
Net Income(1)	236	686
Pro Forma
As at March 31, 2005
(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	3,499
Operating capital assets	6,197
Total assets	11,942
Current liabilities	1,834
Long-term debt	2,459
Preferred share liabilities	1,371
Interests of other shareholders(1)	63
Total shareholders' equity(1)	4,420

Note:

(1)
The outstanding Falconbridge Preferred Shares will become outstanding Amalco Preferred Shares upon the implementation of the Amalgamation. If the Amalgamation is not implemented, the outstanding Falconbridge Preferred Shares will remain outstanding Falconbridge Preferred Shares (or, upon implementation of the Falconbridge/Noranda Acquisition Amalgamation, will become outstanding Amalgamated Falconbridge Preferred Shares) and the impact of the same on the unaudited pro forma consolidated balance sheet of Amalco as at March 31, 2005 is to decrease the total shareholders' equity by $130 million and to increase interests of other shareholders by $130 million and the impact on the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 is to increase minority interest in earnings in subsidiaries by $2 million and $7 million, respectively, and decrease net income by the same amounts.

Stock Exchange Listings

        The Noranda Common Shares, each series of Noranda Preferred Shares, each series of Noranda Junior Preference Shares, the Falconbridge Common Shares, the Falconbridge Preferred Shares, Series 2 and the Falconbridge Preferred Shares, Series 3 are listed on the TSX. The TSX has conditionally approved the listing, if the Amalgamation is completed, of the Amalco Common Shares, each series of Amalco Preferred Shares (with the exception of the Amalco Preferred Shares, Series 1) and each series of Amalco Junior Preference Shares to be issued pursuant thereto. Listing is subject to the fulfilment of all of the requirements of the TSX.

        The Noranda Common Shares are also listed on the NYSE. Noranda has applied for approval from the NYSE for the listing, if the Amalgamation is completed, of the Amalco Common Shares to be issued pursuant thereto. Approval of the NYSE listing will be subject to the fulfilment of all of the requirements of the NYSE.

Earnings Coverage Ratios

        The earnings ratios and related figures described below have been calculated on a pro forma basis for Amalco, after giving effect to (i) the issuance of the Noranda Junior Preference Shares in connection with the

Issuer Bid on May 4, 2005, (ii) the completion of the Noranda Offer on May 6, 2005, and (iii) unless otherwise indicated, the Amalgamation.

        Amalco's dividend requirements on all Amalco Preferred Shares and Amalco Junior Preference Shares for the 12 month periods ended December 31, 2004 and March 31, 2005, adjusted to a before tax equivalent using an effective tax rate of 32%, amounted to $143 million and $143 million, respectively. Amalco's interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the 12 month periods ended December 31, 2004 and March 31, 2005 amounted to approximately $172 million and $174 million, respectively.

        Amalco's earnings before interest and income tax for each of the 12 month periods ended December 31, 2004 and March 31, 2005 were $1,202 million and $1,287 million, respectively, which is 3.82 times and 4.07 times Amalco's aggregate dividend and interest requirements for the respective period. Without giving effect to the Amalgamation, Amalco's earnings before interest and income tax for each of the 12 month periods ended December 31, 2004 and March 31, 2005 was $988 million and $1,052 million, respectively, which is 3.24 times and 3.42 times Amalco's aggregate dividend and interest requirements for the respective period.

Auditors, Transfer Agent and Registrar

        The auditors of Amalco following the completion of the Amalgamation will be Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. The transfer agent and registrar of Amalco will be CIBC Mellon Trust Company, at its principal offices in Toronto and Montreal.

Dividend Policy

        Noranda has a policy of paying quarterly dividends on the outstanding Noranda Common Shares. This policy is reviewed from time to time based upon and subject to Noranda's earnings, financial requirements and general economic circumstances. Subject to those restrictions contained in the outstanding Noranda Preferred Shares, there are no restrictions on dividend payout on Noranda Common Shares. The annual dividend rate on the Noranda Common Shares was reduced by the Noranda board of directors from Cdn.$0.80 per Noranda Common Share to Cdn.$0.48 per Noranda Common Share, effective July 1, 2003. Since that date, Noranda has paid consecutive quarterly dividends in the amount of Cdn.$0.12 per Noranda Common Share.

        Any determination to declare a dividend on the Amalco Common Shares will be made by the Amalco board of directors in its sole discretion. It is expected that Amalco's board of directors will adopt a dividend policy consistent with that of Noranda with respect to the Amalco Common Shares.

Amalgamation Agreement

        The Amalgamation Agreement provides for the Amalgamation on the terms described under "— Description of the Amalgamation". The completion of the Amalgamation is subject to obtaining the approval of the Noranda Shareholders and the Falconbridge Common Shareholders as described in this Circular. In addition, the Amalgamation Agreement provides that completion of the Amalgamation is subject to certain conditions in favour of Noranda and Falconbridge, respectively, including the following conditions:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Amalco Shares (with the exception of the Amalco Preferred Shares, Series 1) issued pursuant to the Amalgamation Agreement will be listed on the TSX;

  (b)
  Noranda obtains all approvals and fulfils all conditions as may be required under applicable Canadian securities legislation for the issuance of the Amalco Shares pursuant to the Amalgamation Agreement to entitle (i) Amalco to issue the Amalco Shares without a prospectus, and (ii) the holders thereof to trade such securities freely, subject to control block and insider restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Noranda and Falconbridge to authorize consummation of the transactions contemplated by the Amalgamation Agreement.

        If the conditions in the Amalgamation Agreement have not been satisfied or waived by January 1, 2006, the Amalgamation Agreement will terminate.

        The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the Amalgamation Agreement, a copy of which is attached as Schedule G to this Circular.

Treatment of Noranda Stock Options and Falconbridge Stock Options

Noranda Options

        As at June 2, 2005, Noranda Options to purchase an aggregate of 7,509,327 Noranda Common Shares were outstanding.

        The Noranda Stock Option Plan provides that in the event of, among other things, an amalgamation of Noranda with one or more corporations, the Noranda board of directors may determine, in its discretion, the manner in which all unexercised options granted under the Noranda Stock Option Plan will be treated. The determination of the board of directors as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties. The Amalgamation will constitute an event entitling the Noranda board of directors to make such provision.

        Under the terms of the Noranda Stock Option Plan and as provided for in the Amalgamation Agreement, upon the Amalgamation becoming effective each outstanding Noranda Option will become an option to acquire one Amalco Common Share upon the same terms and conditions, including exercise price and vesting.

Falconbridge Options

        As at June 2, 2005, Falconbridge Options to purchase an aggregate of 1,795,500 Falconbridge Common Shares were outstanding.

        The Falconbridge Stock Option Plan provides that in the event of, among other things, a conversion of Falconbridge Common Shares, the Falconbridge board of directors may make such adjustments to the terms of any outstanding options as the board of directors, in its discretion, deems appropriate. The determination of the board of directors as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties. The Amalgamation will constitute an event entitling the board of directors to make such provision.

        Under the terms of the Falconbridge Stock Option Plan and as provided for in the Amalgamation Agreement, upon the Amalgamation becoming effective all of the outstanding Falconbridge Options will be converted into options to acquire Amalco Common Shares on the following basis: each outstanding Falconbridge Option will become 1.77 options to purchase one Amalco Common Share and the exercise price for each such Amalco option will be the exercise price of the related Falconbridge Option divided by 1.77. The vesting provisions of each outstanding Falconbridge Option will not be affected by the Amalgamation.

        If the foregoing calculation results in a particular former holder of Falconbridge Options receiving a total number of options to purchase Amalco Common Shares that includes a fraction of an option to purchase a Amalco Common Share, then such holder's total number of options to purchase Amalco Common Shares will be rounded down to the next whole number of such options and the exercise price for each such remaining whole option will be reduced by the amount that is equal to (i) Cdn.$22.79 multiplied by the fractional amount by which such holder's total number of options to purchase Amalco Common Shares was rounded down, divided by (ii) such holder's remaining number of whole options to purchase Amalco Common Shares after rounding down.

        In addition, if required, the exercise price of each option to purchase Amalco Common Shares will be increased such that the excess, if any, of the aggregate fair market value of the Amalco Common Shares immediately after the Amalgamation over the aggregate exercise price of the options to purchase Amalco Common Shares does not exceed the excess, if any, of the aggregate fair market value of the Falconbridge Common Shares immediately before the Amalgamation over the aggregate exercise price of the Falconbridge Options.

Noranda Convertible Debentures

        In connection with the Amalgamation, the Noranda Convertible Debentures, currently convertible into Noranda Common Shares, will become convertible into Amalco Common Shares, as described below.

        Noranda currently has outstanding Cdn.$150 million principal amount of adjustable rate convertible subordinated debentures, which bear interest at a rate that is the greater of 5% and 1% plus the percentage that two times the common share dividend paid by Noranda in the previous six months is of the conversion price. The Noranda Convertible Debentures are convertible at the option of their holder at any time prior to April 27, 2007 or, if previously called for redemption, on the last business day prior to the date specified for redemption, into Noranda Common Shares at a conversion price of Cdn.$27.55 per Noranda Common Share. The Noranda Convertible Debentures are redeemable at the option of Noranda at 100% of their principal amount, plus accrued and unpaid interest, at any time. Noranda may, at its option, repay the Noranda Convertible Debentures on maturity or redemption by issuing Noranda Common Shares at a price equal to the average closing trading price of the Noranda Common Shares on the TSX for the 30 trading days prior to the maturity date of the Noranda Convertible Debentures. Noranda and CIBC Mellon Trust Company, as trustee under the Noranda 1987 Trust Indenture, will enter into a supplemental trust indenture to provide that, on and after the date on which the Amalgamation becomes effective, the Noranda Convertible Debentures will be convertible into Amalco Common Shares at a conversion price equal to Cdn.$27.55 and to make other consequential amendments to the Noranda 1987 Trust Indenture.

Exchange of Share Certificates and Dividends

Noranda

        After the Effective Date, each former registered holder of Noranda Common Shares, Noranda Preferred Shares or Noranda Junior Preference Shares (other than Dissenting Shareholders) will be entitled to receive a certificate representing Amalco Common Shares, Amalco Preferred Shares or Amalco Junior Preference Shares, as applicable, upon receipt by a depositary ("Depositary") appointed by Amalco of a duly completed and executed letter of transmittal accompanied by the certificates evidencing the Noranda Common Shares, Noranda Preferred Shares or Noranda Junior Preference Shares held by such Shareholder. The Depositary will deliver to such Noranda Shareholder (i) a certificate representing the number of Amalco Common Shares, Amalco Preferred Shares or Amalco Junior Preference Shares, as applicable, which such holder has the right to receive pursuant to the Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Amalco Common Shares, Amalco Preferred Shares or Amalco Junior Preference Shares, as applicable, with a record date on or after the Effective Date and which have been paid by Amalco. The certificate which immediately prior to the Effective Date represented Noranda Common Shares, Noranda Preferred Shares or Noranda Junior Preference Shares will be cancelled. Until surrendered, each certificate that immediately prior to the Effective Date represented Noranda Common Shares, Noranda Preferred Shares or Noranda Junior Preference Shares will be deemed at and after the Effective Date to represent only the right to receive on its surrender (i) a certificate representing the Amalco Common Shares, Amalco Preferred Shares or Amalco Junior Preference Shares, as applicable, to which its holder is entitled pursuant to the Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Amalco Shares with a record date on or after the Effective Date.

        Prior to the time of surrender of any certificate that immediately prior to the Effective Date represented Noranda Common Shares, Noranda Preferred Shares or Noranda Junior Preference Shares, any dividends or other distributions declared or made with respect to Amalco Common Shares, Amalco Preferred Shares or Amalco Junior Preference Shares, as applicable, with a record date on or after the Effective Date, which the holder of such certificate is entitled to receive, will be made or paid to the Depositary to be held by it in trust for such holder. All monies so held in trust by the Depositary will be deposited in an interest-bearing account and any interest earned on such funds will be for the account of Amalco.

        A letter of transmittal will be forwarded to registered Noranda shareholders after the approval of the Amalgamation at the Special Meetings for transmittal of the Noranda Shares held by them. The details of the procedures for the exchange of certificates and the deposit of such certificates with the Depositary and the addresses of the Depositary will be set out in the letter of transmittal.

Falconbridge

        After the Effective Date, each former registered holder of Falconbridge Common Shares or Falconbridge Preferred Shares (other than Noranda and Dissenting Shareholders) will be entitled to receive a certificate representing Amalco Common Shares or Amalco Preferred Shares, as applicable, upon receipt by the Depositary of a duly completed and executed letter of transmittal accompanied by the certificates evidencing the Falconbridge Common Shares or Falconbridge Preferred Shares held by such holder of Falconbridge Shares. The Depositary will deliver to such holder of Falconbridge Shares (i) a certificate representing the number of Amalco Common Shares or Amalco Preferred Shares, as applicable, which such holder has the right to receive pursuant to the Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Amalco Common Shares or Amalco Preferred Shares with a record date on or after the Effective Date and which have been paid by Amalco. The certificate which immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares will be cancelled. Until surrendered, each certificate which immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares, as applicable, will be deemed at and after the Effective Date to represent only the right to receive on its surrender (i) a certificate representing the Amalco Common Shares or Amalco Preferred Shares, as applicable, to which its holder is entitled pursuant to the Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Amalco Shares with a record date on or after the Effective Date.

        Prior to the time of surrender of any certificate that immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares, any dividends or other distributions declared or made with respect to Amalco Common Shares or Amalco Preferred Shares, as applicable, with a record date on or after the Effective Date, which the holder of such certificate is entitled to receive, will be made or paid to the Depositary to be held by it in trust for such holder. All monies so held in trust by the Depositary will be deposited in an interest-bearing account and any interest earned on such funds will be for the account of Amalco.

        A letter of transmittal will be forwarded to registered Falconbridge shareholders after the approval of the Amalgamation Agreement at the Special Meetings for the transmittal of the Falconbridge shares held by them. The details of the procedures for the exchange of certificates and the deposit of such certificates with the Depositary and the addresses of the Depositary will be set out in the letter of transmittal.

THE FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION

Background and Reasons for the Falconbridge/Noranda Acquisition Amalgamation

        The background and reasons for the Falconbridge/Noranda Acquisition Amalgamation are the same as the background and reasons for the Amalgamation. See "The Amalgamation — Background and Reasons for the Amalgamation". The purpose of the Falconbridge/Noranda Acquisition Amalgamation is to enable Noranda to acquire all of the outstanding Falconbridge Common Shares not acquired under the Noranda Offer.

        The Falconbridge/Noranda Acquisition Amalgamation will only be completed if the Amalgamation is not approved by either or both of the Noranda Shareholders or the Falconbridge Common Shareholders at the Special Meetings or implemented in accordance with its terms.

        Accordingly, the Falconbridge Common Shareholders are being requested at the Falconbridge Special Meeting to consider and, if deemed advisable, pass, with or without variation, the Falconbridge/Noranda Acquisition Amalgamation Resolution. The Falconbridge board of directors has authorized the Falconbridge/Noranda Acquisition Amalgamation (and the filing of the corresponding articles of amalgamation) if the Falconbridge/Noranda Acquisition Amalgamation Resolution is approved by the requisite majority at the Falconbridge Special Meeting and the Amalgamation is not approved by the requisite majority of either or both of the Noranda Shareholders or the Falconbridge Common Shareholders at the Special Meetings or implemented in accordance with its terms.

Shareholder Approvals

        Under the OBCA, the Falconbridge/Noranda Acquisition Amalgamation Agreement must be approved by a special resolution passed by at least 66 2/3% of the votes cast at the Falconbridge Special Meeting by the Falconbridge Common Shareholders. Unless specified in the enclosed form of proxy that Falconbridge Common Shares represented by the form of proxy will be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote FOR the Falconbridge/Noranda Acquisition Amalgamation Resolution.

        Under the Falconbridge/Noranda Acquisition Amalgamation Agreement, Noranda has agreed to vote all of its Falconbridge Common Shares in favour of the Falconbridge/Noranda Acquisition Amalgamation Resolution. Noranda owns approximately 91% of the issued and outstanding Falconbridge Common Shares. As a result, the approval of the Falconbridge/Noranda Acquisition Amalgamation Resolution by the Falconbridge Common Shareholders is assured based on the number of Falconbridge Common Shares currently outstanding.

Description of the Falconbridge/Noranda Acquisition Amalgamation

General

        The Falconbridge/Noranda Acquisition Amalgamation will only be completed if the Amalgamation is not approved by the requisite majority of either or both of the Noranda Shareholders or the Falconbridge Common Shareholders at the Special Meetings or implemented in accordance with its terms.

        Pursuant to the terms of the Falconbridge/Noranda Acquisition Amalgamation Agreement and, with the approval of the Falconbridge/Noranda Acquisition Amalgamation Resolution at the Falconbridge Special Meeting, Noranda Acquisition and Falconbridge will amalgamate to form a new corporation to be named "Falconbridge Limited".

        Upon completion of the Falconbridge/Noranda Acquisition Amalgamation, the assets, liabilities and operations of Falconbridge and Noranda Acquisition will be combined. Amalgamated Falconbridge will carry on the business carried on by Falconbridge immediately prior to the Falconbridge/Noranda Acquisition Amalgamation. The head office of Amalgamated Falconbridge will be located at the same location as the current head office of Falconbridge, namely BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3.

        The Falconbridge/Noranda Acquisition Amalgamation will become effective on the Effective Date, after the requisite shareholder approvals and regulatory approvals have been obtained and all other conditions to the Falconbridge/Noranda Acquisition Amalgamation have been satisfied or waived. It is anticipated that the Falconbridge/Noranda Acquisition Amalgamation will become effective on or about June 30, 2005, but in no event later than January 1, 2006.

        Prior to or following the Falconbridge Special Meeting, and notwithstanding the approval by Falconbridge Common Shareholders of the Falconbridge/Noranda Acquisition Amalgamation Resolution, the board of directors of Falconbridge or Noranda Acquisition may, in its sole discretion, decide to not proceed with the Falconbridge/Noranda Acquisition Amalgamation.

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, Noranda intends to change its name to "NorandaFalconbridge Inc.".

Capital Structure

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, Amalgamated Falconbridge will be authorized to issue an unlimited number of Amalgamated Falconbridge Common Shares and an unlimited number of Amalgamated Falconbridge Preferred Shares, issuable in series. The attributes of the Amalgamated Falconbridge Common Shares and each series of Amalgamated Falconbridge Preferred Shares will be the same as those of the common shares of Noranda Acquisition and Falconbridge Preferred Shares outstanding immediately prior to the Falconbridge/Noranda Acquisition Amalgamation becoming effective. The attributes of the Amalgamated Falconbridge Common Shares and each series of Amalgamated Falconbridge Preferred Shares are described in Schedule D to this Circular.

Treatment of Shares in the Capital of Falconbridge

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective:

  •
  each issued and outstanding common share in the capital of Noranda Acquisition will be converted into one Amalgamated Falconbridge Common Share;

  •
  each issued and outstanding Falconbridge Common Share (other than Falconbridge Common Shares held by Noranda) will be converted into 1.77 Noranda Common Shares;

  •
  each issued and outstanding Falconbridge Common Share held by Noranda will be cancelled;

  •
  each issued and outstanding Falconbridge Preferred Share Series 1 will be converted into one Amalgamated Falconbridge Preferred Share, Series 1;

  •
  each issued and outstanding Falconbridge Preferred Share Series 2 will be converted into one Amalgamated Falconbridge Preferred Share, Series 2; and

  •
  each issued and outstanding Falconbridge Preferred Share Series 3 will be converted into one Amalgamated Falconbridge Preferred Share, Series 3.

        For a description of the attributes of the Noranda Common Shares, please refer to "Information Concerning Noranda — Authorized and Outstanding Share Capital".

        No fractional Noranda Common Shares will be issued. Instead of receiving a fractional Noranda Common Share, holders of Falconbridge Common Shares will receive a cash payment equal to such fraction multiplied by Cdn.$22.79, representing the consideration paid by Noranda in respect of fractional Noranda Common Shares issued in connection with the Noranda Offer.

        Registered Shareholders have the right to dissent in respect of the Falconbridge/Noranda Acquisition Amalgamation Resolution and to be paid the fair value of the Falconbridge Common Shares held, as fixed by a court, upon strict compliance with the provisions of applicable law. Failure by a dissenting Registered Shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss or unavailability of rights under that section. See "Other Shareholder Consequences — Rights of Dissent".

Composition of the Amalgamated Falconbridge Board

        Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, the directors of Amalgamated Falconbridge will initially comprise all of the directors of Falconbridge prior to the Falconbridge/Noranda Acquisition Amalgamation.

Executive Officers of Amalgamated Falconbridge

        The senior officers of Amalgamated Falconbridge will initially comprise all of the senior officers of Falconbridge prior to the Falconbridge/Noranda Acquisition Amalgamation.

Ownership of Amalgamated Falconbridge after the Falconbridge/Noranda Acquisition Amalgamation

        If the Falconbridge/Noranda Acquisition Amalgamation is completed, Noranda will own all of the outstanding Amalgamated Falconbridge Common Shares and the current holders of Falconbridge Preferred Shares will hold an equal number of Amalgamated Falconbridge Preferred Shares having the same attributes as the Falconbridge Preferred Shares held by them prior to the Falconbridge/Noranda Acquisition Amalgamation, representing 100% of the Amalgamated Falconbridge Preferred Shares. Other than the issuance of additional Noranda Common Shares pursuant to the terms of the Falconbridge/Noranda Acquisition Amalgamation, shares in the capital of Noranda will not be affected by the Falconbridge/Noranda Acquisition Amalgamation.

Pro Forma Capitalization of Amalgamated Falconbridge

        The following table sets out the pro forma capitalization of Amalgamated Falconbridge as at the date indicated, as adjusted to give effect to the Falconbridge/Noranda Acquisition Amalgamation. This table should be read in conjunction with the consolidated financial statements of Falconbridge and the related notes incorporated by reference into this Circular.

Amalgamated Falconbridge Pro Forma as at March 31, 2005 after giving effect to the Falconbridge/Noranda Acquisition Amalgamation
(in millions of U.S. dollars)
Cash and cash equivalents	$798
Debt due within one year
The company and wholly-owned subsidiaries(1)	255
Partially-owned subsidiaries	—
Long-term debt
The company and wholly-owned subsidiaries
Long-term debt	1,181
Partially-owned subsidiaries	—
Total debt	1,436
Deferred credits and future tax liabilities	759
Minority interest in subsidiaries	36
Shareholders' equity	2,782
Total capitalization	5,013

Notes:

(1)
Includes the proportionately consolidated joint ventures.

Selected Pro Forma Financial Information

        Pursuant to the Falconbridge/Noranda Acquisition Amalgamation, each outstanding Falconbridge Common Share will be converted into 1.77 Noranda Common Shares. Upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, Noranda will own all of the outstanding Amalgamated Falconbridge Common Shares. For certain pro forma consolidated financial information for Amalgamated Falconbridge, please refer to "The Amalgamation — Description of the Amalgamation — Selected Pro Forma Financial Information".

Stock Exchange Listings

        The Noranda Common Shares, the Falconbridge Common Shares, Falconbridge Preferred Shares, Series 2 and the Falconbridge Preferred Shares, Series 3 are listed on the TSX. The TSX has conditionally approved the listing, if the Falconbridge/Noranda Acquisition Amalgamation is completed, of the Noranda Common Shares, Amalgamated Falconbridge Preferred Shares, Series 2 and Amalgamated Falconbridge Preferred Shares, Series 3 to be issued pursuant thereto. Listing is subject to the fulfilment of all of the requirements of the TSX. Upon the Falconbridge/Noranda Acquisition becoming effective, the Falconbridge Common Shares will be de-listed from the TSX.

        The Noranda Common Shares are also listed on the NYSE. Noranda has applied for approval from the NYSE for the listing of the Noranda Common Shares to be issued pursuant to the Falconbridge/Noranda Acquisition Amalgamation. Approval of the NYSE listing will be subject to the fulfillment of all of the requirements of the NYSE.

Earnings Coverage Ratios

        The earnings ratios and related figures described below have been calculated on a pro forma basis for Amalgamated Falconbridge, after giving effect to the Falconbridge/Noranda Acquisition Amalgamation.

        Amalgamated Falconbridge's dividend requirements on all Amalgamated Falconbridge Preferred Shares for the 12 month periods ended December 31, 2004 and March 31, 2005, adjusted to a before tax equivalent using an effective tax rate of 32%, amounted to $10 million and $9 million, respectively. Amalgamated Falconbridge's interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the 12 month periods ended December 31, 2004 and March 31, 2005 amounted to approximately $63 million and $61 million, respectively.

        Amalgamated Falconbridge's earnings before interest and income tax for each of the 12 month periods ended December 31, 2004 and March 31, 2005 was $957 million and $999 million, respectively, which is 13.14 times and 14.31 times Amalgamated Falconbridge's aggregate dividend and interest requirements for the respective period. Without giving effect to the Falconbridge/Noranda Acquisition Amalgamation, Amalgamated Falconbridge earnings before interest and income tax for each of the 12 month periods ended December 31, 2004 and March 31, 2005 was $957 million and $999 million, respectively which is 13.14 times and 14.31 times Amalgamated Falconbridge's aggregate dividend and interest requirements for the respective period.

Auditors, Transfer Agent and Registrar

        The auditors of Amalgamated Falconbridge following the completion of the Falconbridge/Noranda Acquisition Amalgamation will be Deloitte & Touche LLP, Chartered Accountants, Toronto, Ontario. The transfer agent and registrar of Amalgamated Falconbridge will be Computershare Trust Company of Canada, at its principal offices in Toronto and Montreal.

Falconbridge/Noranda Acquisition Amalgamation Agreement

        The Falconbridge/Noranda Acquisition Amalgamation Agreement provides for the Falconbridge/Noranda Acquisition Amalgamation on the terms described under "— Description of the Falconbridge/Noranda Acquisition Amalgamation". The completion of the Falconbridge/Noranda Acquisition Amalgamation is subject to obtaining the approval of the Falconbridge Common Shareholders as described in this Circular. In addition, the Falconbridge/Noranda Acquisition Amalgamation Agreement provides that completion of the Falconbridge/Noranda Acquisition Amalgamation is subject to certain conditions in favour of Noranda and Falconbridge, respectively, including the following conditions:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Noranda Common Shares issued pursuant to the Falconbridge/Noranda Acquisition Amalgamation Agreement will be listed on the TSX;

  (b)
  Noranda obtains all approvals and fulfils all conditions as may be required under applicable Canadian securities legislation for the issuance of the Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation Agreement to entitle (i) Noranda to issue the Noranda Common Shares without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block and insider restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Noranda, Noranda Acquisition and Falconbridge to authorize consummation of the transactions contemplated by the Falconbridge/Noranda Acquisition Amalgamation Agreement.

        If the conditions in the Falconbridge/Noranda Acquisition Amalgamation Agreement have not been satisfied or waived by January 1, 2006, the Falconbridge/Noranda Acquisition Amalgamation Agreement will terminate.

        The foregoing description of the Falconbridge/Noranda Acquisition Amalgamation Agreement is qualified in its entirety by reference to the full text of the Falconbridge/Noranda Acquisition Amalgamation Agreement, a copy of which is attached as Schedule H to this Circular.

Treatment of Falconbridge Stock Options

        As at June 2, 2005, Falconbridge Options to purchase an aggregate of 1,795,500 Falconbridge Common Shares were outstanding.

        The Falconbridge Stock Option Plan provides that in the event of, among other things, a conversion of Falconbridge Common Shares, the Falconbridge board of directors may make such adjustment to the terms of any outstanding options as the board of directors, in its discretion, deems appropriate. The determination of the board of directors as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties. The Falconbridge/Noranda Acquisition Amalgamation will constitute an event entitling the board of directors to make such provision.

        Under the terms of the Falconbridge Stock Option Plan and as provided for in Falconbridge/Noranda Acquisition Amalgamation Agreement, upon the Falconbridge/Noranda Acquisition Amalgamation becoming effective, the outstanding Falconbridge Options will be converted into options to acquire Noranda Common Shares on the following basis: each Falconbridge Option will become 1.77 options to acquire one Noranda Common Share and the exercise price for each such Noranda option will be the exercise price of the related Falconbridge Option divided by 1.77. The vesting provisions of each outstanding Falconbridge Option will not be affected by the Falconbridge/Noranda Acquisition Amalgamation.

        If the foregoing calculation results in a particular former holder of Falconbridge Options receiving a total number of options to purchase Noranda Common Shares that includes a fraction of an option to purchase a Noranda Common Share, then such holder's total number of options to purchase Noranda Common Shares will be rounded down to the next whole number of such options and the exercise price for each such remaining whole option will be reduced by the amount that is equal to (i) Cdn.$22.79 multiplied by the fractional amount by which such holder's total number of options to purchase Noranda Common Shares was rounded down, divided by (ii) such holder's remaining number of whole options to purchase Noranda Common Shares after rounding down.

        In addition, if required, the exercise price of each option to purchase Noranda Common Shares will be increased such that the excess, if any, of the aggregate fair market value of the Noranda Common Shares immediately after the Falconbridge/Noranda Acquisition Amalgamation over the aggregate exercise price of the options to purchase Noranda Common Shares does not exceed the excess, if any, of the aggregate fair market value of the Falconbridge Common Shares immediately before the Falconbridge/Noranda Acquisition Amalgamation over the aggregate exercise price of the options to purchase Falconbridge Common Shares.

Exchange of Share Certificates and Dividends

        After the Effective Date, each former registered holder of Falconbridge Common Shares or Falconbridge Preferred Shares (other than Noranda and Dissenting Shareholders) will be entitled to receive a certificate representing Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, upon receipt by a Depositary appointed by Noranda or Amalgamated Falconbridge, as applicable, of a duly completed and executed letter of transmittal accompanied by the certificates evidencing the Falconbridge Common Shares or Falconbridge Preferred Shares held by such holder of Falconbridge Shares. The Depositary will deliver to such holder of Falconbridge Shares (i) a certificate representing the number of Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, which such holder has the right to receive pursuant to the Falconbridge/Noranda Acquisition Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, with a record date on or after the Effective Date and which have been paid by Noranda or Amalgamated Falconbridge. The certificate which immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares, as applicable, will be cancelled. Until surrendered, each certificate which immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares, as applicable, will be deemed at and after the Effective Date to represent only the right to receive on its surrender (i) a certificate representing the Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, to which its holder is entitled pursuant to the Falconbridge/Noranda Acquisition Amalgamation and (ii) a cheque in respect of any dividends or other distributions declared or made with respect to such Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, with a record date on or after the Effective Date.

        Prior to the time of surrender of any certificate that immediately prior to the Effective Date represented Falconbridge Common Shares or Falconbridge Preferred Shares, any dividends or other distributions declared or made with respect to Noranda Common Shares or Amalgamated Falconbridge Preferred Shares, as applicable, with a record date on or after the Effective Date, which the holder of such certificate is entitled to receive, will be made or paid to the Depositary to be held by it in trust for such holder. All monies so held in trust by the Depositary will be deposited in an interest-bearing account and any interest earned on such funds will be for the account of Noranda.

        A letter of transmittal will be forwarded to registered Falconbridge shareholders after the approval of the Falconbridge/Noranda Acquisition Amalgamation Agreement at the Falconbridge Special Meeting for the transmittal of the Falconbridge shares held by them. The details of the procedures for the exchange of certificates and the deposit of such certificates with the Depositary and the addresses of the Depositary will be set out in the letter of transmittal.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

        In the opinion of McCarthy Tétrault LLP, Canadian counsel to Noranda, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations of the Amalgamation and the Falconbridge/Noranda Acquisition Amalgamation generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times (i) holds Shares and will hold Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, as capital property, and (ii) deals at arm's length and is not affiliated with each of Noranda and Falconbridge. Shares will generally be considered capital property to a Shareholder provided that the Shareholder does not hold the Shares in the course of carrying on a business of buying and selling securities and has not acquired the Shares in a transaction considered to be an adventure in the nature of trade. Shareholders meeting all such requirements are referred to as "Holder" or "Holders" herein, and this summary only addresses such Holders. Persons holding options or other rights to acquire Shares are not addressed, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Holder an interest in which is a "tax shelter investment" for purposes of the Tax Act, and does not address other special situations, including those of traders or dealers.

        This summary is based on the facts as set out in this Circular, the provisions of the Tax Act and regulations thereunder (the "Regulations") in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) before the date hereof and counsel's understanding of the current published administrative and assessing practice of the Canada Revenue Agency ("CRA"). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable only to Holders who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a "Resident Holder" or "Resident Holders").

        Certain Resident Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares and every "Canadian security" (as defined in the Tax Act) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Amalgamation

        A Resident Holder will not realize a capital gain or capital loss as a result of the exchange of:

  (i)
  Noranda Common Shares for Amalco Common Shares;

  (ii)
  Noranda Junior Preference Shares for Amalco Junior Preference Shares; or

  (iii)
  Falconbridge Common Shares for Amalco Common Shares;

on the Amalgamation. The Resident Holder will be deemed to acquire the Amalco Common Shares received in exchange at a cost equal to the Resident Holder's aggregate adjusted cost base of the Noranda Common Shares and Falconbridge Common Shares. The Resident Holder will be deemed to acquire the Amalco Junior Preference Share received in exchange at a cost equal to the Resident Holder's aggregate adjusted cost base of the Noranda Junior Preference Shares.

        Under the current administrative and assessing practice of the CRA, a Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a Amalco Common Share may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Amalco Common Shares received on the exchange by the amount of such cash. A Resident Holder may alternatively include the capital gain or capital loss arising on the disposition of the fractional share in the computation of the Resident Holder's income. See "Holders Resident in Canada — Holding and Disposing of Shares" below for a general discussion as to the tax treatment of a capital gain or capital loss.

Falconbridge/Noranda Acquisition Amalgamation

        A Resident Holder will not realize a capital gain or capital loss as a result of the exchange of Falconbridge Common Shares for Noranda Common Shares on the Falconbridge/Noranda Acquisition Amalgamation. The Resident Holder will be deemed to acquire the Noranda Common Shares received in exchange at a cost equal to the Resident Holder's aggregate adjusted cost base of the Falconbridge Common Shares. The cost of the Noranda Common Shares so acquired must be averaged with the adjusted cost base of all other Noranda Common Shares then owned by the Resident Holder.

        Under the current administrative and assessing practice of the CRA, a Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a Noranda Common Share may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Noranda Common Shares received on the exchange by the amount of such cash. A Resident Holder may alternatively include the capital gain or capital loss arising on the disposition of the fractional share in the computation of the Resident Holder's income. See "Holders Resident in Canada — Holding and Disposing of Shares" below for a general discussion as to the tax treatment of a capital gain or capital loss.

Dissenting Shareholders

        Under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of an amalgamation should be considered to have disposed of their Noranda Shares or Falconbridge Common Shares, as applicable, for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Noranda Shares or Falconbridge Common Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court would be included in computing the Resident Holder's income.

Holding and Disposing of Shares

        In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation. In the case of a Resident Holder who is a corporation, dividends received or deemed to be received will be included in income and normally will also be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on such shares to the extent such dividends are deductible in computing such corporation's taxable income.

        A disposition or deemed disposition of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, by a Resident Holder will generally give rise to a capital gain or capital loss. Such capital gain (or capital loss) will be equal to the amount by which the proceeds of disposition received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Resident Holder's Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, and any reasonable costs of disposition. One-half of any capital gain so realized must be included as a taxable capital gain in computing the Resident Holder's income in such year, and one-half of any such capital loss may be deducted as an allowable capital loss against taxable capital gains realized by the Resident Holder in the year. An allowable capital loss in excess of taxable capital gains for the year of disposition generally may be carried back and deducted against net taxable capital gains for any of the three preceding years or carried forward and deducted against net taxable capital gains in any subsequent year (in accordance with and subject to the rules contained in the Tax Act). Capital gains realized by an individual (including most trusts) may give rise to a liability for alternative minimum tax. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on any taxable capital gains. The amount of any capital loss realized by a Resident Holder may, in certain circumstances, be reduced by the amount of dividends, if any, previously received or deemed to have been received on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, to the extent and in the circumstances described in the Tax Act.

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, (i) have not been and are not resident in Canada or deemed to be resident in Canada, (ii) do not use or hold and are not deemed to use or hold their Noranda Shares or Falconbridge Common Shares in carrying on a business in Canada and (iii) are not a "foreign affiliate" (as defined in the Tax Act) of a person resident or deemed to be resident in Canada for purposes of the Tax Act at the end of the taxation year of the Holder (a "Non-Resident Holder" or "Non-Resident Holders").

Amalgamation

        A Non-Resident Holder will not realize a capital gain as a result of the exchange of:

  (i)
  Noranda Common Shares for Amalco Common Shares;

  (ii)
  Noranda Junior Preference Shares for Amalco Junior Preference Shares; or

  (iii)
  Falconbridge Common Shares for Amalco Common Shares;

on the Amalgamation. The Non-Resident Holder will be deemed to acquire the Amalco Common Shares received in exchange at a cost equal to the Non-Resident Holder's aggregate adjusted cost base of the Noranda Common Shares, and Falconbridge Common Shares. The Non-Resident Holder will be deemed to acquire the Amalco Junior Preference Share received in exchange at a cost equal to the Non-Resident Holder's aggregate adjusted cost base of the Noranda Junior Preference Shares.

        Under the current administrative and assessing practice of the CRA, a Non-Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a Amalco Common Share may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Amalco Common Shares received on the exchange by the amount of such cash. A Non-Resident Holder may alternatively include the capital gain arising on the disposition of the fractional share in the computation of the Non-Resident Holder's income. See "Holders Not Resident in Canada — Holding and Disposing of Shares" below for a general discussion as to the tax treatment of a capital gain.

        Where Noranda Shares or Falconbridge Common Shares are held as taxable Canadian property, Amalco Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such

Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of such Amalco Shares.

Falconbridge/Noranda Acquisition Amalgamation

        A Non-Resident Holder will not realize any capital gain as a result of the exchange of Falconbridge Common Shares for Noranda Common Shares on the Falconbridge/Noranda Acquisition Amalgamation. The Non-Resident Holder will be deemed to acquire the Noranda Common Shares received in exchange at a cost equal to the Non-Resident Holder's aggregate adjusted cost base of the Falconbridge Common Shares. The cost of the Noranda Common Shares so acquired must be averaged with the adjusted cost base of all other Noranda Common Shares then owned by the Non-Resident Holder.

        Under the current administrative and assessing practice of the CRA, a Non-Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a Noranda Common Share may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Noranda Common Shares received on the exchange by the amount of such cash. A Non-Resident Holder may alternatively include the capital gain arising on the disposition of the fractional share in the computation of the Non-Resident Holder's income. See "Holders Not Resident in Canada — Holding and Disposing of Shares" below for a general discussion as to the tax treatment of a capital gain.

        Where Falconbridge Common Shares are held as taxable Canadian property, Noranda Common Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of Noranda Common Shares.

Dissenting Shareholders

        Under the current administrative practice of the CRA, Non-Resident Holders who exercise a right of dissent in respect of an amalgamation should be considered to have disposed of their Noranda Shares or Falconbridge Common Shares, as applicable, for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Noranda Shares or Falconbridge Common Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Non-Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Non-Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court would be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

Holding and Disposing of Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder on Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

        A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as applicable, unless such shares are or are deemed to be taxable Canadian property at the relevant time and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

        Generally, Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) unless:

  (a)
  at any time during the 60 month period ending at the time of disposition the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Amalco or Noranda, as the case may be; or

  (b)
  the Non-Resident Holder's Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares were acquired in certain types of tax deferred exchanges (including an amalgamation) in consideration for property that was itself taxable Canadian property.

        If the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of such shares would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada — Holding and Disposing of Shares", subject to any potential exemption from tax under the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who will hold Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares as taxable Canadian property should consult with their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, the following summary describes certain of the anticipated principal U.S. federal income tax consequences (i) to beneficial owners of Noranda Common Shares, Noranda Junior Preference Shares and Falconbridge Common Shares of the completion of the Amalgamation and the ownership and disposition of the Amalco Common Shares and Amalco Junior Preference Shares received pursuant to the Amalgamation and (ii) to beneficial owners of Falconbridge Common Shares of the completion of the Falconbridge/Noranda Acquisition Amalgamation and the ownership and disposition of the Noranda Common Shares received pursuant to the Falconbridge/Noranda Acquisition Amalgamation. Certain aspects of the tax consequences described in this summary are uncertain. Noranda and Falconbridge have not obtained, nor do they intend to obtain, any ruling from the U.S. Internal Revenue Service ("U.S. IRS") concerning any U.S. federal income tax consequences of the completion of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation or the ownership or disposition of Amalco Common Shares or Amalco Junior Preference Shares received pursuant to the Amalgamation or Noranda Common Shares received pursuant to the Falconbridge/Noranda Acquisition Amalgamation or any such consequences to Dissenting Shareholders. Accordingly, Noranda and Falconbridge can give no assurance that the U.S. IRS will not challenge any of the U.S. federal income tax consequences described herein or that, if challenged, a court would not agree with the U.S. IRS.

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect or in existence as of the date of this Circular and all of which may at any time be repealed, revoked or modified or subject to differing interpretation so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this summary is based on certain factual statements and representations of Noranda and Falconbridge, and assumes that such statements and representations are true, accurate and complete in all respects as of the date hereof and the Effective Date and that the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, as the case may be, will be completed on the terms and conditions set forth in the Amalgamation Agreement or the Falconbridge/Noranda Acquisition Amalgamation Agreement, respectively, and as described in this Circular, without waiver or modification of any such terms or conditions.

        This summary is directed only to beneficial owners of Falconbridge Common Shares, Noranda Common Shares and Noranda Junior Preference Shares that hold such shares as capital assets, and will hold the Amalco Common Shares or Amalco Junior Preference Shares received pursuant to the Amalgamation as capital assets or the Noranda Common Shares received pursuant to the Falconbridge/Noranda Acquisition Amalgamation as capital assets. In addition, this summary does not address all aspects of U.S. federal income taxation that may affect particular beneficial owners of Falconbridge Common Shares, Noranda Common Shares or Noranda Junior Preference Shares in light of their particular circumstances (including potential application of the alternative minimum tax) or that may affect persons subject to special treatment under the U.S. federal income tax laws. Further, this summary also does not address any aspect of U.S. federal tax law, other than the U.S. federal income tax law, or any U.S. state or local tax laws or non-U.S. tax laws.

        For purposes of this summary, a "U.S. person" means (1) an individual citizen or resident of the United States, (2) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a U.S. court can exercise primary supervision over the trust's administration and one or more "United States persons" (as defined in the Code) are authorized to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person". As used herein, a "U.S. Holder" includes a beneficial owner of Falconbridge Common Shares, Noranda Common Shares or Noranda Junior Preference Shares and a beneficial owner of Amalco Common Shares or Amalco Junior Preference Shares received pursuant to the Amalgamation or Noranda Common Shares received pursuant to the Falconbridge/Noranda Acquisition Amalgamation (as the case may be) that is a U.S. person for U.S. federal income tax purposes, and a "Non-U.S. Holder" includes such a beneficial owner that is not a U.S. person for U.S. federal income tax purposes, but excludes, in each case, persons subject to special provisions of the U.S. federal income tax laws, including, without limitation, (i) financial institutions, (ii) insurance companies, (iii) brokers, dealers and traders in stocks, securities or currencies, (iv) entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts, (v) real estate investment trusts, (vi) regulated investment companies, (vii) U.S. persons whose functional currency is not the U.S. dollar, (viii) certain U.S. expatriates, (ix) persons who acquired or will acquire beneficial ownership of Noranda Common Shares, Falconbridge Common Shares or Amalco Common Shares pursuant to exercise of employee stock options or warrants or otherwise as compensation, (x) persons that currently beneficially own or will beneficially own Noranda Common Shares, Noranda Junior Preference Shares, Falconbridge Common Shares, Amalco Common Shares or Amalco Junior Preference Shares as part of a hedging, wash sale, integrated, conversion or constructive sale transaction or a straddle or synthetic security, (xi) persons that currently beneficially own or at any time have beneficially owned or will beneficially own (directly, indirectly or through attribution) 2% or more by vote or value of the issued and outstanding capital stock (including interests treated as equity for U.S. federal income tax purposes) of Falconbridge, Noranda or Amalco, (xii) partnerships, S corporations and other pass-through entities (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) and persons that own or will own Noranda Common Shares, Noranda Junior Preference Shares, Falconbridge Common Shares, Amalco Common Shares or Amalco Junior Preference Shares through a partnership, S corporation or other pass-through entity and (xiii) persons that beneficially own Falconbridge Common Shares and also beneficially own any Falconbridge Preferred Shares.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that beneficially owns or will beneficially own Noranda Common Shares, Noranda Junior Preference Shares, Falconbridge Common Shares, Amalco Common Shares or Amalco Junior Preference Shares, or a partner in such a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of the completion of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation (as the case may be) and the ownership and disposition of the shares received pursuant to the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation (as the case may be).

        THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF NORANDA COMMON SHARES, NORANDA JUNIOR PREFERENCE SHARES OR FALCONBRIDGE COMMON SHARES.

        THE U.S. FEDERAL INCOME TAX ADVICE SET FORTH BELOW WAS NOT INTENDED OR WRITTEN BY FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP TO BE USED, AND IT CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

U.S. Holders

        The following summary only applies to U.S. Holders (as defined above) and assumes that Falconbridge and Noranda have not been in the past and currently are not passive foreign investment companies and that Amalco or Noranda, as the case may be, will not be a passive foreign investment company upon the completion of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, respectively, and will not become a passive foreign investment company in the future. See "Passive Foreign Investment Company" below.

Treatment of Noranda Common Shareholders that Received Noranda Common Shares pursuant to Noranda Offer

        In the event that the Amalgamation is consummated, the U.S. federal income tax consequences to U.S. Holders of having exchanged Falconbridge Common Shares for Noranda Common Shares pursuant to the Noranda Offer should be the same as the U.S. federal income tax consequences to U.S. Holders of exchanging Falconbridge Common Shares for Amalco Common Shares pursuant to the Amalgamation, as discussed below under "Noranda/Falconbridge Amalgamation — Falconbridge Common Shareholders".

        In the event that the Falconbridge/Noranda Acquisition Amalgamation is consummated, the U.S. federal income tax consequences to U.S. Holders of having exchanged Falconbridge Common Shares for Noranda Common Shares pursuant to the Noranda Offer should be the same as the U.S. federal income tax consequences to U.S. Holders of exchanging Falconbridge Common Shares for Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation, as discussed below under "Falconbridge/Noranda Acquisition Amalgamation".

Noranda/Falconbridge Amalgamation

        Noranda Shareholders.    The exchange of Noranda Common Shares for Amalco Common Shares and the exchange of Noranda Junior Preference Shares for Amalco Junior Preference Shares pursuant to the Amalgamation should be treated as exchanges made pursuant to a reorganization under Section 368(a)(1) of the Code and, therefore, should be treated as tax-free exchanges for U.S. federal income tax purposes. Assuming that these exchanges are properly treated as tax-free exchanges for such purposes, a U.S. Holder of Noranda Common Shares or Noranda Junior Preference Shares generally (i) should not recognize any income, gain or loss as a result of the exchange of such shares for Amalco Common Shares or Amalco Junior Preference Shares, respectively, (ii) should have an aggregate tax basis in its Amalco Common Shares or Amalco Junior Preference Shares, respectively, equal to the aggregate tax basis it had in its Noranda Common Shares or Noranda Junior Preference Shares, respectively, exchanged therefor immediately prior to the exchange, and (iii) should have a holding period for its Amalco Common Shares or Amalco Junior Preference Shares, respectively, that includes its holding period for its Noranda Common Shares or Noranda Junior Preference Shares, respectively, exchanged therefor. If a U.S. Holder has differing tax bases and/or holding periods with respect to its Noranda Common Shares or Noranda Junior Preference Shares, the U.S. Holder should consult its own tax advisor in order to identify the tax bases and/or holding periods of the Amalco Common Shares or the Amalco Junior Preferences Shares, respectively, that the U.S. Holder receives.

        Falconbridge Common Shareholders.    Although, given the absence of authority, the matter is not free from doubt and, thus, is uncertain, it would be reasonable to take the position that, for U.S. federal income tax purposes, the exchange of Falconbridge Common Shares for Amalco Common Shares and Canadian dollars in lieu of fractional Amalco Common Shares pursuant to the Amalgamation should be treated as an exchange made pursuant to a reorganization under Section 368(a)(1) of the Code and, therefore, should be treated as a tax-free exchange. Assuming that the exchange is properly treated as a tax-free exchange for such purposes, a U.S. Holder of Falconbridge Common Shares generally (i) should not recognize any income, gain or loss as a result of the exchange of such shares for Amalco Common Shares (except with respect to any Canadian dollars received in lieu of a fractional Amalco Common Share), (ii) should have an aggregate tax basis in its Amalco Common Shares equal to the aggregate tax basis it had in its Falconbridge Common Shares exchanged therefor immediately prior to the exchange, decreased by the tax basis allocated to any fractional Amalco Common Share for which Canadian dollars are received, and (iii) should have a holding period for its Amalco Common Shares that includes its holding period for its Falconbridge Common Shares exchanged therefor. If a U.S. Holder has differing tax bases and/or holding periods with respect to its Falconbridge Common Shares, the U.S. Holder should consult its own tax advisor in order to identify the tax bases and/or holding periods of the Amalco Common Shares that the U.S. Holder receives. A U.S. Holder generally should recognize capital gain or loss as a result of receiving Canadian dollars in lieu of a fractional Amalco Common Share in an amount equal to the U.S. dollar value of the Canadian dollars received, determined by reference to the exchange rate in effect on the date of the exchange, less the proportion of the U.S. Holder's tax basis in the Falconbridge Common Shares exchanged and allocable to such fractional share, although under Section 302 of the Code, under certain circumstances, such Canadian dollars could be treated as ordinary dividend income (see the discussion below concerning dividends under "Distributions on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares"). A U.S. Holder will have a tax basis in any Canadian dollars received equal to their U.S. dollar value determined based on the exchange rate in effect on the date of the exchange. In general, any gain or loss recognized by a U.S. Holder upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

        However, there can be no assurance that the U.S. IRS will not challenge the position that the exchange of Falconbridge Common Shares for Amalco Common Shares pursuant to the Amalgamation should be treated as an exchange made pursuant to a reorganization under Section 368(a)(1) of the Code and, therefore, should be treated as a tax-free exchange, or that, if challenged, a court would not agree with the U.S. IRS. If the exchange is not treated as a tax-free exchange, then U.S. Holders should recognize taxable capital gain or loss in the same manner as in the case of the exchange of Falconbridge Common Shares for Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation, as discussed below under "Falconbridge/Noranda Acquisition Amalgamation".

        In light of the uncertainty concerning the U.S. federal income tax consequences to U.S. Holders of Falconbridge Common Shares of exchanging Falconbridge Common Shares for Amalco Common Shares pursuant to the Amalgamation or having exchanged Falconbridge Common Shares for Noranda Common Shares pursuant to the Noranda Offer, all U.S. Holders of Falconbridge Common Shares, including U.S. Holders of Noranda Common Shares that received such Noranda Common Shares in exchange for Falconbridge Common Shares pursuant to the Noranda Offer, are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them, in light of their particular circumstances, of the aforementioned transactions.

Falconbridge/Noranda Acquisition Amalgamation

        The exchange of Falconbridge Common Shares for Noranda Common Shares and Canadian dollars in lieu of fractional Noranda Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation should be treated as a taxable transaction for U.S. federal income tax purposes. Assuming that the exchange is properly treated as a taxable transaction for such purposes, a U.S. Holder should recognize taxable capital gain or loss in an amount equal to the difference (if any) between (i) the sum of the U.S. dollar fair market value of the Noranda Shares received and the U.S. dollar value of any Canadian dollars received (determined by reference to the exchange rate in effect on the date of the exchange) and (ii) the U.S. Holder's adjusted tax basis in the Falconbridge Common Shares exchanged determined in U.S. dollars. Gain or loss generally should be computed separately for each block of Falconbridge Common Shares exchanged by a U.S. Holder. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the Falconbridge Common Shares exchanged exceeds one year on the date of the exchange and, in the case of certain non-corporate U.S. Holders, any such long-term capital gain generally will be subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Any such capital gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder should have a tax basis in each Noranda Common Share received equal to its U.S. dollar fair market value on the date of the exchange, and the U.S. Holder's holding period for the Noranda Common Shares received should begin on the day after the date of the exchange.

        A U.S. Holder will have a tax basis in Canadian dollars received equal to their U.S. dollar value determined based on the exchange rate in effect on the date of the exchange. In general, any gain or loss recognized by a U.S. Holder upon a subsequent disposition of the Canadian dollars (including upon an exchange for

U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Dissenting Shareholders

        A U.S. Holder that is a Dissenting Shareholder generally should recognize taxable capital gain or loss, although if the Amalgamation is completed, under Section 302 of the Code, under certain circumstances, such a U.S. Holder could be required to treat the U.S. dollar value of the Canadian dollars received, determined by reference to the exchange rate in effect on the date received, as ordinary dividend income (see the discussion below concerning dividends under "Distributions on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares"). Any such gain or loss would equal the difference between (i) the U.S. dollar value of the Canadian dollars received determined by reference to the exchange rate in effect on the date received and (ii) the U.S. Holder's adjusted tax basis in the Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, as the case may be, for which the Canadian dollars are received. Gain or loss generally should be computed separately for each block of Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, as the case may be, for which the Canadian dollars are received. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, as the case may be, exceeds one year and, in the case of certain non-corporate U.S. Holders, such long-term capital gain generally will be subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Any such capital gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of receipt of interest awarded by the court.

Distributions on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares

        The gross amount of any distribution paid on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as the case may be, (including amounts withheld to pay Canadian withholding taxes) will be included in a U.S. Holder's gross income as a dividend (fully taxable as ordinary income) when actually or constructively received to the extent paid out of the current and accumulated earnings and profits ("E&P") of Amalco, in the case of any distribution paid on the Amalco Common Shares or Amalco Junior Preference Shares, or of Noranda, in the case of any distribution paid on the Noranda Common Shares, as the case may be. To the extent that the amount of any distribution on the Amalco Common Shares or Amalco Junior Preference Shares exceeds Amalco's E&P or on the Noranda Common Shares exceeds Noranda's E&P, as the case may be, such excess will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its Amalco Common Shares or Amalco Junior Preference Shares, respectively, or its Noranda Common Shares, as the case may be, and then as capital gain. The portion, if any, of a distribution that is a tax-free return of capital with respect to a U.S. Holder's Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as the case may be, will reduce the U.S. Holder's respective tax basis in such shares (but not below zero). It is anticipated that neither Amalco nor Noranda will determine the amount of its E&P and provide such information to U.S. Holders. It is anticipated that, if U.S. Holders are not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, then U.S. Holders likely will be required to treat the full amount of the distribution as a dividend.

        Dividends paid on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares, as the case may be, will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. A non-corporate U.S. Holder that satisfies certain minimum holding period and other eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if Amalco or Noranda, as the case may be, is a "qualified foreign corporation" for U.S. federal income tax purposes. Amalco or Noranda generally will be treated as a qualified foreign corporation if (i) it is eligible for benefits under the income tax treaty between the United States and Canada (the "Treaty") or (ii) its shares are listed on an established securities market in the United States. As the Noranda Common Shares currently are listed on the NYSE and Noranda currently is eligible for benefits under the Treaty, Noranda currently is a qualified foreign corporation for this purpose. As it is anticipated that the

Amalco Common Shares will be listed on the NYSE and Amalco will be eligible for benefits under the Treaty, Amalco is anticipated to be a qualified foreign corporation for this purpose. In addition, Noranda generally expects that Amalco or Noranda will be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect Amalco's or Noranda's treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares qualify for the reduced rate of tax.

        A U.S. Holder will include in its gross income any dividend paid in Canadian dollars in an amount equal to U.S. dollar value of the Canadian dollars, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received, regardless of whether the dividend payment is actually converted into U.S. dollars. A U.S. Holder will have a tax basis in any Canadian dollars distributed by Amalco or Noranda equal to the U.S. dollar value of the Canadian dollars on the date they are actually or constructively received by the U.S. Holder. In general, any gain or loss resulting from currency exchange rate fluctuations during the period from the date the distribution is actually or constructively received to the date the payment is converted into U.S. dollars (or the Canadian dollars are otherwise disposed of) will be treated as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

        For taxable years beginning on or before December 31, 2006, dividends paid by Amalco or Noranda, as the case may be, generally will be foreign source passive income or, with respect to certain U.S. Holders, foreign source financial services income, for U.S. foreign tax credit purposes. However, under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid by Amalco or Noranda that constitute "financial services" income generally will be considered foreign source "general category" income, along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes. Subject to certain limitations, a U.S. Holder may be eligible to claim Canadian income tax withheld from distributions on the Amalco Common Shares, the Amalco Junior Preference Shares or the Noranda Common Shares, as the case may be, as a credit or deduction for purposes of computing its U.S. federal income tax liability. The calculation and timing of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. In this regard, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to U.S. federal income taxation at the reduced rate (discussed above), and foreign tax credits generally are not allowed with respect to certain short-term or hedged positions in stock. Furthermore, the portion of a distribution, if any, that is not treated as a dividend will not be foreign source income and a U.S. Holder would not be able to use a foreign tax credit arising from any withholding of Canadian income tax imposed on such portion unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such a credit or deduction.

Sale or Exchange of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares

        Upon a taxable sale or exchange of Amalco Common Shares, Noranda Falconbridge Junior Preference Shares or Noranda Common Shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference (if any) between the U.S. dollar value of the amount realized on the sale or exchange (determined, if received in other than U.S. dollars, by reference to the exchange rate in effect on the date of the sale or exchange or, if the shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares sold or exchanged determined in U.S. dollars. This gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Amalco Common Shares, Noranda Falconbridge Junior Preference Shares or Noranda Common Shares sold or exchanged exceeds one year at the time of the sale or exchange. Any gain or loss will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. Holders, and capital losses, the deductibility of which is subject to limitations.

        U.S. Holders that receive Canadian dollars upon the sale or exchange of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares will have a tax basis in such Canadian dollars equal to their U.S. dollar value generally as determined above. In general, any gain or loss realized upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Reporting Requirement

        A U.S. Holder may be required to report a disposition of Canadian dollars on IRS Form 8886 (Reportable Transaction Disclosure Statement) if the U.S. Holder recognizes a loss on the disposition that exceeds US$50,000 in a single taxable year from a single transaction, if such U.S. Holder is an individual or trust, or higher amounts for other U.S. Holders. U.S. Holders are advised to consult their tax advisors in this regard.

Passive Foreign Investment Company

        In general, a foreign corporation is a "passive foreign investment company" ("PFIC") for any taxable year in which either (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. In very general terms, passive income for this purpose includes (among other types of income and gains) dividends, interest, the excess of gains over losses from certain types of transactions in commodities and certain types of rents and royalties. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Special rules apply to shares held by U.S. corporate subsidiaries of foreign corporations.

        U.S. Holders should be aware that each of Noranda and Falconbridge reasonably believes that in the past it should not have been and that it currently is not a PFIC. In addition, each of Noranda and Falconbridge reasonably expects that Amalco or Noranda, as the case may be, should not be a PFIC upon completion of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation, respectively, and should not become a PFIC in future taxable years. However, there can be no assurance in this regard. In particular, because the PFIC status of Amalco or Noranda, as the case may be, must be determined on an annual basis based on the composition of its assets and income during a taxable year, there can be no assurance that Amalco or Noranda, as the case may be, will not be considered a PFIC for any future taxable year. If Amalco, Falconbridge or Noranda, as the case may be, were determined to be a PFIC, either currently (in the case of Noranda or Falconbridge), upon completion of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation (in the case of Amalco or Noranda), in the past (in the case of Noranda or Falconbridge), or in the future (in the case of Amalco or Noranda), certain adverse consequences could apply to U.S. Holders. The PFIC rules are extremely complex and certain aspects of their application are not free from doubt. Accordingly, each U.S. Holder should consult its own tax advisor regarding the PFIC status of Amalco, Noranda or Falconbridge for the current taxable year, prior taxable years, or future taxable years (as applicable), any adverse tax consequences to such U.S. Holder of Amalco, Noranda or Falconbridge having been, being or becoming a PFIC (as applicable), and the eligibility, manner and advisability of making certain elections that may mitigate such adverse tax consequences.

Non-U.S. Holders

        Assuming the exchange of Noranda Common Shares for Amalco Common Shares and the exchange of Noranda Junior Preference Shares for Amalco Junior Preference Shares pursuant to the Amalgamation are properly treated as tax-free exchanges for U.S. federal income tax purposes (see the discussion above under "U.S. Holders — Amalgamation — Noranda Shareholders"), Non-U.S. Holders of Noranda Common Shares or Noranda Junior Preference Shares should not recognize any gain for U.S. federal income tax purposes upon the receipt of Amalco Common Shares or Amalco Junior Preference Shares, respectively, pursuant to the Amalgamation.

        Assuming that the exchange of Falconbridge Common Shares for Amalco Common Shares and Canadian dollars in lieu of fractional Amalco Common Shares pursuant to the Amalgamation is properly treated as a tax-free exchange for U.S. federal income tax purposes (see the discussion above under "U.S. Holders — Amalgamation — Falconbridge Common Shareholders"), a Non-U.S. Holder of Falconbridge Common Shares should not recognize any gain for U.S. federal income tax purposes upon the receipt of Amalco Common Shares pursuant to the Amalgamation. If a Non-U.S. Holder receives Canadian dollars in lieu of a fractional Amalco Common Share or if the exchange is treated as a taxable exchange for U.S. federal income tax purposes, a Non-U.S. Holder should not recognize any gain for such purposes upon the receipt of Canadian dollars or Amalco Common Shares, respectively, unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the exchange and meets certain other requirements.

        Assuming the exchange of Falconbridge Common Shares for Noranda Common Shares and Canadian dollars in lieu of fractional Noranda Common Shares pursuant to the Falconbridge/Noranda Acquisition Amalgamation is properly treated as a taxable transaction for U.S. federal income tax purposes (see the discussion above under "U.S. Holders — Falconbridge/Noranda Acquisition Amalgamation"), a Non-U.S. Holder should not recognize any gain for U.S. federal income tax purposes upon the receipt of Noranda Common Shares and/or Canadian dollars in the exchange unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the exchange and meets certain other requirements.

Consequences of Ownership and Disposition of Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares

        A Non-U.S. Holder generally will not recognize any income or gain for U.S. federal income tax purposes upon the receipt of a distribution on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares or the taxable sale or exchange of such shares unless (i) the distribution or gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) in the case of gain, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of sale or exchange and meets certain other requirements.

Backup Withholding

        In general, backup withholding at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011) may apply to the exchange of Falconbridge Common Shares pursuant to the Amalgamation in the event it is not a tax-free exchange or the Falconbridge/Noranda Acquisition Amalgamation by, or to payments of dividends on the Amalco Common Shares, Amalco Junior Preference Shares or Noranda Common Shares and payments of the proceeds of the sale or other disposition of such shares to, a U.S. Holder or Non-U.S. Holder that fails to provide a correct taxpayer identification number (if required) or otherwise to comply with applicable certification requirements of the backup withholding rules (if required).

        Backup withholding is not an additional tax and may be allowed as a refund or a credit against a U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is provided to the U.S. IRS. U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

CERTAIN REGULATORY REQUIREMENTS

Compliance with Rule 61-501 and Policy Q-27

        Each Transaction is governed by certain applicable Canadian corporate and securities laws (collectively, the "Regulations"), including Rule 61-501 and Policy Q-27, and is a "business combination" within the meaning of Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 (collectively, hereinafter referred to as "going private transactions"). Moreover, pursuant to the provisions of Rule 61-501 and Policy Q-27 the Transactions are deemed to be "related party transactions".

        The Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. An exemption is available under Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Noranda is relying upon this exemption from the valuation requirement under Rule 61-501 and Policy Q-27 for the Transactions completed within 120 days of the expiry of a formal take over bid. For this purpose, the Noranda Offer consititutes a formal take-over bid. In addition, because, among other requirements, the consideration per share under each Transaction will be equal in value and in the same form (shares) as that paid under the Noranda Offer, Noranda is entitled to rely on such exemption.

        Under the OBCA, the approval of at least 66 2/3% of the votes cast by holders of (i) in the case of the Amalgamation, the Noranda Shareholders, and (ii) in the case of each Transaction, the outstanding Falconbridge Common Shares, is required in each case at a meeting duly called and held for the purpose of approving the Transactions, as applicable. Rule 61-501 and Policy Q-27 in effect also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the Ontario Securities Commission and the Autorité des marchés financiers (Québec). In relation to each Transaction, the "minority" holders would be all Falconbridge Common Shareholders other than Noranda, any "interested party" (for the purpose of Rule 61-501 and Policy Q-27), any "related party" of Noranda or of any "interested party" (for the purpose of Rule 61-501), including the directors and senior officers of Noranda, an associate, affiliate or an insider of Noranda or any of their directors or senior officers, and any person or company acting jointly or in concert with any of the foregoing persons. However, Noranda is relying upon an exemption from the minority approval requirement under Rule 61-501 and Policy Q-27 under which minority approval is not required where Noranda and its affiliates are registered holders of over 90% of the Falconbridge Common Shares at the time the Transactions were initiated and a statutory right to dissent and seek fair value is available to the minority Falconbridge Common Shareholders.

OTHER SHAREHOLDER CONSEQUENCES

Rights of Dissent

        Under the provisions of section 185 of the OBCA, a Registered Shareholder may dissent in respect of the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution. If the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation is completed, a Registered Shareholder who, in connection with the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution, respectively, has exercised the right of dissent pursuant to section 185 of the OBCA in strict compliance with the procedures set forth in the OBCA and who has not withdrawn the notice of the exercise of such rights as permitted by section 185 of the OBCA will be entitled to be paid the fair value of his or her Shares. If either of the Amalgamation or the Falconbridge/Noranda Acquisition Amalgamation is completed, a Registered Shareholder who, in connection with the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution, has exercised the right of dissent pursuant to section 185 of the OBCA in strict compliance with the procedures set forth in the OBCA and who has not withdrawn the notice of the exercise of such rights as permitted by section 185 of the OBCA will be entitled to be paid the fair value of his or her Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, as applicable.

        In the event that a Registered Shareholder fails to perfect or effectively withdraws that Registered Shareholder's claim under section 185 of the OBCA or forfeits that Registered Shareholder's right to make a claim under section 185 of the OBCA or his or her right as a Registered Shareholder are otherwise reinstated, such Shareholder will be deemed to not have dissented in respect of the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution, as applicable.

        The dissent right and dissent procedure provided by section 185 of the OBCA are summarized in Schedule E to this Circular and the text of section 185 of the OBCA is set out in Schedule F to this Circular. Registered Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

Qualification and Resale of Certain Securities

Canada

        Other than the approval of certain securities regulatory authorities in Canada, which approvals are anticipated shortly, no approvals, orders or rulings are necessary in order for the Amalco shares or Amalgamated Falconbridge shares issuable under the Transactions, as applicable, to be issued or become freely tradeable in all provinces and territories of Canada, subject to customary restrictions applicable to distributions of shares from "control blocks" or by "insiders".

United States

        All Amalco Common Shares and Amalco Junior Preference Shares received by Noranda Shareholders and Falconbridge Common Shareholders pursuant to the Amalgamation and all Noranda Common Shares received by Falconbridge Common Shareholders pursuant to the Falconbridge/Noranda Acquisition Amalgamation will be freely transferable under the U.S. Federal securities laws, except that persons who are deemed to be "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Noranda or Falconbridge at the time of the Special Meetings may only resell such securities received by them in transactions permitted by Rule 145 under the U.S. Securities Act in accordance with the requirements of Rule 145 or as otherwise permitted under the U.S. Securities Act. Persons who may be deemed to be affiliates of Noranda or Falconbridge for these purposes generally include directors and executive officers of Noranda or Falconbridge and other individuals or entities that control, are controlled by or are under common control with Noranda or Falconbridge.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares pursuant to Rules 144 and 145 under the U.S. Securities Act.

EXPENSES OF THE PROPOSED TRANSACTIONS

        Each of Noranda (including Noranda Acquisition) and Falconbridge is responsible for all of its own costs and expenses incurred in connection with the proposed Transactions, including expenses of its advisors, agents and other representatives, incurred at any time in connection with pursuing or consummating the proposed Transactions.

        The estimated costs and fees of Noranda in connection with the proposed Transactions including, without limitation, filing fees, legal and accounting fees and printing and mailing fees are approximately $1.4 million.

        The estimated costs and fees of Falconbridge in connection with the proposed Transactions including, without limitation, filing fees, legal and accounting fees and printing and mailing fees are approximately $450,000.

INFORMATION CONCERNING NORANDA

Documents Incorporated by Reference

        The following documents of Noranda, copies of which can be found at www.sedar.com, are specifically incorporated by reference into this Circular:

  (a)
  the Annual Information Form of Noranda dated March 17, 2005 for the fiscal year ended December 31, 2004;

  (b)
  the audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004;

  (d)
  the unaudited interim consolidated financial statements of Noranda, including notes thereto, as at March 31, 2005 and for the three months ended March 31, 2005 and 2004;

  (e)
  management's discussion and analysis of financial condition and results of operations of Noranda for the three months ended March 31, 2005;

  (f)
  the Management Information Circular (Proxy Statement) of Noranda (the "Noranda Management Information Circular") dated March 17, 2005 distributed in connection with the annual general and special meeting of shareholders held on April 26, 2005;

  (g)
  the material change report of Noranda dated March 10, 2005 relating to the announcement of the Noranda Offer and the Issuer Bid;

  (h)
  the material change report of Noranda dated April 29, 2005 relating to the results of the Issuer Bid; and

  (i)
  the material change report of Noranda dated May 6, 2005 relating to the results of the Noranda Offer.

        Any documents of Noranda of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Noranda Special Meetings will be deemed to be incorporated by reference into this Circular.

        Any statement related to Noranda contained in this Circular or in a document of Noranda incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement related to Noranda contained in this Circular, or in any other subsequently filed Noranda document that also is or is deemed to be incorporated by reference in this Circular, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Authorized and Outstanding Share Capital

        The authorized share capital of Noranda currently consists of an unlimited number of Noranda Common Shares, an unlimited number of Noranda Preferred Shares, issuable in series, an unlimited number of Noranda Junior Preference Shares, issuable in series, and an unlimited number of participating shares, issuable in series. As at June 2, 2005, 337,814,695 Noranda Common Shares, 3,246,057 Noranda Preferred Shares, Series F, 8,753,943 Noranda Preferred Shares, Series G, 6,000,000 Noranda Preferred Shares, Series H, 19,999,899 Noranda Junior Preference Shares, Series 1, 19,999,899 Noranda Junior Preference Shares, Series 2, 9,999,903 Noranda Junior Preference Shares, Series 3 and no participating shares of Noranda were issued and outstanding.

        The holders of Noranda Common Shares are entitled to receive notice of any meeting of shareholders of Noranda and to attend and vote on matters brought before the meeting, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Noranda Common Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Noranda

Common Shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of Noranda may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Noranda, holders of Noranda Common Shares are entitled to receive on a pro rata basis all of the assets of Noranda remaining after payment of all of Noranda's liabilities and subject to the prior rights attached to the preferred shares of Noranda to receive a return of capital and unpaid dividends. The Noranda Common Shares carry no pre-emptive or conversion rights.

        The terms and conditions attaching to the Noranda Preferred Shares are contained in Noranda's Annual Information Form dated March 17, 2005, incorporated by reference into this Circular. The terms and conditions attaching to the Noranda Junior Preference Shares are contained in the Noranda Management Information Circular, incorporated by reference into this Circular.

Ratings of the Noranda Preferred Shares and Noranda Junior Preference Shares

        Each series of outstanding Noranda Preferred Shares is rated BB by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") and Pfd-3 by Dominion Bond Rating Service ("DBRS"). Each series of outstanding Noranda Junior Preference Shares is rated BB by S&P and Pfd-3 (low) by DBRS. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Ratings made prior to issue for preferred shares range from "Pfd-1 (high)" from DBRS and "P-1 (High)" from S&P, which represent the highest quality of securities, to "Pfd-5 (low)" from DBRS and "C" from S&P, which represent the lowest quality of securities rated. None of the foregoing ratings should be construed as a recommendation to buy, sell or hold Noranda Preferred Shares, Noranda Junior Preference Shares, Amalco Preferred Shares or Amalco Junior Preference Shares. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Ownership of Securities and Commitments to Acquire Securities of Falconbridge

        Except as set forth in the following table, as at May 30, 2005, no director or senior executive officer of Noranda or, to the knowledge of Noranda after reasonable enquiry, any of their respective associates, beneficially owned, directly or indirectly, or exercised control or direction over any outstanding securities of Falconbridge.

Name	Position with Noranda	Common Shares	Options
Michael Agnew	Vice-President, Technology	—	16,500
Richard L. Burdett	Vice-President, Information Systems	—	5,500
Denis Couture	Vice-President, Investor Relations, Communications and Public Affairs	—	23,000
John M. Doyle	Vice-President, Taxation	—	24,500
Claude Ferron	President, CC&R	—	39,400
André Joron	Vice-President, Human Resources	—	17,600
Peter G. Kukielski	Chief Operating Officer	—	73,500
Edward H. Laks	Vice-President, Performance/Six Sigma	—	18,600
Ian W. Pearce	Senior Vice-President, Projects and Engineering	—	35,000
Fernando E. Porcile	President, Copper	—	39,000
Katherine Rethy	Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities	—	30,500
Martin G. Schady	Senior Vice-President, Business Development	—	35,000
Paul W. Severin	Senior Vice-President, Exploration	—	30,200
Jeffery A. Snow	Senior Vice-President and General Counsel	—	29,000
Robert G. Telewiak	Vice-President, Environment, Health & Safety	—	22,400
Stephen K. Young	Corporate Secretary	—	5,000

        Except in connection with the Transactions, neither Noranda nor any director or senior officer of Noranda, nor to the knowledge of the directors and senior officers of Noranda after reasonable enquiry, (a) any associate of a director or senior officer of Noranda, (b) any person holding more than 10% of any class of Noranda's equity securities nor (c) any person acting jointly or in concert with Noranda, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Falconbridge.

Benefits from the Transactions

        Except as set forth below, no director or senior officer of Noranda will receive any direct or indirect benefit from the consummation of either Transaction or from voting for or against the Transactions, other than the consideration available to any Falconbridge Common Shareholder who participates in the Transactions.

        In August 2004, in light of Noranda's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, Noranda set aside $10 million to be paid to management as performance bonuses ("Performance Bonuses") for key executives who remain with Noranda and contribute throughout the process. Once the process is completed, and at the discretion of the board of directors of Noranda, the Performance Bonuses will be payable to certain senior officers.

Indebtedness of Directors, Executive Officers and Senior Officers

        As at May 31, 2005, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of all current and former officers, directors and employees of Noranda or its subsidiaries to Noranda or its subsidiaries entered into in connection with a purchase of securities was approximately $9,586,679. The largest aggregate amount of debt outstanding during the year ended December 31, 2004 was $9,586,679. This indebtedness represents loans made by Noranda pursuant to the Management Share Purchase Plan (the "SPP") as well as other loans ("Loans"), as described below.

        In response to implementation of the Sarbanes-Oxley Act of 2002 in the United States, the board of directors of Noranda discontinued the granting of any further loans under the SPP in June of 2002. Under the SPP, loans were made to key employees of Noranda and its subsidiaries for the purchase of Noranda Common Shares at a 10% discount from a prescribed formula for determining market price. Such Noranda Common Shares were pledged as collateral security for the repayment of the loans. SPP loans bear interest equal to the cash dividends paid on Noranda Common Shares and are repayable within a period of ten years. Unless otherwise approved by the Noranda board of directors, a participant is only permitted to repay each loan to the extent of 20% per year on a cumulative basis.

        Each Loan is evidenced by a promissory note of the respective executive officer and the designated securities are pledged as collateral security for the payment of the note. The Loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

        The following table sets forth the names of the directors and officers of Noranda to whom loans have been made, together with the largest amount outstanding during the fiscal year ended December 31, 2004, and the amount outstanding as at May 31, 2005.

Table Of Indebtedness of Directors, Executive Officers
and Senior Officers under Securities Purchase Programs

Name and Principal Position	Involvement of Noranda or Subsidiary(1),(3)	Largest Amount Outstanding during Financial Year Ended December 31, 2004 ($)	Amount Outstanding as at May 31, 2005(4) ($)

David Kerr Chairman	SPP Loan	3,134,430	nil
Derek Pannell President and CEO	Loans SPP Loan	484,000 1,999,878	387,200 1,999,878
Aaron Regent(2) President and CEO, Falconbridge	Loans	2,968,353	2,500,000

Martin Schady Senior Vice-President, Corporate Development	SPP Loan	500,018	500,018

Notes:

(1)
The security for such indebtedness comprises Noranda Common Shares and securities of Partners Limited and its publicly traded associated companies.

(2)
Mr. Regent was Executive Vice-President and CFO of Noranda until May 31, 2002. Effective June 1, 2002, he was appointed President and Chief Executive Officer of Falconbridge.

(3)
Those noted as "Loans" are interest bearing, secured loans advanced by Noranda to the relevant executive at the time of his appointment as a senior officer of Noranda for the purposes of acquiring securities of Partners Limited.

(4)
As at May 31, 2005, the aggregate indebtedness to Noranda and its subsidiaries was $5,387,096.

Securities Authorized for Issuance under Equity Compensation Plans

        At the meeting of the holders of Noranda Common Shares on April 26, 2005, the holders of Noranda Common Shares approved an amendment to the Noranda stock option plan to increase the maximum number of Noranda Common Shares reserved for stock options under the plan from 13,000,000 to 18,000,000.

Interest of Certain Persons in Material Transactions

        In the aggregate, 48,174,448 Noranda Common Shares owned by Brascan Corporation or its affiliates were taken up under the Issuer Bid in exchange for a total of 38,006,167 Noranda Junior Preference Shares.

        For additional information on the interest of certain persons in material transactions, see the section "Interest of Management and Others in Material Transactions" in the Noranda Management Information Circular dated March 17, 2005 incorporated by reference into this Circular.

Price Range and Trading Volumes of Noranda Common Shares

        The Noranda Common Shares are listed and posted for trading on the TSX under the symbol "NRD.LV" and on the NYSE under the symbol "NRD".

        The following table sets forth, for the periods indicated, the reported high and low prices and the average daily volume of trading of the Noranda Shares on the TSX and the NYSE:

	TSX			NYSE
Calendar Period	High	Low	Average Daily Volume	High	Low	Average Daily Volume
	(Cdn.$)	(Cdn.$)		($)	($)
2003
1st Quarter	16.60	11.77	567,750	10.81	8.00	16,044
2nd Quarter	13.38	11.69	560,888	9.98	8.05	19,383
3rd Quarter	14.63	12.25	988,766	10.71	8.90	37,116
4th Quarter	21.25	13.92	1,231,030	16.25	10.30	73,988
2004
1st Quarter	23.97	18.61	1,407,781	18.32	13.98	104,610
2nd Quarter	24.99	19.25	1,236,958	18.87	13.90	113,173
3rd Quarter	24.61	20.57	955,064	18.70	15.57	92,366
4th Quarter	22.22	19.96	1,092,190	18.17	16.05	105,103
2005
January	20.95	19.83	608,429	17.34	16.27	125,020
February	23.38	21.30	1,151,705	18.90	16.98	203,174
March	25.31	22.76	4,126,536	20.99	18.35	331,386
April	24.99	23.07	2,452,034	20.43	18.49	205,667
May 1 to June 2	22.98	20.01	1,858,056	18.56	15.80	215,887

        On May 6, 2005, the date that Noranda took up the Falconbridge Common Shares deposited under the Noranda Offer, the closing price of the Noranda Common Shares on the TSX and the NYSE was Cdn. $22.79 and $18.36, respectively.

        The closing price of the Noranda Common Shares on the TSX and the NYSE on June 2, 2005 was Cdn.$21.70, and $17.27, respectively.

Previous Purchases and Sales

        Noranda has not completed any purchases or sales of its securities during the twelve months preceding the date of this Circular other than purchases pursuant to the Issuer Bid, issuances pursuant to the Noranda Offer, sales pursuant to the exercise of employee stock options or issuances of Noranda Common Shares pursuant to its dividend reinvestment plan.

INFORMATION CONCERNING FALCONBRIDGE

Documents Incorporated by Reference

        The following documents of Falconbridge, copies of which can he found at www.sedar.com are specifically incorporated by reference into this Circular:

  (a)
  the Annual Information Form of Falconbridge dated March 24, 2005 for the fiscal year ended December 31, 2004;

  (b)
  the audited consolidated financial statements of Falconbridge, including notes thereto, as at December 31, 2004 and 2003 and for the years then ended, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of Falconbridge for the fiscal year ended December 31, 2004;

  (d)
  the unaudited interim consolidated financial statements of Falconbridge, including notes thereto, as at March 31, 2005 and for the three months ended March 31, 2005 and 2004;

  (e)
  management's discussion and analysis of financial condition and results of operations of Falconbridge for the three months ended March 31, 2005;

  (f)
  the Management Information Circular (Proxy Statement) of Falconbridge dated March 10, 2005 distributed in connection with the annual general and special meeting of shareholders held on April 21, 2005;

  (g)
  the material change report of Falconbridge dated March 10, 2005 relating to the Noranda Offer and the Issuer Bid; and

  (h)
  the material change report of Falconbridge dated May 6, 2005 relating to the results of the Noranda Offer.

        Any documents of Falconbridge of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Falconbridge Special Meeting will be deemed to be incorporated by reference into this Circular.

        Any statement related to Falconbridge contained in this Circular or in a document of Falconbridge incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement related to Falconbridge contained in this Circular, or in any other subsequently filed Falconbridge document that also is or is deemed to be incorporated by reference in this Circular, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Authorized and Outstanding Share Capital

        The authorized share capital of Falconbridge currently consists of an unlimited number of Falconbridge Common Shares and an unlimited number of Falconbridge Preferred Shares, issuable in series. As at June 2, 2005, 180,803,932 Falconbridge Common Shares, 89,835 Falconbridge Preferred Shares Series 1, 4,787,283 Falconbridge Preferred Shares Series 2 and 3,122,882 Falconbridge Preferred Shares Series 3 were issued and outstanding.

Ratings of the Falconbridge Preferred Shares

        Each series of outstanding Falconbridge Preferred Shares is rated BB by S&P and Pfd-3 (high) by DBRS. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Ratings made prior to issue for preferred shares range from "Pfd-1 (high)" from DBRS and "P-1 (High)" from S&P, which represent the highest quality of securities, to "Pfd-5 (low)" from DBRS and "C" from S&P, which represent the lowest quality of securities rated. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold any Falconbridge Preferred Shares, Amalco Preferred Shares or Amalgamated Falconbridge Preferred Shares. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Interest of Management and Others in Material Transactions

        On May 6, 2005, Noranda took up the 58,476,589 Falconbridge Common Shares validly deposited under the Noranda Offer and currently owns approximately 91% of the outstanding Falconbridge Common Shares.

        For additional information on the interest of certain persons in material transactions, see the section "Interest of Management and Others in Material Transactions" in the Falconbridge Management Information Circular dated March 10, 2005 incorporated by reference into this Circular.

RISK FACTORS

The Amalco Common Shares issued in connection with the Amalgamation and the Noranda Common Shares to be issued in connection with the Falconbridge/Noranda Acquisition Amalgamation may have a market value lower than expected

        Pursuant to the Amalgamation Agreement, each Falconbridge Common Share will be converted into 1.77 Amalco Common Shares and pursuant to the Falconbridge/Noranda Acquisition Amalgamation Agreement each Falconbridge Common Share will be converted into 1.77 Noranda Common Shares. The market value of Amalco Common Shares or Noranda Common Shares, as applicable, on the Effective Date may vary significantly from their price on the date of this Circular or on the date of the Special Meetings. Because the conversion ratio will not be adjusted to reflect any changes in the market value of Noranda Common Shares prior to the applicable Transaction, the market value of the Amalco Common Shares or Noranda Common Shares issued pursuant to the applicable Transaction may be higher or lower than the value of the Noranda Common Shares on earlier dates. Stock price changes may result from a variety of factors that are beyond the control of Noranda, Falconbridge and Amalco, including changes in their businesses, operations and prospects, regulatory considerations and general and industry specific market and economic conditions.

Leverage of the combined companies

        Noranda is more highly leveraged than Falconbridge. Consequently, as compared to Falconbridge, Amalco could: (i) have more difficulty satisfying its financial obligations; (ii) be required to dedicate a larger portion of any cash flow from its operations to the payment of interest and principal due under its debt and dividends due on the Amalco Preferred Shares and the Noranda Junior Preference Shares, which will reduce funds available for other business purposes; (iii) be more vulnerable to general adverse economic and industry conditions; (iv) have more limited flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates; (v) have a more limited ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes; and (vi) be unable to refinance its debt on terms acceptable to Amalco or at all. In addition, Amalco will not be restricted from incurring additional leverage.

        Amalco's ability to satisfy its obligations depends on its future operating performance and on economic, financial, competitive and other factors, many of which will be beyond Amalco's control. Amalco's business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute its business strategies.

        If the Amalgamation is not completed and the Falconbridge/Noranda Acquisition Amalgamation is completed instead, Noranda, as compared to Falconbridge, would present, the same higher leverage risks outlined above in respect of Amalco.

Conversion of Amalco Junior Preference Shares into Amalco Common Shares on their redemption date

        The Amalco Junior Preference Shares will have the same attributes as the Noranda Junior Preference Shares. As such, upon completion of the Amalgamation, the Amalco Junior Preference Shares will provide that, subject to certain conditions, Amalco will be required to redeem each series of the Noranda Junior Preference Shares on the applicable final redemption date thereof. Amalco will be entitled in these circumstances to convert the Amalco Junior Preference Shares into Amalco Common Shares instead of redeeming them for cash. The number of Amalco Common Shares issuable in these circumstances will be dependent upon the market price for the Amalco Common Shares prior to the applicable redemption date and may be significant. The issue of a substantial number of additional Amalco Common Shares could materially adversely affect the market price of the Amalco Common Shares and holders of Amalco Common Shares would suffer immediate dilution of their investment.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

Ownership of Securities

Noranda

        The management of Noranda understands that Brascan Corporation ("Brascan") and certain of its associated companies own an aggregate of 74,423,504 Noranda Common Shares (or approximately 22% of the outstanding Noranda Common Shares), an aggregate of 38,006,167 Noranda Junior Preference Shares (or approximately of 76% of the outstanding Noranda Junior Preference Shares) and Convertible Debentures convertible into 2,722,323 Noranda Common Shares.

        Brascan is a public corporation listed on the TSX and the NYSE. Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Balogh, Cockwell, Flatt, Harding, Kerr and Pannell, presently Noranda and Falconbridge directors, Mr. Myhal, presently a Noranda director, and Mr. Regent, presently a Falconbridge director, are shareholders of Partners.

Falconbridge

        Noranda owns an aggregate of 164,235,689, or approximately 91%, of the outstanding Falconbridge Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation:

  (a)
  by the management of Noranda of proxies to be used at the special meeting (the "Noranda Common Share Meeting") of the holders of Noranda Common Shares referred to in the accompanying notice of meeting to holders of Noranda Common Shares (the "Noranda Common Share Notice"), which meeting will be held at the time and place and for the purposes set forth in the Noranda Common Share Notice;

  (b)
  by the management of Noranda of proxies to be used at the special meeting (the "Noranda Junior Preference Share Meeting") of the holders of Noranda Junior Preference Shares referred to in the accompanying notice of meeting to holders of Noranda Junior Preference Shares (the "Noranda Junior Preference Share Notice"), which meeting will be held at the time and place and for the purposes set forth in the Noranda Junior Preference Share Notice; and

  (c)
  by the management of Falconbridge of proxies to be used at the special meeting (the "Falconbridge Special Meeting") of the holders of Falconbridge Common Shares referred to in the accompanying notice of meeting of Falconbridge (the "Falconbridge Notice"), which meeting will be held at the time and place and for the purposes set forth in the Falconbridge Notice;

        Each solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of Noranda or Falconbridge, as applicable. Each of Noranda and Falconbridge may also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Noranda Shares and Falconbridge Common Shares, respectively. Unless otherwise disclosed in this Circular, each of Noranda and Falconbridge will bear its own cost of solicitation.

Appointment of Proxies

Noranda

        Enclosed with this Circular being sent to Noranda Shareholders are forms of proxy (printed on green paper in the case of Noranda Common Shares and printed on yellow paper in the case of Noranda Junior Preference Shares). The persons named in the forms of proxy are officers of Noranda. Each Noranda Shareholder has the right to appoint a person other than the persons named in the enclosed forms of proxy, who need not be a shareholder of Noranda, to represent such shareholder at the Noranda Special Meetings or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the applicable form of proxy and striking out the other names or by completing another proper form of proxy.

Falconbridge

        Enclosed with this Circular being sent to Falconbridge Common Shareholders is a form of proxy (printed on blue paper). The persons named in such form of proxy are officers of Falconbridge. Each Falconbridge Common Shareholder has the right to appoint a person other than the persons named in the enclosed forms of proxy, who need not be a shareholder of Falconbridge, to represent such shareholder at the Falconbridge Special Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

Voting Instructions

Registered Shareholders

        There are two methods by which Registered Shareholders can vote their shares at the Special Meetings: in person at the Special Meetings, or by proxy. Should a Registered Shareholder wish to vote in person at a Meeting, the form of proxy included with this Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the Meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the Shares will be voted accordingly.

        A Registered Shareholder may vote by proxy by using one of the following methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) the Internet voting procedure; (iii) the telephone voting procedure; and (iv) facsimile, as applicable. The methods of using each of these procedures are described below:

        Voting by Mail.    A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with:

  •
  in the case of Noranda Shareholders, CIBC Mellon Trust Company ("CIBC Mellon") using the envelope provided or by mailing it to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or to the Corporate Secretary of Noranda; or

  •
  in the case of Falconbridge Common Shareholders, Computershare Trust Company of Canada ("Computershare") using the envelope provided or by mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or to the Corporate Secretary of Falconbridge.

        In each case, the proxy must be deposited by no later than the close of business on Tuesday, June 28, 2005, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before any adjourned Meeting.

        Voting by Internet.    A Registered Shareholder of Noranda may vote over the Internet by accessing the following website:

  •
  in the case of holders of Noranda Common Shares, www.eproxyvoting.com/norandacommon; or

  •
  in the case of holders of Noranda Junior Preference Shares, www.eproxyvoting.com/norandapreference.

        In each case, in order to submit a proxy via the Internet, the 13 digit control number, provided on the form of proxy, must be entered.

        Please see your form of proxy for additional information on Internet voting. Registered Shareholders of Noranda may vote (and revoke a previous vote) over the Internet by no later than the close of business on Tuesday, June 28, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before any adjourned Meeting.

        Voting by Telephone.    A Registered Shareholder of Noranda may vote by telephone by calling the toll-free number 1-866-271-1207 and submitting a proxy via telephone by entering the 13 digit control number provided on the form of proxy.

        Please see your form of proxy for additional information on telephone voting. Registered Shareholders of Noranda may vote (and revoke a previous vote) by telephone by no later than the close of business on Tuesday, June 28, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before any adjourned Meeting.

        Voting by Facsimile.    A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to:

  •
  in the case of Noranda Shareholders, CIBC Mellon at (416) 368-2502; or

  •
  in the case of Falconbridge Common Shareholders, Computershare at (416) 263-9524.

        In each case, the form of proxy must be received by no later than the close of business on Tuesday, June 28, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before any adjourned Meeting.

        A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail or by Internet are the only methods by which a Registered Shareholder may choose an appointee other than the persons named on the proxy.

Non-Registered Shareholders

        Only Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Special Meetings. However, in many cases, Shares beneficially owned by a holder (a "Non-Registered Shareholder" or "Beneficial Owner") are registered either:

  •
  in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  •
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        There are two kinds of Beneficial Owners, those who object to their name being made known to the issuer, referred to as objecting beneficial owners ("OBOs") and those who do not object to the issuer knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Noranda has opted to distribute copies of its respective Notices, this Circular and its respective forms of proxy (collectively, the "Noranda Meeting Materials") to NOBOs directly. Whereas, the Noranda Meeting Materials and the Falconbridge Notice, this Circular and the Falconbridge form of proxy (collectively, the "Meeting Materials") will be distributed to Falconbridge Shareholders and Noranda OBOs through clearing houses and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

  The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and Noranda or Falconbridge or its respective agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

  By choosing to send the Meeting Materials to NOBOs directly, Noranda or Falconbridge, as applicable, (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners ("OBOs")

        Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

  •
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with:

  •
  in the case of Noranda Shareholders, CIBC Mellon, by mail addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502; or

  •
  in the case of Falconbridge Common Shareholders, Computershare, by mailing addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by facsimile at (416) 263-9524; or

  •
  more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone, the internet or facsimile).

Non-Objecting Beneficial Owners ("NOBOs")

        NOBOs of Noranda Shares can expect to receive the Meeting Materials with a proxy from CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by following the instructions contained on the proxy for facsimile, telephone or Internet voting. NOBOs of Falconbridge Common Shares can expect to receive the Meeting Materials from an Intermediary together with voting instructions that are similar to those that apply to OBOs. See "— Objecting Beneficial Owners". CIBC Mellon or Computershare, as applicable, will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive.

        The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

        In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or CIBC Mellon or Computershare, as applicable.

Revocation of Proxies

        A Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of Noranda or Falconbridge, as applicable, (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the applicable Special Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the applicable Special Meeting, prior to its commencement, on the day of the applicable Special Meeting or any adjournment thereof; (3) by attending the applicable Special Meeting in person and so requesting; or (4) in any other manner permitted by law.

        A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the applicable Special Meeting.

Voting of Shares Represented by Management Proxies

        The persons named in the enclosed form of proxy will vote the Shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the Shareholder as indicated on the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, such Shares will be voted for or against accordingly. In the absence of such direction, such Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares, as applicable, will be:

  •
  voted FOR the Amalgamation Resolution;

  •
  voted FOR the Falconbridge/Noranda Acquisition Amalgamation Resolution; and

  •
  voted in accordance with management's recommendations with respect to amendments or variations to the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution or with respect to any other matters which may properly come before the Special Meetings.

        The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to the Amalgamation Resolution and the Falconbridge/Noranda Acquisition Amalgamation Resolution and in respect of other matters that may properly come before the Special Meetings. On the date of this Circular, the respective management of the Noranda and Falconbridge knows of no such amendments, variations or other matters to come before the Special Meetings.

Voting Shares and Principal Holders of Securities

        As of June 2, 2005, 337,814,695 Noranda Common Shares, 19,999,899 Noranda Junior Preference Shares, Series 1, 19,999,899 Noranda Junior Preference Shares, Series 2, 9,999,903 Noranda Junior Preference Shares, Series 3 and 180,803,932 Falconbridge Common Shares were outstanding. Each Shareholder is entitled to one vote on all matters to come before the applicable Special Meeting or any adjournment thereof for each Share registered in the Shareholder's name in the lists of Shareholders prepared as of May 31, 2005 (the "Record Date") unless a person has transferred the Shares after the Record Date and the new holder of such Shares establishes proper ownership thereof and in writing requests Noranda's or Falconbridge's transfer agent by June 20, 2005 to be included in the list of Shareholders entitled to vote. For a description of the procedures to be followed by Non-Registered Shareholders to direct the voting of Shares beneficially owned, see "— Voting Instructions — Non-Registered Shareholders" above.

        For a description of the principal holders of Noranda Common Shares and Noranda Junior Preference Shares, and of Flaconbridge Common Shares, see "Interests of Certain Persons in the Transactions — Ownership of Securities".

No Other Business

        Noranda knows of no other matter to come before the Noranda Special Meetings other than the matters referred to in the accompanying Notices of Special Meeting given to Noranda Shareholders. Falconbridge knows of no other matter to come before the Falconbridge Special Meeting other than the matters referred to in the accompanying Notice of Special Meeting given to Falconbridge Common Shareholders.

AVAILABLE INFORMATION

Availability of Documents Incorporated by Reference

        Each of Noranda and Falconbridge will provide to any shareholder thereof without charge at any time prior to the date of the Special Meetings, upon request to the Corporate Secretary of the corporation at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, copies of documents incorporated by reference in this Circular.

Available Information for U.S. Shareholders

        A Registration Statement on Form F-80 under the U.S. Securities Act has been filed, which covers the Amalco Common Shares and Amalco Junior Preference Shares to be issued pursuant to the Amalgamation and the Noranda Common Shares to be issued pursuant to the Falconbridge/Noranda Acquisition Amalgamation. This Circular does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

        Noranda is subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Noranda is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Noranda's U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Noranda files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Noranda files or furnishes electronically.

Documents Filed as Part of the Registration Statement

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-80: the documents listed under "Information Concerning Noranda — Documents Incorporated by Reference" and "Information Concerning Falconbridge — Documents Incorporated by Reference", in this Circular, the consent of Ernst & Young LLP, the consent of Deloitte & Touche LLP, the consent of McCarthy Tétrault LLP, the consent of Fried, Frank, Harris, Shriver & Jacobson LLP, the consent of TD Securities Inc., and powers of attorney.

LEGAL MATTERS

        Certain legal matters relating to the Transactions will be passed on behalf of Noranda and Falconbridge by McCarthy Tétrault LLP with respect to matters of Canadian law. On behalf of Noranda, Fried, Frank, Harris, Shriver & Jacobson LLP will pass upon certain U.S. federal income tax matters as set forth under "Certain U.S. Federal Income Tax Considerations". As of the date hereof, (i) the partners and associates of McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities of each of Noranda and Falconbridge, and (ii) the partners and associates of Fried, Frank, Harris, Shriver & Jacobson LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities each of Noranda and Falconbridge.

SCHEDULE A

AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Amalgamation Agreement dated as June 2, 2005 attached to the joint management information circular (the "Circular") of Noranda Inc. and Falconbridge Limited, be and is hereby approved, ratified and confirmed.

2.
Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time prior to the completion of the Amalgamation (as defined in the Circular).

3.
Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

A-1

SCHEDULE B

FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Falconbridge/Noranda Acquisition Amalgamation Agreement dated as of June 2, 2005 attached to the joint management information circular (the "Circular") of Noranda Inc. and Falconbridge Limited, be and is hereby approved, ratified and confirmed.

2.
Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time prior to the completion of the Falconbridge/Noranda Acquisition Amalgamation (as defined in the Circular).

3.
Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

B-1

SCHEDULE C

SUMMARY OF AMALCO SHARE PROVISIONS

         The Amalco Common Shares, Amalco Preferred Shares, Amalco Junior Preference Shares and Amalco Participating Shares will have attached thereto the provisions summarized below. Amalco will furnish upon request a copy of the text of the provisions attaching to any class or series of Amalco shares.

Amalco Common Shares

        Each Amalco Common Share entitles the holder to dividends if, as and when declared by the board of directors of Amalco, to one vote at all meetings of shareholders and to participate rateably in any distribution of the assets of Amalco upon liquidation, dissolution or winding-up, subject to the prior rights of holders of Amalco Preferred Shares and Amalco Junior Preference Shares.

Amalco Preferred Shares

        The Amalco Preferred Shares may at any time or from time to time be issued in one or more series. Amalco's board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Amalco Preferred Shares.

        The Amalco Preferred Shares will be entitled to a preference over the Amalco Common Shares, the Amalco Junior Preference Shares and any other of Amalco's shares ranking junior to the Amalco Preferred Shares in the distribution of assets in the event of Amalco's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

        Each series of Amalco Preferred Shares will rank in a parity with every other series of Amalco Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Amalco's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

        In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of Amalco Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Amalco are distributed to the holders of any Amalco Common Shares, Amalco Junior Preference Shares or shares of any other class ranking junior to the Amalco Preferred Shares but the whole subject to the rights of the holders of any other class of shares of Amalco entitled to receive the assets of Amalco upon such distribution in priority to or rateably with the holders of the Amalco Preferred Shares. Upon payment to the holders of the Amalco Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Amalco.

Amalco Preferred Shares, Series F

        The Amalco Preferred Shares, Series F will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalco Preferred Shares, Series F:

        "Banks" means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the board of directors of Amalco by notice given to the transfer agent for the Amalco Preferred Shares, Series F, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

        "Calculated Trading Price" for any month means:

  (a)
  the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

        divided by

  (b)
  the aggregate of the Daily Trading Volume for all Trading Days in such month.

        "Daily Accrued Dividend Deduction" for any Trading Day means:

  (a)
  the product obtained by multiplying the dividend accrued on an Amalco Preferred Share, Series F in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

        divided by

  (b)
  the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

        "Daily Adjusted Trading Value" for any Trading Day means:

  (a)
  the aggregate dollar value of all transactions of Amalco Preferred Shares, Series F on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

        less

  (b)
  the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

        "Daily Trading Volume" for any Trading Day means the aggregate number of Amalco Preferred Shares, Series F traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

        "Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Amalco.

        "Dividend Payment Date" means the 12th day of each month.

        "Dividend Period" means a month.

        "Exchange" means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Amalco as being the principal trading market for the Amalco Preferred Shares, Series F.

        "Ex-Dividend Date" means:

  (a)
  the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Amalco Preferred Shares, Series F; or

  (b)
  if the board of directors of Amalco fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Amalco Preferred Shares, Series F.

        "Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

        "Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the

Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Amalco from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Amalco and upon all holders of Amalco Preferred Shares, Series F.

        "Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Stated Value

        The Amalco Preferred Shares, Series F will have a stated value of Cdn.$25.00 per share.

Dividends

        The holders of the Amalco Preferred Shares, Series F will be entitled to receive floating adjustable cumulative preferred cash dividends as and when declared by the board of directors of Amalco, to accrue from the Effective Time of the Amalgamation and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Amalco Preferred Shares, Series F is Cdn.$24.875 or less or Cdn.$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ± 4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

        The Adjustment Factor for a month will be based on the Calculated Trading Price of the Amalco Preferred Shares, Series F for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be
Cdn.$25.50 or more	-4.00%
Cdn.$25.375 and less than Cdn.$25.50	-3.00%
Cdn.$25.25 and less than Cdn.$25.375	-2.00%
Cdn.$25.125 and less than Cdn.$25.25	-1.00%
Greater than Cdn.$24.875 and less than Cdn.$25.125	nil
Greater than Cdn.$24.75 to Cdn.$24.875	1.00%
Greater than Cdn.$24.625 to Cdn.$24.75	2.00%
Greater than Cdn.$24.50 to Cdn.$24.625	3.00%
Cdn.$24.50 or less	4.00%

        The maximum Adjustment Factor for any month will be ± 4.00% of Prime.

        If in any month there is no trade of at least a board lot of the Amalco Preferred Shares, Series F on the Exchange, the Adjustment Factor for the following month will be nil.

        The annual floating dividend rate for a month will be calculated by Amalco as promptly as practicable, and notice thereof will be given to each stock exchange on which the Amalco Preferred Shares, Series F are listed for trading.

Redemption

        The Amalco Preferred Shares, Series F will be redeemable at the option of Amalco, in whole but not in part at Cdn.$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalco not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

        Amalco may at any time or times purchase for cancellation all or any part of the Amalco Preferred Shares, Series F in the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the board of directors of Amalco such shares are obtainable.

Restrictions on Dividends and Retirement of Shares

        Amalco will not, without the approval of the holders of outstanding Amalco Preferred Shares, Series F:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Amalco ranking junior to the Amalco Preferred Shares, Series F) on the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series F;

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series F (except out of the net cash proceeds of a substantially concurrent issue of shares of Amalco ranking junior to the Amalco Preferred Shares, Series F);

  (c)
  purchase or otherwise retire less than all the Amalco Preferred Shares, Series F then outstanding; or

  (d)
  redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any other shares of Amalco ranking on a parity with the Amalco Preferred Shares, Series F;

unless, in each such case, all dividends on outstanding Amalco Preferred Shares, Series F accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid. Any approval of the holders of the Amalco Preferred Shares, Series F required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalco Preferred Shares, Series F duly called for the purpose and at which a quorum is present.

Rights on Liquidation

        In the event of any liquidation, dissolution or winding-up of Amalco, the holders of the Amalco Preferred Shares, Series F will be entitled to receive Cdn.$25.00 per Amalco Preferred Share, Series F plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series F. Upon payment of such amounts, the holders of the Amalco Preferred Shares, Series F will not be entitled to share in any further distribution of assets of Amalco.

Voting Rights

        The holders of Amalco Preferred Shares, Series F will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of Amalco unless Amalco shall have failed to pay twenty-four dividends, on the Amalco Preferred Shares, Series F, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalco Preferred Shares, Series F will be entitled to receive notice of and to attend all shareholders' meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

        In connection with any action to be taken by Amalco which requires the approval of the holders of Amalco Preferred Shares, Series F voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Amalco Preferred Shares, Series F will not be required to pay tax on dividends received on the Amalco Preferred Shares, Series F under Part IV.1 of the Tax Act.

Modification

        The provisions attaching to the Amalco Preferred Shares, Series F as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalco Preferred Shares, Series F duly called for the purpose and at which a quorum is present.

Conversion of Amalco Preferred Shares, Series F into Amalco Preferred Shares, Series G

        Holders of Amalco Preferred Shares, Series F shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalco Preferred Shares, Series F registered in their name into Amalco Preferred Shares, Series G on the basis of one Amalco Preferred Share, Series G for each Amalco Preferred Share, Series F. The conversion of Amalco Preferred Shares, Series F may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalco at which the Amalco Preferred Shares, Series F are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalco Preferred Shares, Series F, and a written instrument of surrender in form satisfactory to Amalco duly executed by the holder or their attorney authorized in writing.

        Amalco shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalco Preferred Shares, Series F of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Amalco Preferred Shares, Series G") determined by the board of directors of Amalco to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Amalco Preferred Shares, Series G") applicable to the Amalco Preferred Shares, Series G. Amalco shall give notice as provided under "Amalco Preferred Shares, Series G" of the Annual Dividend Rate (as defined below under "Amalco Preferred Shares, Series G") applicable to the Amalco Preferred Shares, Series G for such Fixed Dividend Rate Period.

        Holders of Amalco Preferred Shares, Series F shall not be entitled to convert their shares into Amalco Preferred Shares, Series G if, following the close of business on the 14th day preceding a Conversion Date, Amalco determines that there would remain outstanding on a Conversion Date less than 1,000,000 Amalco Preferred Shares, Series G, after having taken into account all Amalco Preferred Shares, Series F tendered for conversion into Amalco Preferred Shares, Series G and all Amalco Preferred Shares, Series G tendered for conversion into Amalco Preferred Shares, Series F. Amalco shall give notice in writing thereof to all the holders of the Amalco Preferred Shares, Series F at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalco Preferred Shares, Series F who have tendered Amalco Preferred Shares, Series F for conversion, new certificates evidencing the Amalco Preferred Shares, Series F tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalco determines that there would remain outstanding on a Conversion Date less than 1,000,000 Amalco Preferred Shares, Series F after having taken into account all Amalco Preferred Shares, Series F tendered for conversion into Amalco Preferred Shares, Series G and all Amalco Preferred Shares, Series G tendered for conversion into Amalco Preferred Shares, Series F, then, all, but not part, of the remaining outstanding Amalco Preferred Shares, Series F shall automatically be converted into Amalco Preferred Shares, Series G on the basis of one Amalco Preferred Share, Series G for each Amalco Preferred Share, Series F on the applicable Conversion Date and Amalco shall give notice in writing thereof to the holders of such remaining Amalco Preferred Shares, Series F at least seven (7) days prior to the Conversion Date.

        If Amalco gives notice to the holders of the Amalco Preferred Shares, Series F of the redemption on a Conversion Date of all Amalco Preferred Shares, Series F, Amalco shall not be required to give notice as provided hereunder to the holders of the Amalco Preferred Shares, Series F of a Selected Percentage Rate of the Amalco Preferred Shares, Series G or of the conversion right of holders of Amalco Preferred Shares, Series F and the right of any holder of Amalco Preferred Shares, Series F to convert such Amalco Preferred Shares, Series F shall cease and terminate in that event.

Amalco Preferred Shares, Series G

        The Amalco Preferred Shares, Series G will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalco Preferred Shares, Series G:

        "Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

        "Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period ending on and including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter.

        "Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of Amalco, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

        "Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the board of directors of Amalco as set forth in the notice to the holders of the Amalco Preferred Shares, Series G, which rate of interest shall be not less than 80% of the Government of Canada Yield.

Stated Value

        The Amalco Preferred Shares, Series G will have a stated value of Cdn.$25.00 per share.

Dividends

        The holders of the Amalco Preferred Shares, Series G will be entitled to receive fixed cumulative preferred cash dividends as and when declared by the board of directors of Amalco, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn.$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of February, May, August and November.

        The board of directors of Amalco will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below), determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Amalco Preferred Shares, Series G.

        The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Amalco on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Amalco within one business day following its determination to all stock exchanges in Canada on which the Amalco Preferred Shares, Series G are listed for trading, and within three business days following its determination by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

        The Amalco Preferred Shares, Series G will not be redeemable prior to November 1, 2006. The Amalco Preferred Shares, Series G will be redeemable, subject to applicable law and to the restrictions described under "— Restrictions on Dividends and Retirement of Shares", on November 1, 2006 or on November 1 in every fifth year thereafter, at the option of Amalco in whole but not in part at Cdn.$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalco not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Amalco Preferred Shares, Series G into Amalco Preferred Shares, Series F

        Holders of Amalco Preferred Shares, Series G shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalco Preferred Shares, Series G registered in their name into Amalco Preferred Shares, Series F on the basis of one Amalco Preferred Share, Series F for each Amalco Preferred Share, Series G. The conversion of Amalco Preferred Shares, Series G may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalco at which the Amalco Preferred Shares, Series G are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalco Preferred Shares, Series G, and a written instrument of surrender in form satisfactory to Amalco duly executed by the holder or their attorney authorized in writing.

        Amalco shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalco Preferred Shares, Series G of the above-mentioned conversion right and of the Selected Percentage Rate determined by the board of directors of Amalco to be applicable for the next succeeding Fixed Dividend Rate Period.

        Holders of Amalco Preferred Shares, Series G shall not be entitled to convert their shares into Amalco Preferred Shares, Series F if, following the close of business on the 14th day preceding a Conversion Date, Amalco determines that there would remain outstanding on a Conversion Date less than 1,000,000 Amalco Preferred Shares, Series F, after having taken into account all Amalco Preferred Shares, Series G tendered for conversion into Amalco Preferred Shares, Series F and all Amalco Preferred Shares, Series F tendered for conversion into Amalco Preferred Shares, Series G. Amalco shall give notice in writing thereof to all the holders of the Amalco Preferred Shares, Series G at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalco Preferred Shares, Series G who have tendered Amalco Preferred Shares, Series G for conversion, new certificates evidencing the Amalco Preferred Shares, Series G tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalco determines that there would remain outstanding on a Conversion Date less than 1,000,000 Amalco Preferred Shares, Series G after having taken into account all Amalco Preferred Shares, Series G tendered for conversion into Amalco Preferred Shares, Series F and all Amalco Preferred Shares, Series F tendered for conversion into Amalco Preferred Shares, Series G, then, all, but not part, of the remaining outstanding Amalco Preferred Shares, Series G shall automatically be converted into Amalco Preferred Shares, Series F on the basis of one Amalco Preferred Share, Series F for each Amalco Preferred Share, Series G on the applicable Conversion Date and Amalco shall give notice in writing thereof to the holders of such remaining Amalco Preferred Shares, Series G at least seven (7) days prior to the Conversion Date.

        If Amalco gives notice to the holders of the Amalco Preferred Shares, Series G of the redemption on a Conversion Date of all the Amalco Preferred Shares, Series G, Amalco shall not be required to give notice as provided hereunder to the holders of the Amalco Preferred Shares, Series G of a Selected Percentage Rate or of the conversion right of holders of Amalco Preferred Shares, Series G and the right of any holder of Amalco Preferred Shares, Series G to convert such Amalco Preferred Shares, Series G shall cease and terminate in that event.

Purchase for Cancellation

        Amalco may at any time or times purchase for cancellation all or any part of the Amalco Preferred Shares, Series G in the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the board of directors of Amalco such shares are obtainable.

Restrictions on Dividends and Retirement of Shares

        Amalco will not, without the approval of the holders of outstanding Amalco Preferred Shares, Series G:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Amalco ranking junior to the Amalco Preferred Shares, Series G) on Amalco Shares of or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series G;

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series G (except out of the net cash proceeds of a substantially concurrent issue of shares of Amalco ranking junior to the Amalco Preferred Shares, Series G);

  (c)
  purchase or otherwise retire less than all the Amalco Preferred Shares, Series G then outstanding; or

  (d)
  redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption obligation attaching thereto) any other shares of Amalco ranking on a parity with the Amalco Preferred Shares, Series G;

unless, in each such case, all dividends on outstanding Amalco Preferred Shares, Series G accrued up to and including the dividend payable on the last preceding payment date shall have been declared and paid. Any approval of the holders of the Amalco Preferred Shares, Series G required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalco Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Rights on Liquidation

        In the event of any liquidation, dissolution or winding-up of Amalco, the holders of the Amalco Preferred Shares, Series G will be entitled to receive Cdn.$25.00 per Amalco Preferred Share, Series G plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series G. Upon payment of such amounts, the holders of the Amalco Preferred Shares, Series G will not be entitled to share in any further distribution of assets of Amalco.

Voting Rights

        The holders of Amalco Preferred Shares, Series G will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of Amalco unless Amalco shall have failed to pay eight dividends on the Amalco Preferred Shares, Series G, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalco Preferred Shares, Series G will be entitled to receive notice of and to attend all shareholders' meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

        In connection with any action to be taken by Amalco which requires the approval of the holders of Amalco Preferred Shares, Series G voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part VI.l of the Tax Act to pay tax at a rate such that holders of Amalco Preferred Shares, Series G will not be required to pay tax on dividends received on the Amalco Preferred Shares, Series G under Part IV.1 of the Tax Act.

Modification

        The provisions attaching to the Amalco Preferred Shares, Series G as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalco Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Amalco Preferred Shares, Series H

        The Amalco Preferred Shares, Series H will have attached thereto the series provisions summarized below.

Stated Value

        The Amalco Preferred Shares, Series H will have a stated value of Cdn.$25.00 per share.

Dividends

        The holders of the Amalco Preferred Shares, Series H will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by Amalco's board of directors, in an amount per share per annum equal to Cdn.$1.625, accruing daily from the date of issue payable quarterly, in equal instalments of Cdn.$0.40625 per share, on the last day of March, June, September and December in each year.

Redemption

        The Amalco Preferred Shares, Series H are not redeemable before March 31, 2008. On or after March 31, 2008, but subject to applicable law and to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares", Amalco may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Amalco Preferred Shares, Series H by the payment of an amount in cash for each such share so redeemed of Cdn.$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by us).

        Amalco will give notice of any redemption not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all the outstanding Amalco Preferred Shares, Series H are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Purchase for Cancellation

        Subject to applicable law and to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares" below, Amalco may at any time or times purchase for cancellation all or any part of the Amalco Preferred Shares, Series H in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Amalco's board of directors, such shares are obtainable.

Conversion at the Option of Amalco

        Amalco will not be entitled to convert the Amalco Preferred Shares, Series H prior to March 31, 2008. On or after this date, Amalco may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Amalco Preferred Shares, Series H into that number of Amalco Common Shares determined (per Cumulative Preferred Share, Series H) by dividing Cdn.$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn.$2.00 and 95% of the weighted average trading price of Amalco Common Shares on the TSX or, if not then traded on that exchange, on another exchange or market chosen by the Amalco board of directors on which Amalco common shares are then traded, during the 20 consecutive trading-day period ending on the fourth day immediately prior to the date of redemption, or, if that fourth day is not a trading day, on the immediately preceding trading day (the "Current Market Price"). Fractional Amalco Common Shares will not be issued on any conversion of Amalco Preferred Shares, Series H but in lieu thereof Amalco will make cash payments.

        Notice of any conversion will be given by Amalco not less than 30 days nor more than 60 days prior to the date fixed for conversion. If less than all the outstanding Amalco Preferred Shares, Series H are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

        If Amalco exercises its right to convert Amalco Preferred Shares, Series H into Amalco Common Shares, Amalco reserves the right not to issue Amalco Common Shares to any person whose address is in, or whom Amalco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Amalco with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder

        Subject to applicable law and Amalco's rights described below, on or after June 30, 2008, each Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice will be irrevocable) into that number of Amalco Common Shares determined (per Amalco Preferred Share, Series H) by dividing Cdn.$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn.$2.00 and 95% of the then Current Market Price. Fractional Amalco Common Shares will not be issued on any conversion of Amalco Preferred Shares, Series H, but in lieu thereof, Amalco will make cash payments.

        Upon exercise of the conversion privilege by the holder of Amalco Preferred Shares, Series H, Amalco reserves the right not to issue Amalco Common Shares to any person whose address is in, or whom Amalco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Amalco with the securities or other laws of such jurisdiction.

        Amalco may, subject to the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares", as applicable, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Amalco Preferred Shares, Series H forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Amalco Preferred Shares, Series H to sell on the first business day after the date fixed for conversion all or any part of such Amalco Preferred Shares, Series H to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Amalco Preferred Shares, Series H is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of Cdn.$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by Amalco). As a result, the Amalco Preferred Shares, Series H to be so redeemed or purchased will not be converted on the date set forth in the conversion notice.

        If Amalco elects to redeem or arrange for the purchase of any Amalco Preferred Shares, Series H that are the subject of a conversion notice (the "Subject Shares"), Amalco will, at least 20 days prior to the conversion date, give notice to all holders who have given Amalco a conversion notice, stating:

  (a)
  the number of Subject Shares to be redeemed for cash by Amalco;

  (b)
  the number of Subject Shares to be sold to another purchaser; and

  (c)
  the number of Subject Shares to be converted into Amalco Common Shares,

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date will, to the extent practicable, be the same for each holder delivering a conversion notice.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the Amalco Preferred Shares, Series H will be entitled to receive Cdn.$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by Amalco), before any amount is paid or any assets of Amalco are distributed to the holders of any Amalco shares ranking junior as to capital to the Amalco Preferred Shares, Series H. Upon payment of such amounts, the holders of the Amalco Preferred Shares, Series H will not be entitled to share in any further distribution of assets of Amalco.

Restrictions on Dividends and Retirement and Issue of Shares

        So long as any of the Amalco Preferred Shares, Series H are outstanding, Amalco will not, without the approval of the holders of the Amalco Preferred Shares, Series H:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in Amalco shares ranking as to capital and dividends junior to the Amalco Preferred Shares, Series H) on shares of Amalco ranking as to dividends junior to the Amalco Preferred Shares, Series H;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of Amalco shares ranking as to return of capital and dividends junior to the Amalco Preferred Shares, Series H, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Amalco shares ranking as to capital junior to the Amalco Preferred Shares, Series H;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Amalco Preferred Shares, Series H then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Amalco Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Amalco Preferred Shares, Series H; or

  (e)
  issue any additional Amalco Preferred Shares, Series H or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Amalco Preferred Shares, Series H, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Amalco Preferred Shares, Series H and on all other shares of Amalco ranking prior to or on a parity with the Amalco Preferred Shares, Series H with respect to the payment of dividends have been declared paid or set apart for payment.

Shareholder Approvals

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Amalco Preferred Shares, Series H as a series and any other approval to be given by the holders of the Amalco Preferred Shares, Series H may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Amalco Preferred Shares, Series H are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Amalco Preferred Shares, Series H then present would form the necessary quorum. At any meeting of holders of Amalco Preferred Shares, Series H as a series, each such holder shall be entitled to one vote in respect of each Amalco Preferred Share, Series H held.

Voting Rights

        The holders of the Amalco Preferred Shares, Series H will not (except as otherwise provided by law and except for meetings of the holders of Amalco Preferred Shares as a class and meetings of all holders of Amalco Preferred Shares, Series H as a series) be entitled to receive notice of, attend, or vote at, any meeting of Amalco shareholders unless and until Amalco has failed to pay eight quarterly dividends on the Amalco Preferred Shares, Series H, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Amalco properly applicable to the payment of dividends. In the event of such non-payment, and for only as long as any such dividends remain in arrears, the holders of the Amalco Preferred Shares, Series H will be entitled to receive notice of and to attend each meeting of Amalco shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Amalco Preferred Share, Series H held. The voting rights of the holders of the Amalco Preferred Shares, Series H will cease upon payment by Amalco of the amount of the dividends in arrears on such Amalco Preferred Shares, Series H.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Amalco Preferred Shares, Series H will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Amalco Preferred Shares, Series 1

        The Amalco Preferred Shares, Series 1 will have attached thereto the series provisions summarized below.

Dividends

        The holders of the Amalco Preferred Shares, Series 1 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of Amalco, payable quarterly on the first day of June, September, December and March in each year. The quarterly preferential cash dividend will be Cdn.$0.02 per Amalco Preferred Share, Series 1.

Redemption

        Subject to applicable law and the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalco may redeem at any time all, or from time to time any part, of the outstanding Amalco Preferred Shares, Series 1 at its option without the consent of the holder, by the payment of an amount in cash of Cdn.$10.00 for each such share so redeemed together with accrued and unpaid dividends to the date fixed for redemption.

        Notice of any redemption will be given by Amalco at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Amalco Preferred Shares, Series 1 are to be redeemed at any time, the shares to be redeemed will be selected by lot or in such other manner as Amalco may determine.

Purchase for Cancellation

        Subject to applicable law, Amalco may at any time purchase for cancellation any Amalco Preferred Shares, Series 1 at the lowest price or prices at which, in the opinion of the board of directors of Amalco, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalco, the holders of the Amalco Preferred Shares, Series 1 shall be entitled to receive Cdn.$10.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalco distributed to the holders of any shares ranking junior to the Amalco Preferred Shares, Series 1. Upon such payment, the holders of the Amalco Preferred Shares, Series 1 shall not be entitled to share in any further distribution of the assets of Amalco.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalco Preferred Shares, Series 1 are outstanding, Amalco will not, without the approval of the holders of the Amalco Preferred Shares, Series 1:

  (a)
  declare, pay or set apart for payment any dividends on the Amalco Common Shares, Amalco Junior Preference Shares or any other shares ranking junior to the Amalco Preferred Shares, Series 1 (other than stock dividends in shares of Amalco ranking junior to the Amalco Preferred Shares, Series 1); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series 1 (except out of the net cash proceeds of a substantially concurrent issue of shares of Amalco ranking junior to the Amalco Preferred Shares, Series 1); or

  (c)
  purchase or otherwise retire less than all the Amalco Preferred Shares, Series 1; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalco Preferred Shares, redeem, purchase or otherwise retire or make any capital distribution on or in respect of any other shares of Amalco ranking on a parity with the Amalco Preferred Shares, Series 1;

unless, in each case, all dividends on outstanding Amalco Preferred Shares, Series 1 accrued up to and payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Amalco Preferred Shares, Series 1 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalco Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalco Preferred Shares, Series 1 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalco Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of Amalco Preferred Shares, Series 1 will be entitled to vote if Amalco shall have failed to pay eight dividends, whether or not consecutive, on the Amalco Preferred Shares, Series 1. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalco Preferred Shares, Series 1 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part V1.I of the Tax Act, to pay tax at a rate such that holders of Amalco Preferred Shares, Series 1 will not be required to pay tax on dividends received on the Amalco Preferred Shares, Series 1 under Part IV.I of the Tax Act.

Amalco Preferred Shares, Series 2

        The Amalco Preferred Shares, Series 2 will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalco Preferred Shares, Series 2:

        "Banks" means any two of Canadian Imperial Bank of Commerce, Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank and any successor of any of them as may be designated from time to time by the Amalco board of directors by notice given to the transfer agent for the Amalco Preferred Shares, Series 2, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and Bank of Montreal.

        "Calculated Trading Price" for any month means:

  (a)
  the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

  divided by

  (b)
  the aggregate of the Daily Trading Volume for all Trading Days in such month.

        "Daily Accrued Dividend Deduction" for any Trading Day means:

  (a)
  the product obtained by multiplying the dividend accrued on an Amalco Preferred Share, Series 2 in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day);

        divided by

  (b)
  the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

        "Daily Adjusted Trading Value" for any Trading Day means:

  (a)
  the aggregate dollar value of all transactions of Amalco Preferred Shares, Series 2 on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day, less

  (b)
  the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

        "Daily Trading Volume" for any Trading Day means the aggregate number of Amalco Preferred Shares, Series 2 traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

        "Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Amalco.

        "Dividend Payment Date" means the 12th day of each month.

        "Dividend Period" means a month.

        "Exchange" means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Amalco as being the principal trading market for the Amalco Preferred Shares, Series 2.

        "Ex-Dividend Date" means:

  (a)
  the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Amalco Preferred Shares, Series 2; or

  (b)
  if the board of directors of Amalco fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Amalco Preferred Shares, Series 2.

        "Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

        "Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Amalco from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Amalco and upon all holders of Amalco Preferred Shares, Series 2.

        "Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Dividends

        The holders of the Amalco Preferred Shares, Series 2 will be entitled to receive floating adjustable cumulative preferential cash dividends, as and when declared by the Amalco board of directors, to accrue from the Effective Date and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Amalco Preferred Shares, Series 2 is Cdn.$24.875 or less or Cdn.$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ± 4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

        The Adjustment Factor for a month will be based on the Calculated Trading Price of the Amalco Preferred Shares, Series 2 for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be
Cdn.$25.50 or more	-4.00%
Cdn.$25.375 and less than Cdn.$25.50	-3.00%
Cdn.$25.25 and less than Cdn.$25.375	-2.00%
Cdn.$25.125 and less than Cdn.$25.25	-1.00%
Greater than Cdn.$24.875 and less than Cdn.$25.125	nil
Greater than Cdn.$24.75 to Cdn.$24.875	1.00%
Greater than Cdn.$24.625 to Cdn.$24.75	2.00%
Greater than Cdn.$24.50 to Cdn.$24.625	3.00%
Cdn.$24.50 or less	4.00%

        The maximum Adjustment Factor for any month will be ±4.00% of Prime.

        If in any month there is no trade of at least a board lot of the Amalco Preferred Shares, Series 2 on the Exchange, the Adjustment Factor for the following month will be nil.

        The annual floating dividend rate for a month will be calculated by Amalco as promptly as practicable, and notice thereof will be given to each stock exchange on which the Amalco Preferred Shares, Series 2 are listed for trading.

Redemption

        The Amalco Preferred Shares, Series 2 will be redeemable at the option of Amalco, in whole but not in part, at Cdn.$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalco not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion

        Holders of Amalco Preferred Shares, Series 2 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalco Preferred Shares, Series 2 registered in their name into Amalco Preferred Shares, Series 3 of Amalco on the basis of one Amalco Preferred Share, Series 3 for each Amalco Preferred Share, Series 2. The conversion of Amalco Preferred Shares, Series 2 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalco at which the Amalco Preferred Shares, Series 2 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalco Preferred Shares, Series 2, and a written instrument of surrender in form satisfactory to Amalco duly executed by the holder or their attorney authorized in writing.

        Amalco shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalco Preferred Shares, Series 2 of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Amalco Preferred Shares, Series 3") determined by the Amalco board of directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Amalco Preferred Shares, Series 3") applicable to the Amalco Preferred Shares, Series 3. Amalco shall give notice as provided under "Amalco Preferred Shares, Series 3" of the Annual Dividend Rate (as defined below under "Amalco Preferred Shares, Series 3") applicable to the Amalco Preferred Shares, Series 3 for such Fixed Dividend Rate Period.

        Holders of Amalco Preferred Shares, Series 2 shall not be entitled to convert their shares into Amalco Preferred Shares, Series 3 if, following the close of business on the 14th day preceding a Conversion Date, Amalco determines that there would remain outstanding on a Conversion Date less than 500,000 Amalco Preferred Shares, Series 3, after having taken into account all Amalco Preferred Shares, Series 2 tendered for conversion into Amalco Preferred Shares, Series 3 and all Amalco Preferred Shares, Series 3 tendered for conversion into Amalco Preferred Shares, Series 2. Amalco shall give notice in writing thereof to all the holders of the Amalco Preferred Shares, Series 2 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalco Preferred Shares, Series 2 who have tendered Amalco Preferred Shares, Series 2 for conversion, new certificates evidencing the Amalco Preferred Shares, Series 2 tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalco determines that there would remain outstanding on a Conversion Date less than 500,000 Amalco Preferred Shares, Series 2 after having taken into account all Amalco Preferred Shares, Series 2 tendered for conversion into Amalco Preferred Shares, Series 3 and all Amalco Preferred Shares, Series 3 tendered for conversion into Amalco Preferred Shares, Series 2, then, all, but not part, of the remaining outstanding Amalco Preferred Shares, Series 2 shall automatically be converted into Amalco Preferred Shares, Series 3 on the basis of one Amalco Preferred Share, Series 3 for each Amalco Preferred Share, Series 2 on the applicable Conversion Date and Amalco shall give notice in writing thereof to the holders of such remaining Amalco Preferred Shares, Series 2 at least seven (7) days prior to the Conversion Date.

        If Amalco gives notice to the holders of the Amalco Preferred Shares, Series 2 of the redemption on a Conversion Date of all Amalco Preferred Shares, Series 2, Amalco shall not be required to give notice as provided hereunder to the holders of the Amalco Preferred Shares, Series 2 of a Selected Percentage Rate of the Amalco Preferred Shares, Series 3 or of the conversion right of holders of Amalco Preferred Shares, Series 2 and the right of any holder of Amalco Preferred Shares, Series 2 to convert such Amalco Preferred Shares, Series 2 shall cease and terminate in that event.

Purchase for Cancellation

        Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalco may at any time purchase for cancellation any Amalco Preferred Shares, Series 2 at the lowest price or prices at which, in the opinion of the Amalco board of directors, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalco, the holders of the Amalco Preferred Shares, Series 2 shall be entitled to receive Cdn.$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalco distributed to the holders of any shares ranking junior to the Amalco Preferred Shares, Series 2. Upon such payment, the holders of the Amalco Preferred Shares, Series 2 shall not be entitled to share in any further distribution of the assets of Amalco.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalco Preferred Shares, Series 2 are outstanding, Amalco will not, without the approval of the holders of the Amalco Preferred Shares, Series 2:

  (a)
  declare, pay or set apart for payment any dividends on the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series 2 (other than stock dividends in shares of Amalco ranking junior to the Amalco Preferred Shares, Series 2); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series 2 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Amalco Preferred Shares, Series 2); or

  (c)
  purchase or otherwise retire less than all the Amalco Preferred Shares, Series 2; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalco Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Amalco Preferred Shares, Series 2;

unless, in each case, all dividends on outstanding Amalco Preferred Shares, Series 2 accrued up to and including the dividend payment payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Amalco Preferred Shares, Series 2 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalco Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalco Preferred Shares, Series 2 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalco Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of the Amalco Preferred Shares, Series 2 will be entitled to vote if Amalco shall have failed to pay twenty-four dividends on the Amalco Preferred Shares, Series 2, in each case whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalco Preferred Shares Series 2 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part VI.I of the Tax Act to pay tax at a rate such that holders of Amalco Preferred Shares, Series 2 will not be required to pay tax on dividends received on the Amalco Preferred Shares, Series 2 under Part IV.l of the Tax Act.

Amalco Preferred Shares, Series 3

        The Amalco Preferred Shares, Series 3 will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalco Preferred Shares, Series 3:

        "Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

        "Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period ending on and including February 28, 2009, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter.

        "Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Amalco board of directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

        "Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Amalco board of directors as set forth in the notice to the holders of the Amalco Preferred Shares, Series 3, which percentage shall be not less than 80%.

Dividends

        The holders of the Amalco Preferred Shares, Series 3 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Amalco board of directors, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn.$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of March, June, September and December.

        The Amalco board of directors will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below) determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Amalco Preferred Shares, Series 3.

        The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Amalco on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Amalco within one business day following its determination to all stock exchanges in Canada on which the Amalco Preferred Shares, Series 3 are listed for trading, and within three business days following its determination by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

        The Amalco Preferred Shares, Series 3 will not be redeemable prior to March 1, 2009. The Amalco Preferred Shares, Series 3 will be redeemable, subject to applicable law and to the restrictions described under "— Restrictions on Dividends and Retirement of Shares", on March 1, 2009 or on March 1 in every fifth year thereafter, at the option of Amalco, in whole but not in part, at Cdn.$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalco not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Amalco Preferred Shares, Series 3 into Amalco Preferred Shares, Series 2

        Holders of Amalco Preferred Shares, Series 3 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalco Preferred Shares, Series 3 registered in their name into Amalco Preferred Shares, Series 2 on the basis of one Amalco Preferred Share, Series 2 for each Amalco Preferred Share, Series 3. The conversion of Amalco Preferred Shares, Series 3 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalco at which the Amalco Preferred Shares, Series 3 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalco Preferred Shares, Series 3, and a written instrument of surrender in form satisfactory to Amalco duly executed by the holder or their attorney authorized in writing.

        Amalco shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalco Preferred Shares, Series 3 of the above-mentioned conversion right and of the Selected Percentage Rate determined by the Amalco board of directors to be applicable for the next succeeding Fixed Dividend Rate Period.

        Holders of Amalco Preferred Shares, Series 3 shall not be entitled to convert their shares into Amalco Preferred Shares, Series 2 if, following the close of business on the 14th day preceding a Conversion Date, Amalco determines that there would remain outstanding on a Conversion Date less than 500,000 Amalco Preferred Shares, Series 2, after having taken into account all Amalco Preferred Shares, Series 3 tendered for conversion into Amalco Preferred Shares, Series 2 and all Amalco Preferred Shares, Series 2 tendered for conversion in Amalco Preferred Shares, Series 3. Amalco shall give notice in writing thereof to all the holders of the Amalco Preferred Shares, Series 3 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalco Preferred Shares, Series 3 who have tendered Amalco Preferred Shares, Series 3 for conversion, new certificates evidencing the Amalco Preferred Shares, Series 3 tendered for conversion.

        Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalco determines that there would remain outstanding on a Conversion Date less than 500,000 Amalco Preferred Shares, Series 3 after having taken into account all Amalco Preferred Shares, Series 3 tendered for conversion into Amalco Preferred Shares, Series 2 and all Amalco Preferred Shares, Series 2 tendered for conversion into Amalco Preferred Shares, Series 3, then, all, but not part, of the remaining outstanding Amalco Preferred Shares, Series 3 shall automatically be converted into Amalco Preferred Shares, Series 2 on the basis of one Amalco Preferred Share, Series 2 for each Amalco Preferred Share, Series 3 on the applicable Conversion Date and Amalco shall give notice in writing thereof to the holders of such remaining Amalco Preferred Shares, Series 3 at least seven (7) days prior to the Conversion Date.

        If Amalco gives notice to the holders of the Amalco Preferred Shares, Series 3 of the redemption on a Conversion Date of all Amalco Preferred Shares, Series 3, Amalco shall not be required to give notice as provided hereunder to the holders of the Amalco Preferred Shares, Series 3 of a Selected Percentage Rate of the Amalco Preferred Shares, Series 3 or of the conversion right of holders of Amalco Preferred Shares, Series 3 and the right of any holder of Amalco Preferred Shares, Series 3 to convert such Amalco Preferred Shares, Series 3 shall cease and terminate in that event.

Purchase for Cancellation

        Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalco may at any time purchase for cancellation any Amalco Preferred Shares, Series 3 at the lowest price or prices at which, in the opinion of the Amalco board of directors, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalco, the holders of the Amalco Preferred Shares, Series 3 shall be entitled to receive Cdn.$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalco distributed to the holders of any shares ranking junior to the Amalco Preferred Shares, Series 3. Upon such payment, the holders of the Amalco Preferred Shares, Series 3 shall not be entitled to share in any further distribution of the assets of Amalco.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalco Preferred Shares, Series 3 are outstanding, Amalco will not, without the approval of the holders of the Amalco Preferred Shares, Series 3:

  (a)
  declare, pay or set apart for payment any dividends on the Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series 3 (other than stock dividends in shares of Amalco ranking junior to the Amalco Preferred Shares, Series 3); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Amalco Common Shares, Amalco Junior Preference Shares or any other shares of Amalco ranking junior to the Amalco Preferred Shares, Series 3 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Amalco Preferred Shares, Series 3); or

  (c)
  purchase or otherwise retire less than all the Amalco Preferred Shares, Series 3; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalco Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Amalco Preferred Shares, Series 3;

unless, in each case, all dividends on outstanding Amalco Preferred Shares, Series 3 accrued up to and including the dividend payment payable on the last preceding divided payment date shall have been declared and paid. Any approval of the holders of the Amalco Preferred Shares, Series 3 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalco Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalco Preferred Shares, Series 3 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalco Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of the Amalco Preferred Shares, Series 3 will be entitled to vote if Amalco shall have failed to pay eight dividends, whether or not consecutive, on the Amalco Preferred Shares, Series 3. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalco Preferred Shares, Series 3 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalco will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Amalco Preferred Shares, Series 3 will not be required to pay tax on dividends received on the Amalco Preferred Shares, Series 3 under Part IV.l of the Tax Act.

Amalco Junior Preference Shares

        The Amalco Junior Preference Shares may at any time or from time to time be issued in one or more series. The Amalco board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Amalco Junior Preference Shares.

        The Amalco Junior Preference Shares rank junior to the Amalco Preferred Shares, but are entitled to a preference over Amalco Common Shares and any other of Noranda's shares ranking junior to the Amalco

Junior Preference Shares in the distribution of assets in the event of Amalco liquidation, dissolution or winding up or other distribution of Amalco assets among its shareholders for the purpose of winding-up its affairs.

        The Amalco Junior Preference Shares of each series rank in a parity with the Amalco Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Amalco liquidation, dissolution or winding-up or other distribution of Amalco assets among its shareholders for the purpose of winding-up its affairs.

        As long as any of the Amalco Preferred Shares are outstanding, Amalco must not at any time, without the approval of the holders of each series of Amalco Preferred Shares then outstanding, given in accordance with the terms of the Amalco Preferred Shares, declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Amalco) on the Amalco Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Amalco Junior Preference Shares, if such action is prohibited by the terms of the Amalco Preferred Shares or the terms of any series of Amalco Preferred Shares that are then outstanding.

        In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the Amalco Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Amalco distributed to the holders of any Amalco Common Shares or shares of any other class ranking junior to the Amalco Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of Amalco entitled to receive the assets of Amalco upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Amalco.

        The three series of Amalco Junior Preference Shares will have attached thereto the series provisions summarized below.

Certain Provisions of the Three Series of Amalco Junior Preference Shares

        The definitions set out below are relevant to the Amalco Junior Preference Shares.

Stated Value:	$25 per Amalco Junior Preference Share.
Dividends:
Amalco Junior Preference Shares, Series 1: Holders of the Amalco Junior Preference Shares, Series 1 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Amalco, in an amount equal to $1.50 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Amalco Junior Preference Shares, Series 2: Until June 30, 2010, holders of the Amalco Junior Preference Shares, Series 2 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Amalco, in an amount equal to $1.5625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Amalco Junior Preference Shares, Series 2 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Amalco Junior Preference Shares, Series 3: Until June 30, 2010, holders of the Amalco Junior Preference Shares, Series 3 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Amalco in an amount equal to $1.625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Amalco Junior Preference Shares, Series 3 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.
Payment Options:	Amalco will be entitled to satisfy payment of the quarterly dividend payments in:
(i) cash; and/or

(ii) that number of freely tradeable Amalco Common Shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Amalco Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for payment of the dividend, provided that (A) the issuance or delivery of such Amalco Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Amalco to assure Amalco solvency or continued operation, (B) the issuance or delivery of such Amalco Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Amalco and acting in conformity with law; (C) Amalco is able to issue and deliver such Amalco Common Shares; and (D) such Amalco Common Shares are listed on each exchange on which the Amalco Common Shares are then listed for trading.
Redemption:	Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares":

Amalco Junior Preference Shares, Series 1: The Amalco Junior Preference Shares, Series 1 (i) are redeemable, in cash, by Amalco at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Amalco on the date that is five years from the date of issue of the Amalco Junior Preference Shares, Series 1 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 1 Final Redemption Date").
Any redemptions of Amalco Junior Preference Shares, Series 1 prior to June 30, 2009 must be made on a pro rata basis with all other Amalco Junior Preference Shares then outstanding.

Amalco Junior Preference Shares, Series 2: The Amalco Junior Preference Shares, Series 2 (i) are redeemable, in cash, by Amalco at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Amalco on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 2 Final Redemption Date").

Any redemptions of Amalco Junior Preference Shares, Series 2 prior to June 30, 2011 must be made on a pro rata basis with all other Amalco Junior Preference Shares then outstanding. From June 30, 2010 to June 29, 2012, no Amalco Junior Preference Shares, Series 2 may be redeemed until all the Amalco Junior Preference Shares, Series 1 have been redeemed. Following June 30, 2012, any redemption of the Amalco Junior Preference Shares, Series 2 must be made on a pro rata basis with any Amalco Junior Preference Shares, Series 1 then outstanding.

Amalco Junior Preference Shares, Series 3: The Amalco Junior Preference Shares, Series 3 (i) are redeemable, in cash, by Amalco at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by Amalco on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 3 Final Redemption Date").

Any redemptions of Amalco Junior Preference Shares, Series 3 prior to June 30, 2012 must be made on a pro rata basis with all other Amalco Junior Preference Shares then outstanding. From June 30, 2012 to June 29, 2015, no Amalco Junior Preference Shares, Series 3 may be redeemed until all Amalco Junior Preference Shares, Series 2 have been redeemed. Following June 30, 2015, any redemption of the Amalco Junior Preference Shares, Series 3 must be made on a pro rata basis with any Amalco Junior Preference Shares, Series 1 and Amalco Junior Preference Shares, Series 2 outstanding.
Conversion into Amalco Common Shares by Amalco on the Final Redemption Date:
On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as:
(i) a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan Corporation, any affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its affiliates (collectively, "Brascan") beneficially owning 30% or more of the voting shares of Amalco);
(ii) an Extraordinary Dividend (as defined below) has not been paid; and

(iii) (A) the issuance or delivery of such Amalco Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Amalco to assure Amalco's solvency or continued operation, is (B) the issuance or delivery of such Amalco Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Amalco and acting in conformity with law; (C) Amalco is able to issue and deliver such Amalco Common Shares; and (D) such Amalco Common Shares are listed on each exchange on which the Amalco Common Shares are then listed for trading;

the Amalco Junior Preference Shares are convertible, in whole or in part, at the option of Amalco, on at least 30 and not more than 60 days prior notice into that number of freely tradable Amalco Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted) and 90% of the US dollar equivalent of weighted average trading price of the Amalco Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price of the Amalco Common Shares on the TSX) for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.

"Change of Control Event" means the occurrence of:

(i) the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Amalco or a person who beneficially owns 30% or more of the outstanding voting shares of Amalco (other than Brascan and except in certain limited circumstances, an "Acquiring Person") of facts indicating that an Acquiring Person has become such;

(ii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Amalco or any subsidiary of Amalco) to commence a bid to acquire 30% or more of the voting shares of Amalco (other than by Brascan, Amalco, or any subsidiary of Amalco); or

(iii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Amalco (other than by Brascan, Amalco or any subsidiary of Amalco).
Retraction Rights:
Upon the occurrence of a Change of Control Event (unless the applicable bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of Amalco), a holder of Amalco Junior Preference Shares has the right to require Amalco to redeem all of the holder's then outstanding Amalco Junior Preference Shares at the same prices as set out under "Redemption".
Purchase for Cancellation:
Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", Amalco may at any time or times purchase for cancellation all or any part of the Amalco Junior Preference Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Amalco's board of directors, such shares are obtainable.
Voting Rights and Election of Directors:
Except as otherwise provided by law or as specifically set out in the Amalco Junior Preference Share provisions, and except for meetings of the Amalco Junior Preference Shares as a class and meetings of the Amalco Junior Preference Shares as series, the holders of Amalco Junior Preference Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Amalco.

The Amalco Junior Preference Shares will be entitled, voting collectively, to elect two directors to the board of directors at each meeting of shareholders of Amalco at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Amalco Junior Preference Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).
"Board Event" means any one of the following events:

(i) if four quarterly dividends on the Amalco Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Amalco properly applicable to the payment of dividends; or
(ii) if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:
(i) the outstanding share capital for all shares ranking junior to Amalco the Junior Preference Shares;
(ii) without duplication, any surplus, whether contributed or capital;
(iii) retained earnings; and
(iv) consolidated non-controlling interest,
all as set forth in Amalco's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.
Shareholder Approvals:
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the any of the Amalco Junior Preference Shares as a series and any other approval to be given by the holders of any of the Amalco Junior Preference Shares as a series may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Amalco Junior Preference Shares of that series are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Amalco Junior Preference Shares of that series then present would form the necessary quorum. At any meeting of holders of Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3, as a series, each such holder will be entitled to one vote in respect of each Amalco Junior Preference Share of that series held.
Covenants:
As long as the Amalco Junior Preference Shares having an aggregate issue price of at least $300 million remain outstanding, Amalco will not at any time, without the approval of the holders of the Amalco Junior Preference Shares, pay or set apart for payment any Extraordinary Dividend.
"Extraordinary Dividend" means:

(i) any dividend, other than a stock dividend paid wholly in Amalco Common Shares, declared or paid on the Amalco Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Amalco Common Shares, other than stock dividends paid wholly in Amalco Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Amalco last paid a dividend, other than a stock dividend paid wholly in Amalco Common Shares, on the Amalco Common Shares); or

(ii) any dividend, other than a stock dividend paid wholly in Amalco Common Shares, declared or paid on the Amalco Common Shares that results in the Amalco Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following May 4, 2005. For this purpose, the "Amalco Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Amalco Common Shares, other than stock dividends paid wholly in Amalco Common Shares, in the 12 month period immediately preceding May 4, 2005 and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Amalco Common Shares, together with the dividend then being declared; or

(iii) any other "special" dividend on, or distribution with respect to, the Amalco Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Amalco.

From and after June 30, 2010, Amalco will apply the full net proceeds from (i) the issuance of Amalco Common Shares, Amalco Preferred Shares, Amalco Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Amalco (collectively, "Equity Securities") for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn.$250 million, to the redemption of the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 and Amalco Junior Preference Shares, Series 3.
Restrictions on Dividends and Retirement and Issue of Shares:	As long as any Amalco Junior Preference Shares are outstanding, Amalco may not at any time, without the approval of the holders of the Amalco Junior Preference Shares:

(i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Amalco ranking junior to the Amalco Junior Preference Shares, Series 1) on shares of Amalco ranking junior to the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3;

(ii) except out of the net cash proceeds of a substantially concurrent issue of shares of Amalco ranking junior to the Amalco Junior Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Amalco ranking as to capital junior to the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3;

(iii) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3 then outstanding;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Amalco Preferred Shares, ranking on a parity with the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3; or

(v) issue any additional Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3 or any shares ranking senior to or on a parity with the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3

unless, in each such case, all accrued dividends up to and including those payable on the dividend payment date for the last completed period for which dividends are payable on the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3 in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 or Amalco Junior Preference Shares, Series 3 with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

Additional Series:
As long as any of the Amalco Junior Preference Shares are outstanding, Amalco may not issue any additional Amalco Preferred Shares, other than Amalco Preferred Shares, Series F issuable upon the conversion of Amalco Preferred Shares, Series G, Amalco Preferred Shares, Series G issuable upon the conversion of Amalco Preferred Shares, Series F, Amalco Preferred Shares, Series 2 issuable upon the conversion of Amalco Preferred Shares, Series 3 and Amalco Preferred Shares, Series 3 issuable upon the conversion of Amalco Preferred Shares, Series 2 without the approval of the holders of the Amalco Junior Preference Shares, expressed by resolution of the holders of all such shares voting together, given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Amalco Junior Preference Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Amalco Junior Preference Shares then present would form the necessary quorum.
Tax on Dividends:	Corporate holders of Amalco Junior Preference Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Amalco Participating Shares

        The Amalco board of directors may, by resolution, fix from time to time before the issue thereof, the number of Amalco Participating Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Amalco Participating Shares. Each Amalco Participating Share entitles the holder to participate rateably with the holders of Common Shares in any distribution of the assets of Amalco upon liquidation, dissolution or winding-up, subject to the prior rights of Amalco Preferred Shares. Each series of Amalco Participating Shares ranks on a parity with shares of every other series with respect to priority, in the distribution of assets upon liquidation, dissolution or winding-up.

SCHEDULE D

SUMMARY OF AMALGAMATED FALCONBRIDGE SHARE PROVISIONS

        The Amalgamated Falconbridge Common Shares and Amalgamated Falconbridge Preferred Shares will have attached thereto the provisions summarized below. Amalgamated Falconbridge will furnish upon request a copy of the text of the provisions attaching to any class and series of Amalgamated Falconbridge shares.

Amalgamated Falconbridge Common Shares

        Each Amalgamated Falconbridge Common Share entitles the holder to dividends if, as and when declared by the board of directors of Amalgamated Falconbridge, to one vote at all meetings of shareholders and to participate rateably in any distribution of the assets of Amalgamated Falconbridge upon liquidation, dissolution or winding-up, subject to the prior rights of holders of Amalgamated Falconbridge Preferred Shares.

Amalgamated Falconbridge Preferred Shares

        The Amalgamated Falconbridge Preferred Shares may at any time or from time to time be issued in one or more series. Amalgamated Falconbridge's board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Amalgamated Falconbridge Preferred Shares.

        The Amalgamated Falconbridge Preferred Shares will be entitled to a preference over the Amalgamated Falconbridge Common Shares and any other of Amalgamated Falconbridge's shares ranking junior to the Amalgamated Falconbridge Preferred Shares in the distribution of assets in the event of Amalgamated Falconbridge's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

        Each series of Amalgamated Falconbridge Preferred Shares will rank in a parity with every other series of Amalgamated Falconbridge Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Amalgamated Falconbridge's liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

        In the event of the liquidation, dissolution or winding-up of Amalgamated Falconbridge or any other distribution of assets of Amalgamated Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of Amalgamated Falconbridge Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Amalgamated Falconbridge are distributed to the holders of any Amalgamated Falconbridge Common Shares, or shares of any other class ranking junior to the Amalgamated Falconbridge Preferred Shares but the whole subject to the rights of the holders of any other class of shares of Amalgamated Falconbridge entitled to receive the assets of Amalgamated Falconbridge upon such distribution in priority to or rateably with the holders of the Amalgamated Falconbridge Preferred Shares. Upon payment to the holders of the Amalgamated Falconbridge Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Amalgamated Falconbridge.

Amalgamated Falconbridge Preferred Shares, Series 1

        The Amalgamated Falconbridge Preferred Shares, Series 1 will have attached thereto the series provisions summarized below.

Dividends

        The holders of the Amalgamated Falconbridge Preferred Shares, Series 1 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of Amalgamated

Falconbridge, payable quarterly on the first day of June, September, December and March in each year. The quarterly preferential cash dividend will be Cdn.$0.02 per Amalgamated Falconbridge Preferred Share, Series 1.

Redemption

        Subject to applicable law and the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalgamated Falconbridge may redeem at any time all, or from time to time any part, of the outstanding Amalgamated Falconbridge Preferred Shares, Series 1 at its option without the consent of the holder, by the payment of an amount in cash of Cdn.$10.00 for each such share so redeemed together with accrued and unpaid dividends to the date fixed for redemption.

        Notice of any redemption will be given by Amalgamated Falconbridge at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Amalgamated Falconbridge Preferred Shares, Series 1 are to be redeemed at any time, the shares to be redeemed will be selected by lot or in such other manner as Amalgamated Falconbridge may determine.

Purchase for Cancellation

        Subject to applicable law, Amalgamated Falconbridge may at any time purchase for cancellation any Amalgamated Falconbridge Preferred Shares, Series 1 at the lowest price or prices at which, in the opinion of the board of directors of Amalgamated Falconbridge, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalgamated Falconbridge, the holders of the Amalgamated Falconbridge Preferred Shares, Series 1 shall be entitled to receive Cdn.$10.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalgamated Falconbridge distributed to the holders of any shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 1. Upon such payment, the holders of the Amalgamated Falconbridge Preferred Shares, Series 1 shall not be entitled to share in any further distribution of the assets of Amalgamated Falconbridge.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalgamated Falconbridge Preferred Shares, Series 1 are outstanding, Amalgamated Falconbridge will not, without the approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 1:

  (a)
  declare, pay or set apart for payment any dividends on the Amalgamated Falconbridge Common Shares or any other shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 1 (other than stock dividends in shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 1); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Amalgamated Falconbridge Common Shares or any other shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 1 (except out of the net cash proceeds of a substantially concurrent issue of shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 1); or

  (c)
  purchase or otherwise retire less than all the Amalgamated Falconbridge Preferred Shares, Series 1; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalgamated Falconbridge Preferred Shares, redeem, purchase or otherwise retire or make any capital distribution on or in respect of any other shares of Amalgamated Falconbridge ranking on a parity with the Amalgamated Falconbridge Preferred Shares, Series 1;

unless, in each case, all dividends on outstanding Amalgamated Falconbridge Preferred Shares, Series 1 accrued up to and payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 1 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalgamated Falconbridge Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalgamated Falconbridge Preferred Shares, Series 1 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalgamated Falconbridge Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of Amalgamated Falconbridge Preferred Shares, Series 1 will be entitled to vote if Amalgamated Falconbridge shall have failed to pay eight dividends, whether or not consecutive, on the Amalgamated Falconbridge Preferred Shares, Series 1. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalgamated Falconbridge Preferred Shares, Series 1 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalgamated Falconbridge will elect, in the manner and within the time provided under Part V1.I of the Tax Act, to pay tax at a rate such that holders of Amalgamated Falconbridge Preferred Shares, Series 1 will not be required to pay tax on dividends received on the Amalgamated Falconbridge Preferred Shares, Series 1 under Part IV.I of the Tax Act.

Amalgamated Falconbridge Preferred Shares, Series 2

        The Amalgamated Falconbridge Preferred Shares, Series 2 will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalgamated Falconbridge Preferred Shares, Series 2:

"Banks" means any two of Canadian Imperial Bank of Commerce, Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank and any successor of any of them as may be designated from time to time by the Amalgamated Falconbridge board of directors by notice given to the transfer agent for the Amalgamated Falconbridge Preferred Shares, Series 2, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and Bank of Montreal.

"Calculated Trading Price" for any month means:

  (a)
  the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

        divided by

  (b)
  the aggregate of the Daily Trading Volume for all Trading Days in such month.

"Daily Accrued Dividend Deduction" for any Trading Day means:

  (a)
  the product obtained by multiplying the dividend accrued on an Amalgamated Falconbridge Preferred Share, Series 2 in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day);

        divided by

  (b)
  the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

"Daily Adjusted Trading Value" for any Trading Day means:

  (a)
  the aggregate dollar value of all transactions of Amalgamated Falconbridge Preferred Shares, Series 2 on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day, less

  (b)
  the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

"Daily Trading Volume" for any Trading Day means the aggregate number of Amalgamated Falconbridge Preferred Shares, Series 2 traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

"Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Amalgamated Falconbridge.

"Dividend Payment Date" means the 12th day of each month.

"Dividend Period" means a month.

"Exchange" means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Amalgamated Falconbridge as being the principal trading market for the Amalgamated Falconbridge Preferred Shares, Series 2.

"Ex-Dividend Date" means:

  (a)
  the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Amalgamated Falconbridge Preferred Shares, Series 2; or

  (b)
  if the board of directors of Amalgamated Falconbridge fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Amalgamated Falconbridge Preferred Shares, Series 2.

"Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

"Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Amalgamated Falconbridge from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Amalgamated Falconbridge and upon all holders of Amalgamated Falconbridge Preferred Shares, Series 2.

"Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Dividends

        The holders of the Amalgamated Falconbridge Preferred Shares, Series 2 will be entitled to receive floating adjustable cumulative preferential cash dividends, as and when declared by the Amalgamated Falconbridge board of directors, to accrue from the Effective Date and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Amalgamated Falconbridge Preferred Shares, Series 2 is Cdn.$24.875 or less or Cdn.$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ± 4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

        The Adjustment Factor for a month will be based on the Calculated Trading Price of the Amalgamated Falconbridge Preferred Shares, Series 2 for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be
Cdn.$25.50 or more	-4.00%
Cdn.$25.375 and less than Cdn.$25.50	-3.00%
Cdn.$25.25 and less than Cdn.$25.375	-2.00%
Cdn.$25.125 and less than Cdn.$25.25	-1.00%
Greater than Cdn.$24.875 and less than Cdn.$25.125	nil
Greater than Cdn.$24.75 to Cdn.$24.875	1.00%
Greater than Cdn.$24.625 to Cdn.$24.75	2.00%
Greater than Cdn.$24.50 to Cdn.$24.625	3.00%
Cdn.$24.50 or less	4.00%

        The maximum Adjustment Factor for any month will be ±4.00% of Prime.

        If in any month there is no trade of at least a board lot of the Amalgamated Falconbridge Preferred Shares, Series 2 on the Exchange, the Adjustment Factor for the following month will be nil.

        The annual floating dividend rate for a month will be calculated by Amalgamated Falconbridge as promptly as practicable, and notice thereof will be given to each stock exchange on which the Amalgamated Falconbridge Preferred Shares, Series 2 are listed for trading.

Redemption

        The Amalgamated Falconbridge Preferred Shares, Series 2 will be redeemable at the option of Amalgamated Falconbridge, in whole but not in part, at Cdn.$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalgamated Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion

        Holders of Amalgamated Falconbridge Preferred Shares, Series 2 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalgamated Falconbridge Preferred Shares, Series 2 registered in their name into Amalgamated Falconbridge Preferred Shares, Series 3 of Amalgamated Falconbridge on the basis of one Amalgamated Falconbridge Preferred Share, Series 3 for each Amalgamated Falconbridge Preferred Share, Series 2. The conversion of Amalgamated Falconbridge Preferred Shares, Series 2 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalgamated Falconbridge at which the Amalgamated Falconbridge Preferred Shares, Series 2 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalgamated Falconbridge Preferred Shares, Series 2,

and a written instrument of surrender in form satisfactory to Amalgamated Falconbridge duly executed by the holder or their attorney authorized in writing.

        Amalgamated Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalgamated Falconbridge Preferred Shares, Series 2 of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Amalgamated Falconbridge Preferred Shares, Series 3") determined by the Amalgamated Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Amalgamated Falconbridge Preferred Shares, Series 3") applicable to the Amalgamated Falconbridge Preferred Shares, Series 3. Amalgamated Falconbridge shall give notice as provided under "Amalgamated Falconbridge Preferred Shares, Series 3" of the Annual Dividend Rate (as defined below under "Amalgamated Falconbridge Preferred Shares, Series 3") applicable to the Amalgamated Falconbridge Preferred Shares, Series 3 for such Fixed Dividend Rate Period.

        Holders of Amalgamated Falconbridge Preferred Shares, Series 2 shall not be entitled to convert their shares into Amalgamated Falconbridge Preferred Shares, Series 3 if, following the close of business on the 14th day preceding a Conversion Date, Amalgamated Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Amalgamated Falconbridge Preferred Shares, Series 3, after having taken into account all Amalgamated Falconbridge Preferred Shares, Series 2 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 3 and all Amalgamated Falconbridge Preferred Shares, Series 3 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 2. Amalgamated Falconbridge shall give notice in writing thereof to all the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalgamated Falconbridge Preferred Shares, Series 2 who have tendered Amalgamated Falconbridge Preferred Shares, Series 2 for conversion, new certificates evidencing the Amalgamated Falconbridge Preferred Shares, Series 2 tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalgamated Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Amalgamated Falconbridge Preferred Shares, Series 2 after having taken into account all Amalgamated Falconbridge Preferred Shares, Series 2 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 3 and all Amalgamated Falconbridge Preferred Shares, Series 3 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 2, then, all, but not part, of the remaining outstanding Amalgamated Falconbridge Preferred Shares, Series 2 shall automatically be converted into Amalgamated Falconbridge Preferred Shares, Series 3 on the basis of one Amalgamated Falconbridge Preferred Share, Series 3 for each Amalgamated Falconbridge Preferred Share, Series 2 on the applicable Conversion Date and Amalgamated Falconbridge shall give notice in writing thereof to the holders of such remaining Amalgamated Falconbridge Preferred Shares, Series 2 at least seven (7) days prior to the Conversion Date.

        If Amalgamated Falconbridge gives notice to the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 of the redemption on a Conversion Date of all Amalgamated Falconbridge Preferred Shares, Series 2, Amalgamated Falconbridge shall not be required to give notice as provided hereunder to the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 of a Selected Percentage Rate of the Amalgamated Falconbridge Preferred Shares, Series 3 or of the conversion right of holders of Amalgamated Falconbridge Preferred Shares, Series 2 and the right of any holder of Amalgamated Falconbridge Preferred Shares, Series 2 to convert such Amalgamated Falconbridge Preferred Shares, Series 2 shall cease and terminate in that event.

Purchase for Cancellation

        Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalgamated Falconbridge may at any time purchase for cancellation any Amalgamated Falconbridge Preferred Shares, Series 2 at the lowest price or prices at which, in the opinion of the Amalgamated Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalgamated Falconbridge, the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 shall be entitled to receive Cdn.$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalgamated Falconbridge distributed to the holders of any shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 2. Upon such payment, the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 shall not be entitled to share in any further distribution of the assets of Amalgamated Falconbridge.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalgamated Falconbridge Preferred Shares, Series 2 are outstanding, Amalgamated Falconbridge will not, without the approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 2:

  (a)
  declare, pay or set apart for payment any dividends on the Amalgamated Falconbridge Common Shares or any other shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 2 (other than stock dividends in shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 2); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Amalgamated Falconbridge Common Shares or any other shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 2 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 2); or

  (c)
  purchase or otherwise retire less than all the Amalgamated Falconbridge Preferred Shares, Series 2; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalgamated Falconbridge Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Amalgamated Falconbridge Preferred Shares, Series 2;

unless, in each case, all dividends on outstanding Amalgamated Falconbridge Preferred Shares, Series 2 accrued up to and including the dividend payment payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 2 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalgamated Falconbridge Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalgamated Falconbridge Preferred Shares, Series 2 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalgamated Falconbridge Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of the Amalgamated Falconbridge Preferred Shares, Series 2 will be entitled to vote if Amalgamated Falconbridge shall have failed to pay twenty-four dividends on the Amalgamated Falconbridge Preferred Shares, Series 2, in each case whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalgamated Falconbridge Preferred Shares Series 2 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalgamated Falconbridge will elect, in the manner and within the time provided under Part VI.I of the Tax Act to pay tax at a rate such that holders of Amalgamated Falconbridge Preferred Shares, Series 2 will not be required to pay tax on dividends received on the Amalgamated Falconbridge Preferred Shares, Series 2 under Part IV.l of the Tax Act.

Amalgamated Falconbridge Preferred Shares, Series 3

        The Amalgamated Falconbridge Preferred Shares, Series 3 will have attached thereto the series provisions summarized below.

Definitions of Terms

        The following definitions are relevant to the Amalgamated Falconbridge Preferred Shares, Series 3:

"Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

"Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period ending on and including February 28, 2009, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter.

"Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Amalgamated Falconbridge board of directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

"Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Amalgamated Falconbridge board of directors as set forth in the notice to the holders of the Amalgamated Falconbridge Preferred Shares, Series 3, which percentage shall be not less than 80%.

Dividends

        The holders of the Amalgamated Falconbridge Preferred Shares, Series 3 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Amalgamated Falconbridge board of directors, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn.$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of March, June, September and December.

        The Amalgamated Falconbridge board of directors will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below) determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Amalgamated Falconbridge Preferred Shares, Series 3.

        The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Amalgamated Falconbridge on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Amalgamated Falconbridge within one business day following its determination to all stock exchanges in Canada on which the Amalgamated Falconbridge Preferred Shares, Series 3 are listed for trading, and within three business days following its determination by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

        The Amalgamated Falconbridge Preferred Shares, Series 3 will not be redeemable prior to March 1, 2009. The Amalgamated Falconbridge Preferred Shares, Series 3 will be redeemable, subject to applicable law and to the restrictions described under "— Restrictions on Dividends and Retirement of Shares", on March 1, 2009 or on March 1 in every fifth year thereafter, at the option of Amalgamated Falconbridge, in whole but not in part, at Cdn.$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Amalgamated Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Amalgamated Falconbridge Preferred Shares, Series 3 into Amalgamated Falconbridge Preferred Shares, Series 2

        Holders of Amalgamated Falconbridge Preferred Shares, Series 3 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Amalgamated Falconbridge Preferred Shares, Series 3 registered in their name into Amalgamated Falconbridge Preferred Shares, Series 2 on the basis of one Amalgamated Falconbridge Preferred Share, Series 2 for each Amalgamated Falconbridge Preferred Share, Series 3. The conversion of Amalgamated Falconbridge Preferred Shares, Series 3 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Amalgamated Falconbridge at which the Amalgamated Falconbridge Preferred Shares, Series 3 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Amalgamated Falconbridge Preferred Shares, Series 3, and a written instrument of surrender in form satisfactory to Amalgamated Falconbridge duly executed by the holder or their attorney authorized in writing.

        Amalgamated Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Amalgamated Falconbridge Preferred Shares, Series 3 of the above-mentioned conversion right and of the Selected Percentage Rate determined by the Amalgamated Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period.

        Holders of Amalgamated Falconbridge Preferred Shares, Series 3 shall not be entitled to convert their shares into Amalgamated Falconbridge Preferred Shares, Series 2 if, following the close of business on the 14th day preceding a Conversion Date, Amalgamated Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Amalgamated Falconbridge Preferred Shares, Series 2, after having taken into account all Amalgamated Falconbridge Preferred Shares, Series 3 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 2 and all Amalgamated Falconbridge Preferred Shares, Series 2 tendered for conversion in Amalgamated Falconbridge Preferred Shares, Series 3. Amalgamated Falconbridge shall give notice in writing thereof to all the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Amalgamated Falconbridge Preferred Shares, Series 3 who have tendered Amalgamated Falconbridge Preferred Shares, Series 3 for conversion, new certificates evidencing the Amalgamated Falconbridge Preferred Shares, Series 3 tendered for conversion.

        Furthermore, if following the close of business on the 14th day preceding a Conversion Date Amalgamated Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Amalgamated Falconbridge Preferred Shares, Series 3 after having taken into account all Amalgamated Falconbridge Preferred Shares, Series 3 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 2 and all Amalgamated Falconbridge Preferred Shares, Series 2 tendered for conversion into Amalgamated Falconbridge Preferred Shares, Series 3, then, all, but not part, of the remaining outstanding Amalgamated Falconbridge Preferred Shares, Series 3 shall automatically be converted into Amalgamated Falconbridge Preferred Shares, Series 2 on the basis of one Amalgamated Falconbridge Preferred Share, Series 2 for each Amalgamated Falconbridge Preferred Share, Series 3 on the applicable Conversion Date and

Amalgamated Falconbridge shall give notice in writing thereof to the holders of such remaining Amalgamated Falconbridge Preferred Shares, Series 3 at least seven (7) days prior to the Conversion Date.

        If Amalgamated Falconbridge gives notice to the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 of the redemption on a Conversion Date of all Amalgamated Falconbridge Preferred Shares, Series 3, Amalgamated Falconbridge shall not be required to give notice as provided hereunder to the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 of a Selected Percentage Rate of the Amalgamated Falconbridge Preferred Shares, Series 3 or of the conversion right of holders of Amalgamated Falconbridge Preferred Shares, Series 3 and the right of any holder of Amalgamated Falconbridge Preferred Shares, Series 3 to convert such Amalgamated Falconbridge Preferred Shares, Series 3 shall cease and terminate in that event.

Purchase for Cancellation

        Subject to applicable law and to the provisions described below under "— Restrictions on Dividends and Retirement of Shares", Amalgamated Falconbridge may at any time purchase for cancellation any Amalgamated Falconbridge Preferred Shares, Series 3 at the lowest price or prices at which, in the opinion of the Amalgamated Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of Amalgamated Falconbridge, the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 shall be entitled to receive Cdn.$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Amalgamated Falconbridge distributed to the holders of any shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 3. Upon such payment, the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 shall not be entitled to share in any further distribution of the assets of Amalgamated Falconbridge.

Restrictions on Dividends and Retirement of Shares

        So long as any of the Amalgamated Falconbridge Preferred Shares, Series 3 are outstanding, Amalgamated Falconbridge will not, without the approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 3:

  (a)
  declare, pay or set apart for payment any dividends on the Amalgamated Falconbridge Common Shares, or any other shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 3 (other than stock dividends in shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 3); or

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Amalgamated Falconbridge Common Shares or any other shares of Amalgamated Falconbridge ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 3 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Amalgamated Falconbridge Preferred Shares, Series 3); or

  (c)
  purchase or otherwise retire less than all the Amalgamated Falconbridge Preferred Shares, Series 3; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Amalgamated Falconbridge Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Amalgamated Falconbridge Preferred Shares, Series 3;

unless, in each case, all dividends on outstanding Amalgamated Falconbridge Preferred Shares, Series 3 accrued up to and including the dividend payment payable on the last preceding divided payment date shall have been declared and paid. Any approval of the holders of the Amalgamated Falconbridge Preferred Shares, Series 3 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Amalgamated Falconbridge Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Modification

        The provisions attaching to the Amalgamated Falconbridge Preferred Shares, Series 3 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Amalgamated Falconbridge Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Voting Rights

        The holders of the Amalgamated Falconbridge Preferred Shares, Series 3 will be entitled to vote if Amalgamated Falconbridge shall have failed to pay eight dividends, whether or not consecutive, on the Amalgamated Falconbridge Preferred Shares, Series 3. In that event, and for only so long as any such dividends remain in arrears, the holders of Amalgamated Falconbridge Preferred Shares, Series 3 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

        Amalgamated Falconbridge will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Amalgamated Falconbridge Preferred Shares, Series 3 will not be required to pay tax on dividends received on the Amalgamated Falconbridge Preferred Shares, Series 3 under Part IV.l of the Tax Act.

SCHEDULE E

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

        The following is a summary of the procedure set out in section 185 of the OBCA to be followed by a shareholder who intends to dissent from the Amalgamation Resolution or the Falconbridge/Noranda Acquisition Amalgamation Resolution described in the Circular (for the purposes of this Schedule E, each referred to as the "Amalgamation Resolution") and who wishes to require Noranda or Falconbridge (for the purposes of this Schedule E, each referred to as the "Corporation"), as applicable, to acquire his or her Noranda Common Shares, Noranda Junior Preference Shares or Falconbridge Common Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Amalgamation Resolution is adopted.

        Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

        A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the Amalgamation Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Amalgamation Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the Amalgamation Resolution but a vote either in person or by proxy against the Amalgamation Resolution does not constitute a Notice of Dissent. A vote in favour of the Amalgamation Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

        Within ten days after the adoption of the Amalgamation Resolution by the shareholders, the Corporation is required to notify in writing each Dissenting Shareholder that the Amalgamation Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Amalgamation Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Amalgamation Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

        If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he or she may lose his or her right to make a claim under section 185 of the OBCA.

        After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the

E-1

Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Amalgamation Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

        Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within ten days after it has been accepted, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

        If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Corporation or the Dissenting Shareholder must be made to the Ontario Superior Court of Justice.

        On an application to the court, the Corporation shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

        The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.

        The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text is attached as Schedule F to this Circular. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

E-2

SCHEDULE F

SECTION 185 OF THE OBCA

        185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

        (2)  Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

  (b)
  subsection 170(5) or (6).

        (3)  Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

  (a)
  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

  (b)
  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

        (4)  Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

        (5)  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (6)  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

        (7)  Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

        (8)  Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

        (9)  Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

        (10)  Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

        (11)  Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (12)  Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

        (13)  Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

        (14)  Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

        (15)  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (16)  Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

        (17)  Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (18)  Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

        (19)  Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

        (20)  Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

        (21)  Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

        (22)  Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and

  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

        (23)  Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

        (24)  Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

        (25)  Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (26)  Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

        (27)  Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (28)  Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (29)  Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (30)  Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

        (31)  Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

        (32)  Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE G

AMALGAMATION AGREEMENT

        THIS AMALGAMATION AGREEMENT is dated as of June 2, 2005

BETWEEN

NORANDA INC. ("Noranda"), a corporation incorporated under the laws of the Province of Ontario
- and -
FALCONBRIDGE LIMITED ("Falconbridge"), a corporation incorporated under the laws of the Province of Ontario.

        WHEREAS each of the parties hereto is a corporation to which the OBCA applies;

        WHEREAS the authorized share capital of Noranda consists of an unlimited number of Noranda Common Shares, an unlimited number of Noranda Junior Preference Shares, issuable in series, an unlimited number of Noranda Preferred Shares, issuable in series and an unlimited number of Noranda Participating Shares, issuable in series, of which 337,814,695 Noranda Common Shares, 19,999,899 Noranda Junior Preference Shares, Series 1, 19,999,899 Noranda Junior Preference Shares, Series 2, 9,999,903 Noranda Junior Preference Shares, Series 3, 3,246,057 Noranda Preferred Shares, Series F, 8,753,943 Noranda Preferred Shares, Series G and 6,000,000 Noranda Preferred Shares, Series H have been issued and are outstanding as at June 2, 2005;

        WHEREAS the authorized share capital of Falconbridge consists of an unlimited number of Falconbridge Common Shares and an unlimited number of Falconbridge Preferred Shares, issuable in series, of which 180,803,932 Falconbridge Common Shares, 89,835 Falconbridge Preferred Shares, Series 1, 4,787,283 Falconbridge Preferred Shares, Series 2 and 3,122,882 Falconbridge Preferred Shares, Series 3 are issued and outstanding as at June 2, 2005;

        WHEREAS Noranda and Falconbridge have entered into the Support Agreement and the Amalgamation constitutes a "subsequent acquisition transaction" for the purposes of that agreement; and

        WHEREAS it is desirable that Noranda and Falconbridge amalgamate and continue as one corporation pursuant to the provisions of the OBCA;

        NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows :

ARTICLE 1 — INTERPRETATION

1.01    Definitions

        In this Agreement, including in the recitals hereto, the following terms have the following meanings :

  (a)
  "Agreement", means this Agreement, including its recitals, as amended.

  (b)
  "Amalco" means Falconbridge Limited, the corporation resulting from the Amalgamation.

  (c)
  "Amalco Common Shares" means the common shares in the capital of Amalco.

  (d)
  "Amalco Junior Preference Shares" means the junior preference shares in the capital of Amalco, including all series thereof.

  (e)
  "Amalco Participating Shares" means the participating shares in the capital of Amalco, including all series thereof.

  (f)
  "Amalco Preferred Shares" means the preferred shares in the capital of Amalco, including all series thereof.

  (g)
  "Amalco Shares" means the Amalco Common Shares, the Amalco Junior Preference Shares and the Amalco Preferred Shares.

  (h)
  "Amalgamation" means the amalgamation between Noranda and Falconbridge pursuant to the provisions of the OBCA on the terms and conditions set forth in this Agreement.

  (i)
  "Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation to be filed pursuant to this Agreement.

  (j)
  "Certificate of Amalgamation" means the certificate of amalgamation to be issued pursuant to the OBCA giving effect to the Articles of Amalgamation.

  (k)
  "Effective Date" means the date shown in the Certificate of Amalgamation.

  (l)
  "Effective Time" means 11:00 p.m. on the Effective Date.

  (m)
  "Falconbridge Common Shareholders" means, at any time, the holders of Falconbridge Common Shares at such time.

  (n)
  "Falconbridge Common Shares" means the common shares in the capital of Falconbridge.

  (o)
  "Falconbridge Preferred Shares" means the preferred shares in the capital of Falconbridge, including all series thereof.

  (p)
  "Falconbridge Special Meeting" means the special meeting of Falconbridge Common Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation by way of special resolution (as defined under the OBCA) of the Falconbridge Common Shareholders.

  (q)
  "ITA" means the Income Tax Act (Canada).

  (r)
  "Letter of Transmittal" means the form of letter of transmittal to be sent to holders of shares of Noranda and Falconbridge.

  (s)
  "Noranda Common Shareholders" means, at any time, the holders of Noranda Common Shares at such time.

  (t)
  "Noranda Common Shares" means the common shares in the capital of Noranda.

  (u)
  "Noranda Junior Preference Shareholders" means, at any time, the holders of Noranda Junior Preference Shares at such time.

  (v)
  "Noranda Junior Preference Shares" means the junior preference shares in the capital of Noranda, including all series thereof.

  (w)
  "Noranda Preferred Shares" means the preferred shares in the capital of Noranda, including all series thereof.

  (x)
  "Noranda Special Meeting" means the special meeting of Noranda Common Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation by way of special resolution (as defined under the OBCA) of Noranda Common Shareholders.

  (y)
  "Noranda Junior Preference Meeting" means the special meeting of Noranda Junior Preference Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation in accordance with the terms of the Noranda Junior Preference Shares.

  (z)
  "OBCA" means the Business Corporations Act (Ontario).

  (aa)
  "Schedule" has the meaning set out in Section 1.07.

  (bb)
  "Support Agreement" means the Support Agreement dated March 8, 2005 between Noranda and Falconbridge.

1.02    Headings

        The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03    Extended Meanings

        In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04    Date for Any Action

        If any date on which any action is required to be taken hereunder by either of the parties is not a business day, such action will be taken on the next succeeding day that is a business day.

1.05    Entire Agreement

        This Agreement, together with the agreements and documents herein or therein referred to, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. Nothing herein affects the rights and obligations of the parties hereto contained in the Support Agreement.

1.06    Currency

        All sums of money referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.07    Schedule

        The following schedule (the "Schedule") is attached hereto and forms part of this Agreement :

        Schedule 2.04 — Share Terms.

ARTICLE 2 — AMALGAMATION

2.01    Amalgamation

        Noranda and Falconbridge will amalgamate and continue as one corporation pursuant to the provisions of the OBCA effective at the Effective Time and upon the terms and conditions hereinafter set out.

2.02    Name

        The name of Amalco will be "Falconbridge Limited".

2.03    Registered Office

        The registered office of Amalco will be located in the City of Toronto in the Province of Ontario and the address of Amalco will be BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3.

2.04    Authorized Share Capital

        Amalco will be authorized to issue an unlimited number of Amalco Common Shares, an unlimited number of Amalco Junior Preference Shares, issuable in series, an unlimited number of Amalco Participating Shares, issuable in series, and an unlimited number of Amalco Preferred Shares, issuable in series, in each case having the rights, privileges, conditions and restrictions set out in the Schedule.

2.05    Business

        There will be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

2.06    By-Laws

        The by-laws of Falconbridge will, with necessary changes, be the by-laws of Amalco, such by-laws after the Effective Time to be supplemented, amended or repealed in accordance with the provisions of the OBCA relating to the making, amending and repealing of by-laws. A copy of such by-laws may be examined at the registered office of Amalco.

ARTICLE 3 — BOARD OF DIRECTORS

3.01    Directors

        The number of directors of Amalco will be a minimum of three and a maximum of 20.

3.02    Board of Directors

        The first directors of Amalco will be as follows :

Name	Address for Service	Resident Canadian Yes/No
Alex G. Balogh	355 Balboa Court Oakville, Ontario L6J 6K2	Yes
André Bérard	600 rue de La Gauchetière Ouest 27th Floor Montreal, Quebec H3B 4L2	Yes
Jack L. Cockwell	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
J. Bruce Flatt	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
A.L. Flood	26th Floor Commerce Court North Toronto, Ontario M5L 1A2	Yes
Norm Gish	1200-202-6th Avenue S.W. Calgary, AL T2P 2V6	Yes
Robert J. Harding	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
Maureen Kempston Darkes	Huntington Centre I 2901 SW 149th Avenue, Suite 400 Miramar, Florida 33027 U.S.A.	No
David W. Kerr	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes
G. Edmund King	Commerce Court North 25 King Street West, Suite 2700 Toronto, Ontario M5L 1A2	Yes

Neville W. Kirchmann	120 Adelaide Street West Suite 2150 Toronto, Ontario M5H 1T1	Yes
James W. McCutcheon	Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6	Yes
Mary Mogford	3715 Lakeshore Road R.R. #8 Newcastle, Ontario L1B 1L9	Yes
George E. Myhal	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
Derek G. Pannell	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes
David H. Race	Suite 902E 460 Queen's Quay West Toronto, Ontario M5V 2Y4	Yes
James D. Wallace	3319 Kingsway Sudbury, Ontario P3A 4S8	Yes

ARTICLE 4

AMALGAMATION EVENTS

4.01    Issued Capital

        At the Effective Time any shares of either party held by or on behalf of the other party will be cancelled without any repayment of capital in respect thereof and, except for any shares so cancelled :

  (a)
  each Noranda Common Share outstanding immediately prior to the Amalgamation will be converted into one Amalco Common Share;

  (b)
  each Falconbridge Common Share outstanding immediately prior to the Amalgamation will be converted into 1.77 Amalco Common Shares;

  (c)
  each Noranda Junior Preference Share, Series 1 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 1;

  (d)
  each Noranda Junior Preference Share, Series 2 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 2;

  (e)
  each Noranda Junior Preference Share, Series 3 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 3;

  (f)
  each Noranda Preferred Share, Series F outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series F;

  (g)
  each Noranda Preferred Share, Series G outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series G;

  (h)
  each Noranda Preferred Share, Series H outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series H;

  (i)
  each Falconbridge Preferred Share, Series 1 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 1;

  (j)
  each Falconbridge Preferred Share, Series 2 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 2; and

  (k)
  each Falconbridge Preferred Share, Series 3 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share Series 3.

        No certificates representing fractional Amalco Common Shares will be issued pursuant to the Amalgamation. In lieu of such fractional shares, each fractional interest in an Amalco Common Share will entitle the holder thereof to receive from Amalco an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.02    Share Certificates

        Amalco will deposit certificate(s) representing the Amalco Common Shares, Amalco Junior Preference Shares and Amalco Preferred Shares to be issued pursuant to this Agreement with, and to be held and distributed by, CIBC Mellon Trust Company.

4.03    Delivery of Securities and Payments Following Amalgamation

        As soon as practicable following the Effective Time and pursuant to the terms of this Agreement, Amalco will cause CIBC Mellon Trust Company to send by ordinary first class mail, subject to having received a duly executed Letter of Transmittal and the certificates evidencing a holder's applicable shares, certificates evidencing the Amalco Common Shares, Amalco Junior Preference Shares or Amalco Preferred Shares to which a holder of such shares will have become entitled in accordance with the provisions of this Agreement and, in the case of a holder of Falconbridge Common Shares which, but for section 4.01 hereof, would have become entitled to a fractional interest in an Amalco Common Share, a cheque representing an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.04    Stated Capital

        The amounts to be added at the Effective Time to the stated capital accounts to be maintained by Amalco are as follows :

  (a)
  an amount equal to the paid-up capital for the purposes of the ITA of the Falconbridge Preferred Shares, Series 1, Falconbridge Preferred Shares, Series 2 and Falconbridge Preferred Shares, Series 3 will be added to the stated capital accounts to be maintained by Amalco for the Amalco Preferred Shares, Series 1, Amalco Preferred Shares, Series 2 and Amalco Preferred Shares, Series 3, respectively;

  (b)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Preferred Shares, Series F, Noranda Preferred Shares, Series G and Noranda Preferred Shares, Series H will be added to the stated capital accounts to be maintained by Amalco for the Amalco Preferred Shares, Series F, Amalco Preferred Shares, Series G and Amalco Preferred Shares, Series H, respectively;

  (c)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Junior Preference Shares, Series 1, Noranda Junior Preference Shares, Series 2 and Noranda Junior Preference Shares, Series 3 will be added to the stated capital accounts to be maintained by Amalco for the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 and Amalco Junior Preference Shares, Series 3, respectively;

  (d)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Common Shares will be added to the stated capital account to be maintained by Amalco for the Amalco Common Shares; and

  (e)
  an amount equal to the paid-up capital for the purposes of the ITA of the Falconbridge Common Shares less any such amount in respect of fractional shares will be added to the stated capital account maintained by Amalco for the Amalco Common Shares.

4.05    Noranda Options

        At the Effective Time, each option to purchase one Noranda Common Share issued by Noranda pursuant to its existing stock option plan will represent an option to purchase one Amalco Common Share. The exercise price of each such option will be equal to the exercise price in effect immediately prior to the Effective Time.

4.06    Falconbridge Options

        At the Effective Time, each option to purchase one Falconbridge Common Share issued by Falconbridge pursuant to its existing stock option plan will represent 1.77 options, each such option entitling the holder thereof to purchase one Amalco Common Share. Subject to the last paragraph of this Section 4.06, the exercise price of each such option will be equal to the exercise price in effect immediately prior to the Effective Time divided by 1.77.

        If the foregoing calculation results in a particular former holder of options to purchase Falconbridge Common Shares receiving a total number of options to purchase Amalco Common Shares that includes a fraction of an option to purchase an Amalco Common Share, then such holder's total number of options to purchase Amalco Common Shares will be rounded down to the next whole number of such options and the exercise price for each such remaining whole option will be reduced by the amount that is equal to (i) $22.79 multiplied by the fractional amount by which such holder's total number of options to purchase Amalco Common Shares was rounded down, divided by (ii) such holder's remaining number of whole options to purchase Amalco Common Shares after rounding down.

        In addition, if required, the exercise price of each option to purchase Amalco Common Shares will be increased such that the excess, if any, of the aggregate fair market value of the Amalco Common Shares immediately after the Amalgamation over the aggregate exercise price of the options to purchase Amalco Common Shares does not exceed the excess, if any, of the aggregate fair market value of the Falconbridge Common Shares immediately before the Amalgamation over the aggregate exercise price of the options to purchase Falconbridge Common Shares.

4.07    Dividends

        Holders of shares of Amalco will only be entitled to receive any dividend declared upon a share of either Falconbridge or Noranda prior to the Effective Time that provides for a record date that occurs on or after the Effective Time to the extent such holder derives its interest in the relevant share of Amalco from the share of Noranda or Falconbridge on which the dividend was originally declared.

ARTICLE 5

CONDITIONS PRECEDENT TO THE AMALGAMATION

5.01    Conditions in Favour of Falconbridge

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Falconbridge and may be waived by Falconbridge at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Amalco Shares (with the exception of the Amalco Preferred Shares, Series 1) issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of the Amalco Shares pursuant to this Agreement, including entitling (i) Amalco to issue the Amalco Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Noranda to authorize the consummation of the transactions contemplated by this Agreement.

5.02    Conditions in Favour of Noranda

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Noranda and may be waived by Noranda at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have :

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Amalco Shares (with the exception of the Amalco Preferred Shares, Series 1) issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of the Amalco Shares pursuant to this Agreement, including entitling (i) Amalco to issue the Amalco Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Falconbridge to authorize the consummation of the transactions contemplated by this Agreement.

5.03    Satisfaction or Waiver of Conditions

        A certificate signed by any two senior officers of each of Falconbridge and Noranda confirming the satisfaction or waiver of such conditions will be conclusive evidence that such conditions have been satisfied and that Falconbridge and Noranda may amalgamate in accordance with section 2.01. If the conditions precedent provided in this Article 5 have not been satisfied or waived on or before January 1, 2006, this Agreement will terminate and be of no further force or effect.

ARTICLE 6

ARTICLES OF AMALGAMATION

6.01    Articles of Amalgamation

        Subject to the approval of this Agreement by the Falconbridge Common Shareholders at the Falconbridge Special Meeting in compliance with the OBCA, by the Noranda Common Shareholders at the Noranda Special Meeting in compliance with the OBCA and by the Noranda Junior Preference Shareholders at the Noranda Junior Preference Meeting in compliance with the terms of the Noranda Junior Preference Shares, and provided that the conditions specified in this Agreement have been satisfied or waived, and provided further that this Agreement has not otherwise terminated, the Articles of Amalgamation will be filed as provided under the OBCA and the regulations thereunder, together with any and all documents required by the OBCA and the regulations thereunder.

6.02    Modification of this Agreement

        The parties hereto may assent to any amendment, alteration or modification of this Agreement that the shareholders of the respective amalgamating corporations may approve and the expression "Agreement" as used herein will be read and construed to mean and include this Agreement as so amended, altered or modified.

6.03    Termination

        Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, the directors of Noranda or Falconbridge may by resolution terminate this Agreement at any time prior to the filing of the Articles of Amalgamation and, upon such termination, this Agreement will be of no further force or effect.

ARTICLE 7

MISCELLANEOUS

7.01    Governing Law

        This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.02    Further Assurances

        Each of the parties hereto agrees to execute and deliver such further documents and instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

7.03    Counterparts

        This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed constitute one and the same instrument.

7.04    Electronic Execution

        Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such party.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first hereinabove written.

NORANDA INC.
Per :	(Signed) STEPHEN K. YOUNG
Per :	(Signed) MICHAEL BOONE
FALCONBRIDGE LIMITED
Per :	(Signed) AARON W. REGENT
Per :	(Signed) STEPHEN K. YOUNG

SCHEDULE 2.04
Share Terms

        [Note to reader: The rights, privileges, conditions and restrictions attaching to the authorized shares of Amalco shall be the same as those attaching to the comparable class or series of authorized shares of (i) Noranda (renaming each series of preferred shares) and (ii) in the case of preferred shares of Falconbridge, Falconbridge's current series of preferred shares (modified to become a series of Noranda's preferred shares), in each case immediately prior to the amalgamation. Copies of these share provisions are available from the Secretary of Noranda at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3, Telephone : (416) 982-7115.]

SCHEDULE H

FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION AGREEMENT

        THIS AMALGAMATION AGREEMENT is dated as of June 2, 2005

BETWEEN

NORANDA INC. ("Noranda"), a corporation incorporated under the laws of the Province of Ontario
- and -
NORANDA ACQUISITION INC. ("Noranda Acquisition"), a corporation incorporated under the laws of the Province of Ontario
- and -
FALCONBRIDGE LIMITED ("Falconbridge"), a corporation incorporated under the laws of the Province of Ontario.

        WHEREAS each of the parties hereto is a corporation to which the OBCA applies;

        WHEREAS the authorized share capital of Noranda consists of an unlimited number of Noranda Common Shares, an unlimited number of Noranda Junior Preference Shares, issuable in series, an unlimited number of Noranda Preferred Shares, issuable in series and an unlimited number of Noranda Participating Shares, issuable in series, of which 337,814,695 Noranda Common Shares, 19,999,899 Noranda Junior Preference Shares, Series 1, 19,999,899 Noranda Junior Preference Shares, Series 2, 9,999,903 Noranda Junior Preference Shares, Series 3, 3,246,057 Noranda Preferred Shares, Series F, 8,753,943 Noranda Preferred Shares, Series G and 6,000,000 Noranda Preferred Shares, Series H have been issued and are outstanding as at June 2, 2005;

        WHEREAS the authorized share capital of Noranda Acquisition consists of an unlimited number of common shares of which one common share has been issued and is outstanding, which share is owned by Noranda;

        WHEREAS the authorized share capital of Falconbridge consists of an unlimited number of Falconbridge Common Shares and an unlimited number of Falconbridge Preferred Shares, issuable in series, of which 180,803,932 Falconbridge Common Shares, 89,835 Falconbridge Preferred Shares, Series 1, 4,787,283 Falconbridge Preferred Shares, Series 2 and 3,122,882 Falconbridge Preferred Shares, Series 3 are issued and outstanding as at June 2, 2005;

        WHEREAS Noranda and Falconbridge have entered into the Support Agreement and the Amalgamation constitutes a "subsequent acquisition transaction" for the purposes of that agreement; and

        WHEREAS it is desirable that Noranda Acquisition and Falconbridge amalgamate and continue as one corporation pursuant to the provisions of the OBCA;

        NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 — INTERPRETATION

1.01    Definitions

        In this Agreement, including in the recitals hereto, the following terms have the following meanings:

  (a)
  "Agreement" means this Agreement, including its recitals, as amended.

  (b)
  "Amalco" means Falconbridge Limited, the corporation resulting from the Amalgamation.

  (c)
  "Amalco Common Shares" means the common shares in the capital of Amalco.

  (d)
  "Amalco Preferred Shares" means the preferred shares in the capital of Amalco, including all series thereof.

  (e)
  "Amalgamation" means the amalgamation between Noranda Acquisition and Falconbridge pursuant to the provisions of the OBCA on the terms and conditions set forth in this Agreement.

  (f)
  "Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation to be filed pursuant to this Agreement.

  (g)
  "Certificate of Amalgamation" means the certificate of amalgamation to be issued pursuant to the OBCA giving effect to the Articles of Amalgamation.

  (h)
  "Effective Date" means the date shown in the Certificate of Amalgamation.

  (i)
  "Effective Time" means 11:00 p.m. on the Effective Date.

  (j)
  "Falconbridge Common Shareholders" means, at any time, the holders of Falconbridge Common Shares at such time.

  (k)
  "Falconbridge Common Shares" means the common shares in the capital of Falconbridge.

  (l)
  "Falconbridge Preferred Shares" means the preferred shares in the capital of Falconbridge, including all series thereof.

  (m)
  "Falconbridge Special Meeting" means the special meeting of Falconbridge Common Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation by way of special resolution (as defined under the OBCA) of the Falconbridge Common Shareholders.

  (n)
  "ITA" means the Income Tax Act (Canada).

  (o)
  "Letter of Transmittal" means the form of letter of transmittal to be sent to holders of shares of Falconbridge.

  (p)
  "Noranda Common Shares" means the common shares in the capital of Noranda.

  (q)
  "OBCA" means the Business Corporations Act (Ontario).

  (r)
  "Schedule" has the meaning set out in Section 1.07.

  (s)
  "Support Agreement" means the Support Agreement dated March 8, 2005 between Noranda and Falconbridge.

1.02    Headings

        The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03    Extended Meanings

        In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04    Date for Any Action

        If any date on which any action is required to be taken hereunder by either of the parties is not a business day, such action will be taken on the next succeeding day that is a business day.

1.05    Entire Agreement

        This Agreement, together with the agreements and documents herein or therein referred to, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. Nothing herein affects the rights and obligations of Noranda or Falconbridge contained in the Support Agreement.

1.06    Currency

        All sums of money referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.07    Schedule

        The following schedule (the "Schedule") is attached hereto and forms part of this Agreement:

        Schedule 2.04 — Share Terms.

ARTICLE 2 — AMALGAMATION

2.01    Amalgamation

        Noranda Acquisition and Falconbridge will amalgamate and continue as one corporation pursuant to the provisions of the OBCA effective at the Effective Time and upon the terms and conditions hereinafter set out.

2.02    Name

        The name of Amalco will be "Falconbridge Limited".

2.03    Registered Office

        The registered office of Amalco will be located in the City of Toronto in the Province of Ontario and the address of Amalco will be BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3.

2.04    Authorized Share Capital

        Amalco will be authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Amalco Preferred Shares issuable in series, in each case having the rights, privileges, conditions and restrictions set out in the Schedule.

2.05    Business

        There will be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

2.06    By-Laws

        The by-laws of Falconbridge will, with necessary changes, be the by-laws of Amalco, such by-laws after the Effective Time to be supplemented, amended or repealed in accordance with the provisions of the OBCA relating to the making, amending and repealing of by-laws. A copy of such by-laws may be examined at the registered office of Amalco.

ARTICLE 3 — BOARD OF DIRECTORS

3.01    Directors

        The number of directors of Amalco will be a minimum of three and a maximum of 20.

3.02    Board of Directors

        The first directors of Amalco will be as follows:

Name	Address for Service	Resident Canadian Yes/No
Alex G. Balogh	355 Balboa Court Oakville, Ontario L6J 6K2	Yes
Jack L. Cockwell	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
Robert J. Harding	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes
David W. Kerr	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes
G. Edmund King	Commerce Court North 25 King Street West, Suite 2700 Toronto, Ontario M5L 1A2	Yes
Neville W. Kirchmann	120 Adelaide Street West Suite 2150 Toronto, Ontario M5H 1T1	Yes
Mary Mogford	3715 Lakeshore Road R.R. #8 Newcastle, Ontario L1B 1L9	Yes
Derek G. Pannell	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes
David H. Race	Suite 902E 460 Queen's Quay West Toronto, Ontario M5V 2Y4	Yes
Aaron W. Regent	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes
James D. Wallace	3319 Kingsway Sudbury, Ontario P3A 4S8	Yes

ARTICLE 4 — AMALGAMATION EVENTS

4.01    Issued Capital

        At the Effective Time any shares of either Falconbridge or Noranda Acquisition held by or on behalf of the other will be cancelled without any repayment of capital in respect thereof and, except for any shares so cancelled:

  (a)
  each common share in the capital of Noranda Acquisition outstanding immediately prior to the Amalgamation will be converted into one Amalco Common Share;

  (b)
  each Falconbridge Common Share owned by Noranda and outstanding immediately prior to the Amalgamation will be converted into one Amalco Common Share;

  (c)
  each Falconbridge Common Share not owned by Noranda and outstanding immediately prior to the Amalgamation will be cancelled without any repayment of capital in respect thereof and Noranda will issue to each holder of cancelled Falconbridge Common Shares 1.77 fully paid and non-assessable

    Noranda Common Shares for each Falconbridge Common Share held by such holder. The Noranda shares shall be received instead of securities of Amalco;

  (d)
  each Falconbridge Preferred Share, Series 1 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 1;

  (e)
  each Falconbridge Preferred Share, Series 2 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 2; and

  (f)
  each Falconbridge Preferred Share, Series 3 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 3.

        No certificates representing fractional Noranda Common Shares will be issued pursuant to the Amalgamation. In lieu of such fractional shares, each fractional interest in a Noranda Common Share will entitle the holder thereof to receive from Noranda an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.02    Consideration for Issue of Noranda Shares

        In consideration of the issue by Noranda of the Noranda Common Shares pursuant to Section 4.01(c), Amalco will issue to Noranda one fully paid and non-assessable Amalco Common Share for each Noranda Common Share so issued or that would have been issued if fractional shares had been issued by Noranda.

4.03    Share Certificates

        Noranda will deposit certificate(s) representing the Noranda Common Shares to be issued pursuant to this Agreement with, and to be held and distributed by, CIBC Mellon Trust Company.

4.04    Delivery of Securities and Payments Following Amalgamation

        As soon as practicable following the Effective Time and pursuant to the terms of this Agreement, Noranda will cause CIBC Mellon Trust Company to send by ordinary first class mail, subject to having received a duly executed Letter of Transmittal and the certificates evidencing a holder's shares, certificates evidencing the Noranda Common Shares or Amalco Preferred Shares to which a holder of a share of Falconbridge will have become entitled in accordance with the provisions of this Agreement and, in the case of a holder of Falconbridge Common Shares which, but for section 4.01 hereof, would have become entitled to a fractional interest in a Noranda Common Share, a cheque representing an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.05    Stated Capital

        The amounts to be added at the Effective Time to the stated capital accounts to be maintained by Amalco for the Amalco Preferred Shares, Series 1, Amalco Preferred Shares, Series 2 and Amalco Preferred Shares, Series 3 will be an amount equal to the paid-up capital for the purposes of the ITA of the Falconbridge Preferred Shares, Series 1, Falconbridge Preferred Shares, Series 2 and Falconbridge Preferred Shares, Series 3, respectively.

4.06    Falconbridge Options

        At the Effective Time, each option to purchase one Falconbridge Common Share issued by Falconbridge pursuant to its existing stock option plan will represent 1.77 options, each such option entitling the holder thereof to purchase one Amalco Common Share. Subject to the last paragraph of this Section 4.06, the exercise price of each such option will be equal to the exercise price in effect immediately prior to the Effective Time divided by 1.77.

        If the foregoing calculation results in a particular former holder of options to purchase Falconbridge Common Shares receiving a total number of options to purchase Noranda Common Shares that includes a fraction of an option to purchase a Noranda Common Share, then such holder's total number of options to purchase Noranda Common Shares will be rounded down to the next whole number of such options and the exercise price for each such remaining whole option will be reduced by the amount that is equal to (i) $22.79 multiplied by the fractional amount by which such holder's total number of options to purchase Noranda Common Shares was rounded down, divided by (ii) such holder's remaining number of whole options to purchase Noranda Common Shares after rounding down.

        In addition, if required, the exercise price of each option to purchase Noranda Common Shares will be increased such that the excess, if any, of the aggregate fair market value of the Noranda Common Shares immediately after the Amalgamation over the aggregate exercise price of the options to purchase Noranda Common Shares does not exceed the excess, if any, of the aggregate fair market value of the Falconbridge Common Shares immediately before the Amalgamation over the aggregate exercise price of the options to purchase Falconbridge Common Shares.

ARTICLE 5 — CONDITIONS PRECEDENT TO THE AMALGAMATION

5.01    Conditions in Favour of Falconbridge

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Falconbridge and may be waived by Falconbridge at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Noranda Common Shares issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of shares pursuant to this Agreement, including entitling (i) Noranda to issue the Noranda Common Shares pursuant to the Amalgamation without a prospectus, (ii) Amalco to issue the Amalco Preferred Shares and Amalco Common Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Noranda and Noranda Acquisition to authorize the consummation of the transactions contemplated by this Agreement.

5.02    Conditions in Favour of Noranda and Noranda Acquisition

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Noranda and Noranda Acquisition and may be waived by Noranda and Noranda Acquisition at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Noranda Common Shares issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of shares pursuant to this Agreement, including entitling (i) Noranda to issue the Noranda Common Shares pursuant to the Amalgamation without a prospectus, (ii) Amalco to issue the Amalco Preferred Shares and Amalco Common Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Falconbridge to authorize the consummation of the transactions contemplated by this Agreement.

5.03    Satisfaction or Waiver of Conditions

        A certificate signed by any two senior officers of each of Falconbridge or Noranda and any senior officer of Noranda Acquisition confirming the satisfaction or waiver of such conditions will be conclusive evidence that such conditions have been satisfied and that Falconbridge and Noranda Acquisition may amalgamate in accordance with this Agreement. If the conditions precedent provided in this Article 5 have not been satisfied or waived on or before January 1, 2006, this Agreement will terminate and be of no further force or effect.

ARTICLE 6 — ARTICLES OF AMALGAMATION

6.01    Articles of Amalgamation

        Subject to the approval of this Agreement by the Falconbridge Common Shareholders at the Falconbridge Special Meeting in compliance with the OBCA and the approval of the holders of common shares in the capital of Noranda Acquisition in compliance with the OBCA, and provided that the conditions specified in this Agreement have been satisfied or waived, and provided further that this Agreement has not otherwise terminated, the Articles of Amalgamation will be filed as provided under the OBCA and the regulations thereunder, together with any and all documents required by the OBCA and the regulations thereunder.

6.02    Modification of this Agreement

        The parties hereto may assent to any amendment, alteration or modification of this Agreement that the shareholders of the respective amalgamating corporations may approve and the expression "Agreement" as used herein will be read and construed to mean and include this Agreement as so amended, altered or modified.

6.03    Termination

        Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, Noranda or the directors of Noranda Acquisition or Falconbridge may by resolution terminate this Agreement at any time prior to the filing of the Articles of Amalgamation and, upon such termination, this Agreement will be of no further force or effect.

ARTICLE 7 — MISCELLANEOUS

7.01    Governing Law

        This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.02    Further Assurances

        Each of the parties hereto agrees to execute and deliver such further documents and instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

7.03    Counterparts

        This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed constitute one and the same instrument.

7.04    Electronic Execution

        Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such party.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first hereinabove written.

NORANDA INC.
Per :	(Signed) STEPHEN K. YOUNG
Per :	(Signed) MICHAEL BOONE
NORANDA ACQUISITION INC.
Per :	(Signed) STEPHEN K. YOUNG
Per :	(Signed) STEVEN DOUGLAS
FALCONBRIDGE LIMITED
Per :	(Signed) AARON W. REGENT
Per :	(Signed) STEPHEN K. YOUNG

SCHEDULE 2.04
Share Terms

        [Note to reader: The rights, privileges, restrictions and conditions attaching to the authorized shares of Amalco shall be the same as those attaching to the comparable class or series of authorized shares of Falconbridge immediately before the amalgamation. Copies of these share provisions are available from the Secretary of Noranda at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3, Telephone: (416) 982-7115.]

SCHEDULE I

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
FALCONBRIDGE LIMITED
(the amalgamated company resulting from the amalgamation of Noranda Inc. and
Falconbridge Limited, referred to herein as "Amalco")

INDEX TO FINANCIAL STATEMENTS

AMALCO

PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2005
(unaudited)
(millions of US dollars)

	Noranda Inc.	Issuer Bid		Noranda Offer		Pro Forma
		(note 3)		(note 3)
ASSETS
Cash and cash equivalents	1,000	—		—		1,000
Accounts receivable	957	—		9	b	966
Metals and other inventories	1,471	—		62	b	1,533

Current assets	3,428	—		71		3,499

Operating capital assets	4,892	—		1,305	b	6,197
Development projects	1,134	—		839	b	1,973
Investments and other assets	328	—		(55	) b	273

	9,782	—		2,160		11,942

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts and taxes payable	1,242	—		—		1,242
Debt due within one year	591	—		1	b	592

Current liabilities	1,833	—		1		1,834

Long-term debt	2,461	—		(2	) b	2,459
Preferred share liabilities	121	1,250	a	—		1,371
Convertible debentures	113	—		—		113

	2,695	1,250		(2)		3,943

Future income taxes	371	—		621	b,j	992
Asset retirement obligation, pension and other provisions	600	—		90		690
Stockholders' interests
Interests of other shareholders	1,296	—		(1,233	) b,i	63
Convertible debentures	42	—		—		42
Capital stock — preferred	196	—		130	i	326
Capital stock — common, retained earnings, contributed surplus, currency translation adjustment	2,749	(1,250	) a	2,553	b	4,052

	2,987	(1,250)		2,683		4,420

	9,782	—		2,160		11,942

(See accompanying notes)

AMALCO

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Three months ended March 31, 2005
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Issuer Bid		Noranda Offer		Pro Forma
		(note 3)		(note 3)
Revenues	1,976	—		—		1,976

	1,976	—		—		1,976

Operating expenses
Cost of operations	628	—		4	c,d	632
Purchases raw materials	775	—		—		775
Depreciation, amortization and accretion	118	—		13	e	131

Total operating expenses	1,521	—		17		1,538

Income generated by operating assets	455	—		(17)		438

Interest expense, net	32	20	f	(1	) g	51
Corporate and general adminstration	17	—		—		17
Research, development and exploration	12	—		—		12
Minority interest in earnings in subsidiaries	94	—		(91	) h	3

	155	20		(92)		83

Income before undernoted	300	(20)		75		355

Gain net of restructuring costs and other	1	—		—		1
Tax expense (recovery)	123	—		(5	) j	118

Net income	176	(20)		80		236

Basic earnings per share	$0.58					$0.64
Diluted earnings per share	$0.57					$0.63

(See accompanying notes)

AMALCO

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Changes in Accounting Standards	Noranda Inc. (Restated)	Issuer Bid		Noranda Offer		2004 Pro Forma
		(note 2)	(note 2)	(note 3)		(note 3)
Revenues	6,978	—	6,978	—		—		6,978

	6,978	—	6,978	—		—		6,978

Operating expenses
Cost of operations	2,094	15	2,109	—		21	c,d	2,130
Purchases raw materials	3,005	—	3,005	—		—		3,005
Depreciation, amortization and accretion	499	—	499	—		46	e	545

Total operating expenses	5,598	15	5,613	—		67		5,680

Income generated by operating assets	1,380	(15)	1,365	—		(67)		1,298

Interest expense, net	119	17	136	78	f	(2	) g	212
Corporate and general adminstration	66	—	66	—		—		66
Research, development and exploration	47	—	47	—		—		47
Minority interest in earnings in subsidiaries	297	—	297	—		(281	) h	16

	529	17	546	78		(283)		341

Income before undernoted	851	(32)	819	(78)		216		957

Gain net of restructuring costs and other	(33)	—	(33)	—		—		(33)
Tax expense (recovery)	333	(2)	331	—		(27	) j	304

Net income	551	(30)	521	(78)		243		686

Basic earnings per share	$1.78		$1.71					$1.84
Diluted earnings per share	$1.75		$1.70					$1.82

(See accompanying notes)

AMALCO

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004 and three months ended March 31, 2005
(unaudited)
(millions of US dollars, except per share amounts)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated financial statements of Falconbridge Limited (the amalgamated company resulting from the amalgamation of Noranda Inc. ("Noranda") and Falconbridge Limited ("Falconbridge"), referred to herein as "Amalco") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion of the following events:

  (a)
  the transaction to purchase (the "Issuer Bid") 63,377,140 of its common shares in exchange for up to 50 million junior preference shares of Noranda with an aggregate stated value of $1,250, which was completed on May 4, 2005 pursuant to the Offer to Exchange and Circular of Noranda dated March 24, 2005.

  (b)
  the transaction to purchase 58,476,589 common shares of Falconbridge not already owned by Noranda or its affiliates on the basis of 1.77 Noranda common shares for each Falconbridge common share, which was completed on May 11, 2005 pursuant to the Offer to Exchange and Circular of Noranda dated March 24, 2005 ("the Noranda Offer") and brought Noranda ownership in Falconbridge common equity to 91%.

  (c)
  the planned completion of the Noranda Offer and amalgamation of Noranda and Falconbridge under the Business Corporations Act (Ontario) by providing Falconbridge minority common shareholders, who represent 9% of Falconbridge common equity, the same consideration of 1.77 Noranda common shares for each Falconbridge common share as was offered under the Falconbridge Offer, which is planned to be completed on or about June 30, 2005 pursuant to the Notice of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005.

  Subsequent to these transactions each Falconbridge stock option outstanding at the time of amalgamation will be exchanged for 1.77 Amalco stock options with vesting periods equal to the Falconbridge stock options originally granted. Holders of Noranda preferred shares or junior preference shares and holders of Falconbridge preferred shares will receive an equal number of preferred shares or junior preference shares of Amalco having the same attributes as the preferred shares held by them immediately prior to the amalgamation.

  These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transactions and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Amalco in the future.

2.     CHANGES IN ACCOUNTING STANDARDS

  The consolidated statement of operations for the year ended December 31, 2004 are adjusted to reflect Noranda's adoption of the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debentures and preferred shares (CICA 3860).

  (a)
  Convertible Debentures

  In accordance with the amended standard under CICA 3860, Noranda has presented the liability component of its Cdn.$150 convertible debentures as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debentures and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time are recorded as interest expense in the consolidated statement of operations. The related foreign exchange difference from translation of the Canadian convertible debentures is included in the cost of operations.

  (b)
  Preferred Shares Series H

  Noranda has Cdn.$150 of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Noranda common shares after a specified date and were previously reported as equity instruments in accordance with their legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Noranda. The dividends paid are reported as interest expense in the consolidated statement of operations. The related foreign exchange difference from translation of the Canadian preferred shares is included in the cost of operations.

3.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  (a)
  The unaudited pro forma consolidated financial statements have been prepared assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2004 for the consolidated statement of operations and as of March 31, 2005 for the consolidated balance sheet:

  (i)
  The completion of the Issuer Bid resulting in Noranda exchanging 63,377,140 common shares for 20 million Junior Preference Shares, Series 1 (the "Series 1 Shares"), 20 million Junior Preference Shares, Series 2 (the "Series 2 Shares") and 10 million Junior Preference Shares, Series 3 (the "Series 3 Shares) with an aggregate assumed fair value of $1,250; and

  (ii)
  The completion of the Noranda Offer resulting in Noranda exchanging 1.77 Noranda common shares for each Falconbridge common share. As of March 31, 2005, there were 74,964,198 Falconbridge common shares outstanding that Noranda did not already own and from April 1 to May 24, 2005, approximately 67,534 Falconbridge stock options were exercised. In calculating the purchase price, these exercised Falconbridge stock options are included in the number of Falconbridge common shares to be purchased by Noranda. It is assumed that 132,806,165 Noranda common shares would be issued on completion of the Noranda offer.

  (b)
  As a result of the Noranda Offer, Noranda will own 100% of the common shares of Falconbridge. The acquisition is accounted for using the purchase method of accounting. The pro forma adjustments reflect Noranda's acquisition of the remaining 41.50% of Falconbridge's net assets at their fair values as at March 31, 2005 and accounting for Falconbridge as a wholly-owned subsidiary.

  The determination of the purchase price based on management's preliminary estimate is as follows:

  Purchase price

Consideration in Noranda common shares	$2,533
Transaction costs	20

Total	$2,553

  The purchase price was calculated using the following assumption:

  The price at which Noranda common shares are issued is Cdn.$23.21, the average closing price on the Toronto Stock Exchange for the three days prior to, and three days after, the announcement of the Noranda Offer, at a U.S. exchange rate of Cdn.$1 = US $0.8218, the noon rate on March 8, 2005.

  The allocation of the purchase price of the remaining 41.50% of Falconbridge common equity, based on management's preliminary estimate, is as follows:

  Allocation of purchase price

	Book Value	Fair Market Value Increment	Purchase Price Allocation
Assets
Cash and cash equivalents	352	—	352
Accounts receivable	161	9	170
Metal and other inventories	290	62	352
Operating capital assets	973	1,305	2,278
Development projects	447	839	1,286
Investment and other assets	165	(55)	110
Liabilities
Accounts and taxes payable	(170)	—	(170)
Debt due within one year	(113)	(1)	(114)
Long-term debt	(521)	2	(519)
Future income taxes	(179)	(621)	(800)
Pension and other provisions	(156)	(90)	(246)
Interests of other shareholders	(146)	—	(146)

Total net assets purchased	1,103	1,450	2,553

  The actual fair values of the assets and liabilities will be determined as of the date of acquisition and will differ from the amounts disclosed above in the assumed pro forma purchase price allocation due to the change in fair values of the assets and liabilities between March 31, 2005 and the date of the transaction. The actual allocation of the purchase price may result in different amortization being expensed in the statement of operations.

  (c)
  An increase in cost of operations of $6 for the three months ended March 31, 2005 (year ended December 31, 2004 — $28) reflecting the elimination of deferred gains on derivative contracts on the pro forma consolidated statement of operations. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of cost of operations over the original delivery schedule of the contracts, in accordance with AcG-13. The gains would not have been realized in the year ended December 31, 2004 or the three months ended March 31, 2005 since the purchased derivatives would have been fair valued as of January 1, 2004 for proforma purposes.

  (d)
  A decrease in cost of operations of $2 for the three months ended March 31, 2005 (year ended December 31, 2004 — $7) reflecting the elimination of amortized past service costs and amortized net actuarial losses expensed in 2004 and 2005. The amortized expenses would not have been realized, as a result of the pension liability being fair valued as of January 1, 2004 for proforma purposes.

  (e)
  The amortization of the allocation of the purchase price to operating capital assets.

  (f)
  Dividends paid to holders of the junior preference shares. The dividends paid were calculated as follows:

	Three months ended March 31, 2005	Year ended December 31, 2004
20 million Series 1 Shares times $1.50 per share (annually) =	$8	$30
20 million Series 2 Shares times $1.5625 per share (annually) =	$8	$31
10 million Series 3 Shares times $1.625 per share (annually) =	$4	$17

Total	$20	$78

  (g)
  The amortization of the fair value increment of the long term debt, partially offset by the elimination of the amortized deferred gains realized on interest rate swap contracts and energy price hedge contracts in 2004 and 2005.

  (h)
  The elimination of the Falconbridge minority interest in earnings.

  (i)
  The outstanding Falconbridge preferred shares will become outstanding Amalco preferred shares upon the implementation of the amalgamation of Noranda and Falconbridge. If that amalgamation is not approved, the outstanding Falconbridge preferred shares will remain outstanding preferred shares of Falconbridge (or, upon the implementation of the amalgamation of Falconbridge and Noranda Acquisition Inc., will become outstanding preferred shares of the company created pursuant to such amalgamation) and the impact of the same on the unaudited pro forma consolidated balance sheet of Amalco as at March 31, 2005 is to decrease the capital stock — preferred by $130 and to increase interests of other shareholders by $130 and the impact on the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 is to increase minority interest in earnings in subsidiaries by $2 and $7, respectively, and decrease net income by the same amounts.

  (j)
  An average tax rate of 30% was used to determine the tax effect of each tax effected adjustment.

4.     PRO FORMA EARNINGS PER SHARE

  Pro forma earnings per share

  Basic earnings per share is computed by dividing pro forma earnings, after deducting preferred share dividends, excluding the junior preference share dividends, by the weighted-average number of common shares outstanding for the year, excluding shares securing employee share purchase loans. From April 1 to May 24, 2005, approximately 67,534 Falconbridge stock options were exercised. In calculating pro forma earnings per share, these exercised Falconbridge stock options are included in the number of Falconbridge common shares to be purchased by Noranda.

  Diluted pro forma earnings per share is similar to basic pro forma earnings per share except for the following: The numerator is increased to exclude interest on the convertible debentures, as the dilutive convertible debentures are assumed to have been converted at the beginning of the period. The denominator is increased to include additional common shares that would have been outstanding if all outstanding dilutive stock options and convertible debentures were exercised at the beginning of the period.

	Three Months ended March 31, 2005	Year ended December 31, 2004
Basic pro forma earnings per share computation
Numerator:
Pro forma earnings	$236	$686
Dividends on preferred shares classified as capital stock — preferred	(3)	(13)

Pro forma earnings available to common shareholders	$233	$673

Denominator:
Weighted average Noranda common shares outstanding	296,855,903	296,245,753
Common shares issued to Falconbridge minority shareholders	132,806,165	132,806,165
Common shares purchased through issuer bid	(63,377,140)	(63,377,140)

Pro forma weighted-average number of common shares outstanding	366,284,928	365,674,778

Basic pro forma earnings per share	$0.64	$1.84
Diluted pro forma earnings per share computation
Numerator:
Pro forma earnings	$236	$686
Dividends on preferred shares classified as capital stock — preferred	(3)	(13)
Interest on convertible debentures	2	10

Pro forma earnings available to common shareholders	$235	$683

Denominator:
Weighted average diluted Noranda common shares outstanding	304,815,093	304,121,738
Common shares issued to Falconbridge minority shareholders	132,806,165	132,806,165
Dilutive effect of Falconbridge stock options converted to Amalco stock options	1,126,280	1,639,715
Common shares purchased through issuer bid	(63,377,140)	(63,377,140)

Pro forma weighted-average number of common shares outstanding	375,370,398	375,190,478

Diluted pro forma earnings per share	$0.63	$1.82

5.     ITEMS NOT ADJUSTED

  The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that might result from the combination of the companies, including potential further cost savings at the corporate level and potential synergies in exploration efforts.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

        The following information is applicable to each of the Registrants. In this section, each Registrant is referred to as the "Company."

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) ("OBCA"), which governs the Company, provides that the Company may indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company may, with the approval of the Ontario Superior Court of Justice, indemnify a person referred to above in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in (a) and (b) above. Despite the foregoing, a person referred to above is entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate if the person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (a) and (b) above. A corporation or a person (as defined in the OBCA) referenced above may apply to the Ontario Superior Court of Justice for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit.

        The sections of the sole By-law of the Company under the heading "Indemnification" are to the following effect:

        Indemnification of directors and officers — The Company shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Company's request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the OBCA.

        Indemnity of others — Except as otherwise required by the OBCA and subject to the foregoing paragraph, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

        Right of indemnity not exclusive — The provisions of indemnification contained in the by-law of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs and legal representatives of such a person.

        No liability of directors or officers for certain acts, etc. — To the extent permitted by law, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any money, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services.

        Insurance policies are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

        The following exhibits have been filed as part of this Schedule:

Exhibit Number	Description
2.1*	Amalgamation Agreement, dated as of June 2, 2005, between Noranda and Falconbridge providing for the Amalgamation (see Schedule G to the Joint Management Information Circular included in Part I).
2.2*	Falconbridge/Noranda Acquisition Amalgamation Agreement, dated as of June 2, 2005, between Noranda, Noranda Acquisition and Falconbridge providing for the Falconbridge/Noranda Acquisition Amalgamation (see Schedule H to the Joint Management Information Circular included in Part I).
3.1	Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2	Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3	Management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4	Unaudited interim consolidated financial statements of Noranda, including notes thereto, as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and March 31, 2004 (incorporated by reference to Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.5	Management's discussion and analysis of financial condition and results of operations of Noranda for the three months ended March 31, 2005 (incorporated by reference to Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.6	Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders held on April 26, 2005 (incorporated by reference to Falconbridge's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 23, 2005).
3.7	Material change report of Noranda, dated March 10, 2005, relating to the announcement of the Noranda Offer and the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
3.8	Material change report of Noranda, dated April 29, 2005, relating to results of the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on April 29, 2005).

Exhibit Number	Description
3.9	Material change report of Noranda, dated May 6, 2005, relating to the results of the Noranda Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.10	Annual Information Form of Falconbridge, dated March 24, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Falconbridge's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.11	Audited consolidated financial statements of Falconbridge, including notes thereto, as at December 31, 2004 and 2003, and for the years then ended, together with the auditors' report thereon (incorporated by reference to Falconbridge's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.12	Management's discussion and analysis of financial condition and results of operations of Falconbridge for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Falconbrige's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.13	Unaudited interim consolidated financial statements of Falconbridge, including notes thereto, as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and March 31, 2004 (incorporated by reference to Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.14	Management's discussion and analysis of financial condition and results of operations of Falconbridge for the three months ended March 31, 2005 (incorporated by reference to Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.15	Management Information Circular (Proxy Statement) of Falconbridge, dated March 10, 2005, distributed in connection with the annual general and special meeting of shareholders held on April 21, 2005 (incorporated by reference to Noranda's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 24, 2005).
3.16	Material change report of Falconbridge, dated March 10, 2005, relating to the Noranda Offer and the Issuer Bid (incorporated by reference to Falconbridge's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.17	Material change report of Falconbridge, dated May 6, 2005, relating to the results of the Noranda Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of Deloitte & Touche LLP
4.3*	Consent of McCarthy Tétrault LLP
4.4*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
4.5*	Consent of TD Securities Inc.
5.1*	Powers of Attorney (included on signature pages)

*Filed herewith

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in said securities.

Item 2.    Consent to Service of Process

        Concurrently with the filing of this Registration Statement on Form F-80, the Registrants are filing with the Commission written irrevocable consents and powers of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrants shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 6th day of June, 2005.

NORANDA INC.

By:	/s/ DEREK PANNELL Derek Pannell President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Derek Pannell and Steven Douglas his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Noranda Inc.

Signature	Title	Date

/s/ DEREK PANNELL Derek Pannell	President and Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2005
/s/ STEVEN DOUGLAS Steven Douglas	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2005
Alex G. Balogh	Director	June , 2005
André Bérard	Director	June , 2005
/s/ JACK L. COCKWELL Jack L. Cockwell	Director	June 6, 2005
V. Maureen Kempston Darkes, O.C., O.O.	Director	June , 2005
/s/ J. TREVOR EYTON The Honourable J. Trevor Eyton, O.C., Q.C.	Director	June 6, 2005
/s/ J. BRUCE FLATT J. Bruce Flatt	Director	June 6, 2005
/s/ A.L. FLOOD A.L. (Al) Flood, C.M.	Director	June 6, 2005
Norman R. Gish	Director	June , 2005
/s/ ROBERT J. HARDING Robert J. Harding, F.C.A.	Director	June 6, 2005
/s/ DAVID W. KERR David W. Kerr	Director	June 6, 2005
James W. McCutcheon, Q.C.	Director	June , 2005
George E. Myhal	Director	June , 2005

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Noranda Inc., in the City of Franklin, State of Tennessee on June 6, 2005.

NORANDA ALUMINUM, INC.

By:	/s/ WILLIAM BROOKS William Brooks President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 6th day of June, 2005.

FALCONBRIDGE LIMITED

By:	/s/ AARON REGENT Aaron Regent President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Aaron Regent and Michael Doolan his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Falconbridge Limited

Signature	Title	Date

/s/ AARON REGENT Aaron Regent	President and Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2005
/s/ MICHAEL DOOLAN Michael Doolan	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2005
Alex G. Balogh	Director	June , 2005
/s/ JACK L. COCKWELL Jack L. Cockwell	Director	June 6, 2005
/s/ ROBERT J. HARDING Robert J. Harding, F.C.A.	Director	June 6, 2005
/s/ DAVID W. KERR David W. Kerr	Director	June 6, 2005
/s/ G. EDMUND KING G. Edmund King	Director	June 6, 2005
/s/ NEVILLE W. KIRCHMAN Neville W. Kirchman	Director	June 6, 2005
/s/ MARY MOGFORD Mary Mogford	Director	June 6, 2005
/s/ DEREK PANNELL Derek Pannell	Director	June 6, 2005
/s/ DAVID H. RACE David H. Race	Director	June 6, 2005
James D. Wallace	Director	June , 2005

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Falconbridge Limited, in the City of Pittsburgh, State of Pennsylvania on June 6, 2005.

FALCONBRIDGE U.S., INC.

By:	/s/ JAMES H. MOORE J.H. Moore President

By:	/s/ G.J. STRAKA G.J. Straka Treasurer

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Amalgamation Agreement, dated as of June 2, 2005, between Noranda and Falconbridge providing for the Amalgamation (see Schedule G to the Joint Management Information Circular included in Part I).
2.2*	Falconbridge/Noranda Acquisition Amalgamation Agreement, dated as of June 2, 2005, between Noranda, Noranda Acquisition and Falconbridge providing for the Falconbridge/Noranda Acquisition Amalgamation (see Schedule H to the Joint Management Information Circular included in Part I).
3.1	Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2	Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3	Management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4	Unaudited interim consolidated financial statements of Noranda, including notes thereto, as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and March 31, 2004 (incorporated by reference to Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.5	Management's discussion and analysis of financial condition and results of operations of Noranda for the three months ended March 31, 2005 (incorporated by reference to Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.6	Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders held on April 26, 2005 (incorporated by reference to Falconbridge's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 23, 2005).
3.7	Material change report of Noranda, dated March 10, 2005, relating to the announcement of the Noranda Offer and the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
3.8	Material change report of Noranda, dated April 29, 2005, relating to results of the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on April 29, 2005).

Exhibit Number	Description
3.9	Material change report of Noranda, dated May 6, 2005, relating to the results of the Noranda Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on May 10, 2005).
3.10	Annual Information Form of Falconbridge, dated March 24, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Falconbridge's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.11	Audited consolidated financial statements of Falconbridge, including notes thereto, as at December 31, 2004 and 2003, and for the years then ended, together with the auditors' report thereon (incorporated by reference to Falconbridge's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.12	Management's discussion and analysis of financial condition and results of operations of Falconbridge for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Falconbrige's Annual Report on Form 40-F (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 29, 2005).
3.13	Unaudited interim consolidated financial statements of Falconbridge, including notes thereto, as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and March 31, 2004 (incorporated by reference to Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.14	Management's discussion and analysis of financial condition and results of operations of Falconbridge for the three months ended March 31, 2005 (incorporated by reference to Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.15	Management Information Circular (Proxy Statement) of Falconbridge, dated March 10, 2005, distributed in connection with the annual general and special meeting of shareholders held on April 21, 2005 (incorporated by reference to Noranda's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on March 24, 2005).
3.16	Material change report of Falconbridge, dated March 10, 2005, relating to the Noranda Offer and the Issuer Bid (incorporated by reference to Falconbridge's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
3.17	Material change report of Falconbridge, dated May 6, 2005, relating to the results of the Noranda Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 033-95280) filed with the Securities and Exchange Commission on May 10, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of Deloitte & Touche LLP
4.3*	Consent of McCarthy Tétrault LLP
4.4*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
4.5*	Consent of TD Securities Inc.
5.1*	Powers of Attorney (included on signature pages)

*Filed herewith

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EXPLANATORY NOTE
PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
TABLE OF CONTENTS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
GLOSSARY
SUMMARY
SUMMARY OF NORANDA HISTORICAL FINANCIAL INFORMATION
SUMMARY OF FALCONBRIDGE HISTORICAL FINANCIAL INFORMATION
SUMMARY OF AMALCO PRO FORMA FINANCIAL INFORMATION
JOINT MANAGEMENT INFORMATION CIRCULAR
THE AMALGAMATION
THE FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN REGULATORY REQUIREMENTS
OTHER SHAREHOLDER CONSEQUENCES
EXPENSES OF THE PROPOSED TRANSACTIONS
INFORMATION CONCERNING NORANDA
Table Of Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs
INFORMATION CONCERNING FALCONBRIDGE
RISK FACTORS
INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS
GENERAL PROXY INFORMATION
AVAILABLE INFORMATION
LEGAL MATTERS
SCHEDULE A AMALGAMATION RESOLUTION
SCHEDULE B FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION RESOLUTION
SCHEDULE C SUMMARY OF AMALCO SHARE PROVISIONS
SCHEDULE D SUMMARY OF AMALGAMATED FALCONBRIDGE SHARE PROVISIONS
SCHEDULE E SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
SCHEDULE F SECTION 185 OF THE OBCA
SCHEDULE G AMALGAMATION AGREEMENT
ARTICLE 1 — INTERPRETATION
ARTICLE 2 — AMALGAMATION
ARTICLE 3 — BOARD OF DIRECTORS
ARTICLE 4 AMALGAMATION EVENTS
ARTICLE 5 CONDITIONS PRECEDENT TO THE AMALGAMATION
ARTICLE 6 ARTICLES OF AMALGAMATION
ARTICLE 7 MISCELLANEOUS
SCHEDULE 2.04 Share Terms
SCHEDULE H FALCONBRIDGE/NORANDA ACQUISITION AMALGAMATION AGREEMENT
ARTICLE 1 — INTERPRETATION
ARTICLE 2 — AMALGAMATION
ARTICLE 3 — BOARD OF DIRECTORS
ARTICLE 4 — AMALGAMATION EVENTS
ARTICLE 5 — CONDITIONS PRECEDENT TO THE AMALGAMATION
ARTICLE 6 — ARTICLES OF AMALGAMATION
ARTICLE 7 — MISCELLANEOUS
SCHEDULE 2.04 Share Terms
SCHEDULE I UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF FALCONBRIDGE LIMITED (the amalgamated company resulting from the amalgamation of Noranda Inc. and Falconbridge Limited, referred to herein as "Amalco") INDEX TO FINANCIAL STATEMENTS
AMALCO PRO FORMA CONSOLIDATED BALANCE SHEET As at March 31, 2005 (unaudited) (millions of US dollars)
AMALCO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Three months ended March 31, 2005 (unaudited) (millions of US dollars, except per share amounts)
AMALCO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Year ended December 31, 2004 (unaudited) (millions of US dollars, except per share amounts)
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX